Givaudan



ANNUAL & FINANCIAL REPORT 2009

HIGHLIGHTS

- 1.6% growth in local currencies on a comparable basis
- EBITDA margin sustained at 20.7%
- Net income up 79% to CHF 199 million
- Free cash flow tripled to CHF 459 million
- Balance sheet significantly strengthened, net debt reduced by CHF 939 million
- Cash dividend of CHF 20.60 proposed

KEY FIGURES

In millions of Swiss francs, except for per share data	2009	2008
Sales	3,959	4,087
Gross profit	1,780	1,862
as % of sales	*45.0%*	*45.6%*
EBITDA at comparable basis [a, b]	820	842
as % of sales	*20.7%*	*20.6%*
EBITDA [a]	758	765
as % of sales	*19.1%*	*18.7%*
Operating income at comparable basis [b]	525	486
as % of sales	*13.3%*	*11.9%*
Operating income	460	379
as % of sales	*11.6%*	*9.3%*
Income attributable to equity holders of the parent	199	111
as % of sales	*5.0%*	*2.7%*
Earnings per share – basic (CHF) [c, d]	25.07	14.98
Earnings per share – diluted (CHF) [c, d]	24.97	14.87
Operating cash flow	738	541
as % of sales	*18.6%*	*13.2%*

a) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.

b) EBITDA at comparable basis excludes acquisition related restructuring expenses. Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

c) The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element of the rights issue.

d) The Mandatory Convertible Securities will convert in March 2010, thus impacting the future earnings per share calculation.

In millions of Swiss francs, except for employee data	31 December 2009	31 December 2008
Total assets	7,083	6,997
Total liabilities	4,271	4,904
Total equity	2,812	2,093
Number of employees	8,501	8,772

TABLE OF CONTENTS

At a Glance 2

Key Events of the Year 6

Letter from the Chairman 8

Letter from the CEO 10

Business Performance 16

Fragrance Division 20
Fine Fragrances 21
Consumer Products 23
Fragrance Ingredients 23

Flavour Division 26
Asia Pacific 28
Europe, Africa, Middle East 28
North America 29
Latin America 29

Research and Development 32
Fragrance Division 32
Flavour Division 34

Sustainable Business Model 38

Corporate Governance 51

Compensation Report 62

Financial Report 69

Givaudan Worldwide 132

Contact/Credits 136

AT A GLANCE

As the leading company in the fragrance and flavour industry, Givaudan develops unique and innovative fragrance and flavour creations for its customers around the world.

This leadership position is underpinned by a sales and marketing presence in all major mature and developing markets. Our fragrances and flavours are used in many final products, ranging from fine fragrances to fabric, personal and household care products as well as soft drinks, ready made meals, dairy and sweet goods products. Givaudan commits significant investments into cutting-edge research and development programmes as well as consumer understanding tools to remain the leading innovator in the industry.
Our efficient operations are driven by two business organisations, the Fragrance Division and the Flavour Division, which are supported by integrated functions such as Finance, Human Resources and IT.

MARKET SHARE


Givaudan
25%

Total market size estimated at CHF ~17-18 billion

Sales in 2009: CHF 3,959 million
Locations: 82, including 33 production sites
Employees: 8,501
Headquarters: Vernier, Switzerland
Global industry market share: 25%
Reinvestment of sales into R&D in 2009: 8.2%

WORLDWIDE PRESENCE

Givaudan has a leading presence in all major markets and operates through a network of 86 sites around the world in mature and developing markets. This global presence as an industry leader is an important contributor to its success.

SALES BY DIVISION


Fragrances
46%
Flavours
54%

Sales Fragrances 46%
CHF 1,824 million
-3.9% in Swiss francs
+0.9% in local currencies

Sales Flavours 54%
CHF 2,135 million
-2.5% in Swiss francs
+1.9% in local currencies

SALES BY MARKET


Developing
38%
Mature
62%

Developing markets 38%
CHF 1,509 million
+9.3% in local currencies

Mature markets 62%
CHF 2,450 million
-3.2% in local currencies

ORGANISATION

Givaudan operates through two integrated divisions, combining a rich legacy of experience with cutting-edge technology in its aim to be the leader in sensory innovation and creating added value for its customers.

Fragrance Division
Our perfumers create fragrances for the world's most respected brands. The division is organised into three business units, which are supported by an in-depth understanding of the latest consumer trends, a performing research and development organisation as well as an efficient global operational set-up.

Flavour Division
We are a trusted partner to the world's leading food and beverage companies, combining our global expertise in sensory understanding, analysis and consumer-led innovation in support of unique product applications and new market opportunities. From concept to store shelves and quick-serve restaurants, we work with food and beverage manufacturers to develop flavours and tastes for market-leading products across five continents.

CEO and Executive Committee

Fragrance Division
CHF 1,824 million

Fine Fragrances
21%
Signature fragrances, line extensions

Consumer Products
66%
Fabric & personal wash, hair & skin care, household & air care, oral care

Fragrance Ingredients
13%
Internal use, third party sales

Flavour Division
CHF 2,135 million

Beverages
35%
Soft drinks, fruit juices & instant beverages

Savoury 35%
Ready made meals, snacks, soups & sauces
Meat and poultry

Dairy 12%
Ice cream & yoghurt, desserts, yellow fats (margarines)

Confectionery
18%
Baked goods, sugar confectionery, chocolate & chewing gum

Purchasing

Finance **IT** **HR**

Corporate functions: Communication, Legal, EHS

OUR STRATEGY: DRIVING PROFITABLE GROWTH

Givaudan continues to successfully implement its consistent strategy since its independent listing on the SIX Swiss Exchange in June 2000. For almost ten years, our strategy has been based on the objective of driving profitable growth. This is done through:

- Focusing on innovation
- Increasing win rate
- Expanding strong position in developing markets
- Broadening our customer base
- Opportunistic approach to acquisitions

WELL-BALANCED BUSINESS WITH NATURAL HEDGES

Highly diversified and balanced business mix

The key to Givaudan's sustainable long-term growth is grounded in its well-balanced business with natural hedges. This also allows the company to maintain a strong competitive advantage against fluctuations in the economic environment and changes in customer demand. These hedges are built through:

Geography	Customers and Products
• 38% of sales in developing markets • 62% in mature markets	• Diversified customer base ranging from multinationals to regional clients, from premium brands to private and white label

Segment	Currency
• Balanced portfolio in most fragrance and flavour applications	• Creation and production centres close to customers • Sales and expenses balanced across major currencies protecting margins

KEY EVENTS OF THE YEAR

January



Consumer Products Centre in East Hanover, New Jersey, USA.

8 January 2009
As part of its ethical sourcing project in Venezuela, Givaudan introduces a new natural ingredient to the perfumers' creation palette: Tonka roasted beans, certified organic by ECOCERT.

13 January 2009
A new Consumer Products Fragrance Creative Centre in East Hanover, New Jersey, USA, becomes operational.

14 January 2009
The extended and dedicated Malvinas Fragrance production site opens in Buenos Aires, Argentina.

February



Stevia leaf, the natural high-intensity sweetener.

11 February 2009
Givaudan Flavours scientists identify and apply for patents related to their discovery of the bitter taste receptor triggered by Rebaudioside-A, the new stevia-derived "natural high intensity sweetener".

17 February 2009
Full Year 2008 Results: Givaudan delivers solid results in a challenging environment.

25 February 2009
As part of its TasteSolutions™ programme, the company develops an extensive portfolio of building blocks and ingredients to help its flavourists enhance salt perception in low sodium applications.

March



Givaudan-sponsored school in Laos.

2 March 2009
A new Fragrance Division brochure highlighting Givaudan's in-depth consumer understanding of the developing markets of Brazil, Mexico, China and India is presented to customers.

18 March 2009
A partnership focusing on the sustainable supply of benzoin from Laos, the third initiative in the Innovative Naturals™ programme, is introduced to clients and the media.

26 March 2009
The Annual General Meeting elects Thomas Rufer as a new director and re-elects André Hoffmann and Jürg Witmer to the Board of Directors, all for a term of three years.

June



Sweet Goods Applications Centre in Buenos Aires, Argentina.

9 June 2009
Opening of a dedicated, refitted Flavour sales, creation and application centre in Buenos Aires, Argentina.

11 June 2009
Rights issue to de-lever balance sheet and strengthen operational flexibility is announced.

August



Givaudan conducts research into umami, Japanese for "palatability".

4 August 2009
Half Year Results 2009: Improved momentum and strong cash flow.

19 August 2009
Givaudan is conducting new and extensive scientific and culinary research into umami through its TasteSolutions™ programme. The Group has developed an extensive palette of natural taste ingredients which enable its flavourists to create flavours that provide a new level of deliciousness and authenticity in foods without having to rely on the addition of declarable taste enhancers.

August



Givaudan Half Year Investor Conference, Zürich.

27 August 2009
Givaudan Investor Conference attracts a record 49 attendees and gives the company the opportunity to brief investors on its commitment to sensory innovation.

April



Givaudan Perfumery School, France.

1 April 2009
Givaudan's Perfumery School is the focus of a major story about the fragrance industry in the April special Fashion & Style edition of Time magazine.

3 April 2009
First quarter 2009 sales: Consumer products and Flavours resilient.

May


Fragrance & Feelings
Sensory Science

The "Fragrance & Feelings" brochure developed by Givaudan's Fragrance research community.

4 May 2009
Sensory understanding and the psychology of smell are the main features in the "Fragrance & Feelings" brochure, developed by Givaudan's Fragrance research community.

6 May 2009
Givaudan further advances its TasteEssentials™ Chicken flavour programme by developing proprietary, breakthrough natural ingredients that help food manufacturers create consumer preference for their products in tough market conditions.

May



The FiFi is a registered trademark of The Fragrance Foundation.

22 May 2009
Givaudan's TasteTrek™ Citrus Flavours team hosts a seminar for 150 invited food and beverage customer delegates and media at the IFIA trade show in Tokyo, raising the company's image in this key market.

27 May 2009
Givaudan celebrates seven successes at the New York FiFi® Awards Ceremony.

September



Givaudan's Fine Fragrance Studio in Paris sees the launch of Annick Le Guerer's new book.

10 September 2009
Author Annick Le Guerer launches her new book on the therapeutic tradition of perfume at the Givaudan Fine Fragrance Studio in Avenue Kleber, Paris.

23 September 2009
Givaudan hosts a two-day interactive seminar for customers and media on its Taste Solutions™ technologies and capabilities at Food Summit Mexico.

October


Project Outlook

Givaudan successfully rolls out the SAP system across three sites.

5 October 2009
The implementation of Givaudan's new enterprise system based on SAP continues across Europe with successful go-lives at three European sites: Ashford (UK), Naarden and Barneveld (the Netherlands).

9 October 2009
Nine months sales: momentum continues to improve.

November



Givaudan unveils latest TasteTrek™ Citrus flavours.

18 November 2009
Givaudan impresses customers and media with its latest TasteTrek™ Citrus lemon and lime flavours at Food Ingredients Europe in Frankfurt.

23 November 2009
The highly respected New Yorker magazine publishes an in-depth article about Givaudan, entitled "The Taste Makers".

28 November 2009
Article in Financial Times magazine (How to Spend it) featuring our Orpur™ and Innovative Naturals™ programmes.



Letter from The Chairman

Dear Shareholder,

Despite the turbulence of a difficult global economic environment, Givaudan proved its resilience in 2009 with a 1.6% growth in sales in local currencies and an increase in net profit to CHF 199 million. The comparable EBITDA margin remained stable at 20.7% compared to 2008 as we were able to counter the negative headwinds. Integration savings, price increases, tight cost controls and efficiency improvements combined to help compensate the decline in gross profit margin.

Under the circumstances, this is a very satisfactory performance which again confirms our leadership position in the flavour and fragrance industry. It is notable that this was achieved alongside the introduction or continued implementation of a number of major business transformation projects. On behalf of the Board, I extend my gratitude to the management team and our entire staff in our 86 locations across the world for their hard work and dedication.

The Board of Directors and I are able to witness the outstanding commitment of our staff every time we visit one of our sites. During 2009, I had the special opportunity to see, for example, our partnership project in Laos on the sustainable supply of benzoin as part of our Innovative Naturals™ programme. Benzoin is a raw material used in Fine Fragrances and Consumer Products and extracted as gum from trees by villagers in northern Laos. Announced in the early part of the year, this is the third project in our Innovative Naturals™ programme and joins those on the sustainable supplies of sandalwood oil in Australia and tonka beans in Venezuela.

These projects also demonstrate Givaudan's presence in developing markets, which now account for over 38% of our global sales.

In June, we successfully completed our CHF 420 million rights offerings. The capital raised strengthened Givaudan's flexibility in an uncertain macroeconomic environment to pursue strategies that drive future growth and profitability, including investments in innovation and productivity improvements. The de-leveraging achieved through the rights issue

"Our company is in robust and resilient shape and will continue to further develop its leading position in the industry."

already helped to reduce the absolute level of net debt in 2009 by almost CHF 1 billion. In addition, it reduces our refinancing needs in 2011 and 2012 and broadens our future refinancing options.

The ongoing integration activities of Quest International, acquired in 2007, move towards final completion. The management of the integration has been exemplary. The company is equipped with a diversified global creative network that is supported by strong marketing, research and consumer understanding tools, helping Givaudan to withstand the unprecedented economic headwinds, as demonstrated in 2009.

At the Annual General Meeting in 2009, Professor John Marthinsen stepped down from the Board of Directors. He was replaced by Thomas Rufer, who has a long-standing experience in management, accounting and business administration. I would like to thank John Marthinsen for his valuable contribution as a Board Member since 2000. This change at Board level reflects our policy of a phased renewal, long-term internal succession planning and fostering diversity of experience.

As Givaudan approaches the tenth anniversary of its listing on the SIX Swiss Exchange, I am proud to report that our company is in a robust and resilient shape and that it will continue to further develop its leading position in the industry and deliver value to customers and shareholders in innovative and sustainable ways.

Dr Jürg Witmer
Chairman



Letter from The CEO

Dear Shareholder,

The unprecedented difficult economic environment made 2009 a testing year for the global economy, the flavour and fragrance industry and Givaudan. Despite the many challenges, however, our solid performance in 2009 has proven Givaudan's relative underlying resilience.

We achieved an industry-leading sales performance that was underlined by our size, our balanced presence in all product segments, the diversity of our clients and the high share of sales in developing countries. These natural hedges were reinforced by the complementarities of Quest International, which we have successfully integrated over previous years, establishing a solid foundation for our future.

The adverse economic conditions caused consumer spending to drop significantly in the mature markets, particularly in discretionary segments such as fine fragrances. De-stocking throughout our clients' supply chains impacted our sales performance in the first few months of the year. Despite these adversities, we were able to achieve both a sales increase in local currencies and a slight improvement in our profitability over 2008 levels.

Group sales increased 1.6 % to CHF 3,959 million, measured on a comparable basis and in local currencies. Sales growth was stronger in the Flavour Division with a 2.2% increase in local currencies and on a comparable basis, whereas sales in the Fragrance Division increased 0.9% in local currencies. Our strong performance in the developing markets was the main contributor to this good result supported by our ongoing ability to continuously expand a strong win rate with customers.

Sales of the underlying business in the Flavour Division and Fragrance Consumer Products proved their natural resilience whilst our Fine Fragrance business unit was significantly impacted by a declining fine fragrances market at the retail level. Growth did pick up towards the end of 2009 but we expect 2010 to remain a challenging year for Fine Fragrances.

Despite strong headwinds, Givaudan maintained its profitability at 2008 levels due to strong cost savings. Earnings before Interest, Taxes, Depreciation and Amortisation, or EBITDA, at comparable basis slightly decreased to CHF 820 million from CHF 842 million last year, but when measured in local currencies, the EBITDA

"Despite adversities, we were able to achieve both a sales increase in local currencies and a slight improvement in our profitability over 2008 levels."

increased by 1.7%. This represented a 20.7% EBITDA margin for the Group.

Net income rose 79% to CHF 199 million from CHF 111 million reported last year.

It is clear that such results would not have been possible without the ongoing benefits we are reaping from our integration savings and additional cost-containment measures at all levels during 2009. In order to further expand our position as one of the most efficient and cost-effective provider of innovative fragrance and flavour solutions, we continually strive to optimise the supply chain.

Despite this year's challenging environment, we continued to deliver steady progress with our integration activities and continuous optimisation of the supply chain. The fragrance ingredients manufacturing site in Lyon, France was closed in the first part of 2009, as scheduled. The closure of the flavour production site in Owings Mills, USA was completed as planned with production being consolidated into our existing North American facilities. As the integration initiatives continued to progress on track during 2009, the savings amounted to the targeted CHF 170 million for the full year. These cost-containment initiatives were supported by a significant reduction in discretionary spend. Close screening of all planned investment programmes and a clear prioritisation of projects helped us keep capital expenditure at a low level during a year, focused very much on cash conservation and de-leveraging.

The strong focus on improving our working capital translated into a 17% reduction in our inventories, increasing our cash flow generation from operations to CHF 738 million in 2009 from CHF 541 million in 2008.

In addition, the rights-issue in June 2009 enabled us to accelerate the de-leveraging of the financial position at a much faster pace. At the end of this year, we were able to decrease our net debt by CHF 939 million to CHF 1.5 billion.

While maintaining a continued focus on our customers, we were also able to make progress in many other key initiatives. Project Outlook, the new enterprise system based on SAP, is on track with its worldwide roll-out plan.

"Givaudan's performance, against the backdrop of a difficult business environment, is a very satisfactory achievement and a strong sign of our unique capability."

It was successfully implemented at Ashford, UK and at our two sites in the Netherlands, Naarden and Barneveld. In 2010, we will see the first implementations in North and Latin America.

In 2009, we launched our overall Sustainability programme and, as part of this, started the roll-out of a global behavioural-based safety programme to drive further improvements in personal safety. A satisfying aspect of the two projects is that it quickly became apparent how many initiatives we already have in place in both areas, including a significant number of current customer projects. We support our clients throughout a range of complex sustainability related issues across all aspects of the product life-cycle. This ranges from supporting them to provide healthier products through the reduction of salt and sugar content in final products to further driving our sustainable sourcing strategy.

In the early 1990s, Givaudan's Fragrance Division started the first in-house biodegradation testing programme in the industry. Over 600 biodegradation studies have since been conducted, providing us with the largest fragrance environmental database in the industry.

Similarly, Givaudan's Flavour Division has been developing naturally engineered citrus oils to supplement and ensure the availability of citrus raw materials. We use these processes to create authentic citrus flavours in beverages and foods for our customers, ensuring long-term supply and price stability.

At this point in time, it is too early to say how and when the global economic crisis will end. Despite some signs of recovery, considerable uncertainties continue, particularly in the USA, Western Europe and Japan. In addition, the fine fragrance market at retail level remains weak and we expect this trend to continue for the time being. In the light of this expectation, we will continue to evaluate additional ways of driving competitiveness in 2010 and over the long term.

Givaudan's overall performance in 2009, against the backdrop of a difficult business environment, is a very satisfactory achievement. It is also strong sign of our unique capability to understand and deliver innovation to support our customers, demonstrating at the same time a deep knowledge of the markets we serve. Givaudan fared better than the overall market because

“Based on these results, we maintain our outlook and reiterate that we are confident to reach pre-acquisition profitability levels by 2010.”

of the solid base we have put in place through the integration of Quest International as well as the exceptional efforts and dedication of our employees.

In June 2010, we will celebrate the tenth anniversary of Givaudan's independent listing on the SIX Swiss Exchange. It was the starting point for the many changes which have contributed to making this company the leader in the industry. In ten years, we have combined the best aspects of many companies, been enriched by new talent and continued to increase research efforts, a key element which has enabled us to differentiate ourselves as the industry leader and to deliver organic growth which has been consistently twice the market growth.

Based on these results, we maintain our outlook and reiterate that we are confident to reach pre-acquisition profitability levels by 2010 and to continue to grow faster than the market in line with our growth initiatives. It is clear, that the difficulties we faced in 2009 will make this a stretched target but we believe that we have the right strategy and initiatives in place to reach this goal.

This company is in solid shape, ready to face the challenges that 2010 will no doubt bring and to grow sales and profitability. We have everything in place to build on the economic recovery that will eventually happen and further extend our leadership.

Gilles Andrier
CEO



Engaging the Senses

An extended invitation to engage in the stimulating excitement of our creative process. From discovery through development, to the emotional pleasure and celebration of the final product. Join us and enjoy the journey as we experience the synergy of: Knowledge, Discovery, Artistry, Performance.

BUSINESS PERFORMANCE

In 2009, Givaudan group sales totalled CHF 3,959 million, an increase of 1.4% in local currencies and a decrease of 3.1% in Swiss francs compared to the previous year. On a comparable basis (in local currencies and excluding the impact of divestments), sales increased by 1.6% versus 2008.

Sales of the Fragrance Division were CHF 1,824 million, an increase of 0.9% in local currencies and a decrease of 3.9% in Swiss francs versus 2008.

Sales of the Flavour Division were CHF 2,135 million, an increase of 1.9% in local currencies and a decrease of 2.5% in Swiss francs compared to the previous year. On a comparable basis, sales increased by 2.2% versus 2008.

Gross Margin

The gross profit margin declined to 45.0% from 45.6% as a result of strong increases in raw material, energy and transportation costs. Although basic commodity and energy prices have declined from the peak in the first quarter of 2009, the impact of this decline on Givaudan's margins was not fully reflected in 2009.

Production volumes were significantly lower in 2009 than in 2008, driven both by lower sales volumes, as well as a strong focus on reducing inventory levels. Production costs could not be reduced in the same proportion, as a consequence putting pressure on the gross margin.

Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)

EBITDA declined to CHF 758 million in 2009 from CHF 765 million last year. On a comparable basis EBITDA was CHF 820 million, below the CHF 842 million reported last year. The comparable EBITDA margin was 20.7% in 2009, slightly higher than the 20.6% reported in 2008.

The lower gross profit was more than compensated by integration savings and cost containment measures. When measured in local currency terms, the EBITDA on a comparable basis increased by 1.7%.

Operating Income

The operating income increased to CHF 460 million from CHF 379 million last year.

On a comparable basis, excluding CHF 65 million of integration costs, the operating income increased to CHF 525 million in 2009 from CHF 486 million in 2008.

The operating margin on a comparable basis increased to 13.3% in 2009 from 11.9% reported last year, mainly as a result of the lower amortisation of intangible assets, as well as integration savings and other cost containment measures partially offset by continued pressure on the gross profit margin.

When measured in local currency terms, the operating income on a comparable basis increased by 14.4%.

Financial Performance

Financing costs were CHF 142 million in 2009, down from CHF 153 million in 2008. Other financial expense, net of income was CHF 51 million in 2009, versus CHF 71 million in 2008.

In 2009 Givaudan continued to incur some exchange rates losses, but these were lower than in 2008. The Group continued to incur significant hedging costs to protect against ongoing currency volatility.

The Group's income taxes as a percentage of income before taxes were 25% in 2009, versus 28% in 2008.

Net Income

In actual terms, the net income increased by 79.3% to CHF 199 million in 2009 from CHF 111 million in 2008. This represents 5.0% of sales in 2009, versus 2.7% in 2008.

Basic earnings per share increased to CHF 25.07 in 2009 from CHF 14.98 in the previous year.

Cash Flow

Givaudan delivered an operating cash flow of CHF 738 million, an increase of CHF 197 million on 2008.

A strong focus on working capital management delivered a reduction in inventories of CHF 126 million, down 16.7% versus 2008 levels, and accounts receivables were maintained at 2008 levels, despite a strong sales increase in the last quarter versus prior year comparatives.

Total net investments in property, plant and equipment were CHF 95 million, down from the CHF 194 million incurred in 2008 as the Group reprioritised investments.

Intangible asset additions were CHF 64 million in 2009, a significant portion of this investment being in the company's ERP project, based on SAP. Implementation was completed in the Netherlands and the UK and the project focus has now moved to North and South America.

Operating cash flow after investments was CHF 589 million, up 113.4% versus the CHF 276 million recorded in 2008. Free cash flow, defined as operating cash flow after investments and interest paid, was CHF 459 million in 2009, a three-fold increase versus 2008.

In June 2009, Givaudan successfully completed its CHF 420 million rights issue, with 99.7% of rights being exercised.

Financial Position

Givaudan's financial position was significantly strengthened in 2009. As a result of a strong focus on cash generation, lower capital expenditures and the proceeds of the rights issue, net debt at December 2009 was CHF 2,248 million, down from CHF 3,182 million at December 2008.

Excluding the Mandatory Convertible Securities, net debt at December 2009 was CHF 1,499 million, down from CHF 2,438 million at December 2008.

At the end of 2009 the leverage ratio was 30%, compared to 46% at the end of 2008.

Dividend

The Board of Directors will recommend to the Annual General Meeting on 25 March 2010 to make a distribution to shareholders of a cash dividend of CHF 20.60 per share. This represents an increase of 3.0% over 2008.

Outlook

For the full year 2010, Givaudan is confident to further outgrow the underlying market, based on its growing pipeline of briefs and new wins. The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement.

The company is confident of achieving the announced savings target of CHF 200 million by 2010 and therefore reaching its pre-acquisition EBITDA margin level of 22.7% by 2010.

In an improving environment, Givaudan continues to focus on its growth initiatives to expand in developing countries and in key segments.



Knowledge

Knowledge is the source from which concepts are born. It is essential to nourish the creative process and employ clear thinking in order to find pertinent breakthrough solutions. It provides the vital synergy of creativity, science and technology.

Miriad 2.0™, our knowledge management tool helps capture consumer understanding while continuing to drive the creation of fragrances. The tools in Miriad 2.0™ have been extended throughout 2009 to include valuable information from consumers in developing markets. Perfume Pulse, the revolutionary raw material research tool, has an extended portfolio and wide geographic scope.


Givaudan
Home
Marketing Centre
CRM Centre
Motion Analytics
Welcome to Miriad 2.0
Education
Sensory Design Studio
Perspectives
Olfactory Insight
Anthropologist's Nose
Facets

FRAGRANCE DIVISION

In millions of Swiss francs and as per cent of sales

Sales


2009
1,824
2008
1,898

EBITDA*


2009
370
20.3%
2008
400
21.1%

Operating Income*


2009
228
12.5%
2008
230
12.1%

EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

* *On a comparable basis.*

The Fragrance Division recorded sales of CHF 1,824 million, an increase of 0.9% in local currencies and a decrease of 3.9% in Swiss francs.

After a challenging first quarter sales, business momentum recovered, improving consistently during the three consecutive quarters.

The division achieved sales growth of 5.3% in local currencies during the fourth quarter of this year.

Total sales for Fragrance compounds (Fine Fragrances and Consumer Products combined) increased 0.8% when measured in local currencies but decreased 4.3% in Swiss francs to CHF 1,576 million from CHF 1,647 million.

An excellent performance from our Consumer Products business, with an increase in sales of 3.6% in local currencies, contributed to the overall solid sales result and could offset the 7.6% sales decline in local currencies of the Fine Fragrance business unit. Fine Fragrances was particularly affected by the reduction of inventories throughout the supply chain in the first half of the year and the ongoing contraction of the mature markets at retail level.

Fragrance Ingredients sales increased by 2.2% in local currencies which represents a solid achievement given the strong sales decline experienced in the beginning of the year which could be offset by a double-digit growth in the second half of 2009.

EBITDA, or Earnings Before Interest, Taxes, Depreciation and Amortisation, decreased to CHF 333 million from CHF 348 million last year.
In comparable terms, EBITDA decreased to CHF 370 million from CHF 400 million. An unfavourable product mix due to lower sales in Fine Fragrances and underutilisation of capacities due to lower production volumes, particularly in Fragrance Ingredients, affected the gross profit margin. Operating expenses were reduced due to further integration savings and cost containments, partially offsetting the gross margin decline. The EBITDA margin on a comparable basis declined to 20.3% compared to the 21.1% of last year.

The operating income increased by 24.8% to CHF 191 million from CHF 153 million last year mainly due to lower integration and amortisation costs in 2009. The operating margin on a comparable basis

Perfume Pulse offers increasingly global fragrance translation. Nine Givaudan Specialities, as well as two Givaudan Innovative Naturals™, have been added to the Perfume Pulse portfolio. WebStar is the new fragrance library in Miriad 2.0™. This latest tool contains 150 sessions of consumer market research across several product categories including Fine Fragrance, Hair, Body Wash, Aircare and Fabric Care.



increased to 12.5% from 12.1% reported last year, mainly as a result of lower amortisation of intangible assets, partially offset by lower gross profit margin. Operating income on a comparable basis was CHF 228 million, below the CHF 230 million reported last year.

In 2009, further progress was achieved on the integration of our supply chain. In line with the division's strategy to have a cost-competitive ingredients palette for its perfumers, the closure of the commodity ingredients manufacturing site in Lyon, France was completed by end of March 2009.

In Mount Olive, USA, the second phase of our expansion was finished in mid-2009 allowing for the full consolidation of the complete compounding activities in North America. In November, the first important expansion of our ingredients manufacturing site in Pedro Escobedo, Mexico, was completed. The installation of a multi-purpose manufacturing unit will further support the production of speciality ingredients at competitive costs. In order to better serve our customers in the developing markets, the further expansions of our commercial offices in Moscow and Dubai were also completed. Global presence contributes to the in-depth consumer understanding of the Fragrance Division.

In addition to investments in our knowledge management tool, Miriad 2.0™, teams ensure on-the-ground connection with local markets; capturing opinions, experiences and associations with fragrance and observing consumer behaviours when buying and using products. This information forms the source for our databases which inspire commercially successful fragrance design.

Key tools in Miriad 2.0™ have been expanded to incorporate information from developing markets. Simultaneously BlogTrek, another Miriad 2.0™ tool, connects with online communities to feel the pulse of consumer opinion about fine fragrance launches.

Givaudan's new enterprise system based on SAP was successfully implemented at the Ashford site in the UK.

Fine Fragrances

Fine Fragrance sales declined 7.6% in local currencies, impacted by weak consumer demand and the effect of de-stocking, particularly in Europe and North America.

Despite the fact that sales were lower for the full year, this business unit showed a clear strengthening in performance during the second half of 2009 in a strongly declining market.

This was a result of Givaudan's ability to win important new fragrance projects which were successfully launched in the market, and the continued strong, double-digit performance in Latin America.

Givaudan's success was also demonstrated by a strong presence at the 2009 annual fragrance award ceremonies in the US, UK, Germany and France where the following fragrances created by Givaudan won awards:

- FiFi® Awards in the USA: Harajuku Lovers was the Fragrance of the Year Women's Luxe; Victoria's Secret Sexy Little Things won Fragrance of the Year Private Label/Direct sell;


Givaudan
Explore the comments of enthusiasts on the web. Read real reactions expressed on fragrance blogs
communities to see for yourself.
A unique research tool

With further projects planned and in progress, WebStar will become the industry reference for fragrance. Data already represents consumer insights from both developed and developing markets including Mexico, Brazil, China, Thailand, Russia and Turkey. WebStar enables data to be visualised against a whole range of parameters; markets can be investigated, categories scrutinised, and olfactive preferences highlighted to drive successful fragrance creation in any market.

Tom Ford's Champaca Absolute won Fragrance of the Year Unique Boutique

- FiFi® Awards in the UK: Paco Rabanne 1 Million won Best New Prestige Male Fragrance; Tom Ford White Patchouli was Best New Limited Distribution Fragrance for Woman; Gucci by Gucci Men won Best New Limited Distribution Fragrance for Men
- Duftstars in Germany: Bruno Banani Magic Man and Magic Woman won Best Lifestyle Perfume in the men's and women's categories; Le Male by Jean-Paul Gaultier won Best Classic for men
- Grand Prix du Parfum in France: Paco Rabanne 1 Million won Best Masculine Perfume, Diptyque's Collection Les Hesperides won Best Perfume for Exclusive Distribution and was awarded the Grand Prix Marie Claire.

While 2009 was a challenging year, the company secured and improved its position on the supplier core lists of a number of its key global accounts. It also won a number of major briefs planned for launch in 2010, whilst maintaining a strong brief pipeline throughout the year which positions Givaudan's fine fragrance business favourably going into 2010.

New perfumes created by Givaudan during the year included:

Women's Fragrances

Coty
- *Lola* by Marc Jacobs

Puig
- *Ricci Ricci* by Nina Ricci
- *L'Eau Ambrée* by Prada

L'Oréal
- *Hypnose Senses* by Lancôme

Elizabeth Arden
- *Pretty*

Natura
- *Ekos Capim Limao*

Procter & Gamble
- *Anthology* by Dolce & Gabbana
- *Rose The One* by Dolce & Gabbana

Men's Fragrances

Coty
- *CK Free* by Calvin Klein

New Wave Fragrances
- *True Religion*

Procter & Gamble
- *Hugo Element* by Hugo Boss
- *D&G Anthology*

Natura
- *Kaiak Aventura Expedições*


Olfactory Insight
Anthropologist's Nose

Miriad 2.0™ continues to bridge the communication gap that can exist between consumer and perfumer. With the ability to bring consumers into the heart of fragrance creation acknowledged as the key to brand success, Miriad 2.0™ provides a window from which to observe and explore.

Consumer Products

Sales in Consumer Products increased 3.6% in local currencies, driven by a strong sales performance in the developing markets. Both regional and international customers contributed to this success. Sales in mature markets remained flat compared to prior year.

Asia Pacific reported strong sales growth among all customer groups, driven both by new wins and growth of the existing business. Sales growth was especially strong in China, India and Indonesia.

Latin America sales posted a high double-digit growth as a result of the excellent sales across all customer groups, especially in Brazil and Argentina.

Sales in Europe, Africa and the Middle East increased slightly, driven by strong momentum in the developing markets of Central and Eastern Europe, Africa and the Middle East. Sales to local and regional customers increased in both developing and mature markets.

North American sales, despite returning to growth in the fourth quarter, decreased overall versus prior year mainly driven by declining sales in the discretionary air care segment.

On a worldwide basis, sales in the fabric care and oral care segments recorded the strongest performance, followed by personal care. Sales in the household category, particularly in the air care segment, were below last year.

Fragrance Ingredients

Sales of Fragrance Ingredients increased by 2.2% in local currencies, a solid performance given the underlying market contraction based on heavy destocking on the customer side during the first six months of 2009.

A novel ingredient, Cosmone® – a rich, powdery musk with high impact – was launched in 2009. The ingredient, which can be used across fine fragrance, personal and fabric care applications, quickly gained wide market acceptance.

The second phase of the expansion and upgrade of our ingredient manufacturing plant in Pedro Escobedo, Mexico, was completed in November. Additional production of specialty ingredients will be transferred to the plant in the course of 2010.



Discovery

Discovery is the process of revelation and invention. It is the cultivation, nurturing and development of iconic fragrances and flavours so as to create new product applications and market opportunities.

Perhaps it is simple curiosity. Or, it is our insatiable desire for innovation. But ongoing discovery is at the very core of Givaudan Flavours. Finding new ingredients and flavours that inspire products and delight consumers motivates constant exploration by our flavourists at the bench and beyond. In fact, getting our flavourists out of the lab to discover sources of flavour inspiration lets them experience new tastes, new trends and new ingredients expanding their thinking on how to appeal to today's global consumers.



FLAVOUR DIVISION

In millions of Swiss francs and as per cent of sales

Sales



2009
2,135
2008
2,189

EBITDA*



2009
450
21.1%
2008
442
20.2%

Operating Income*



2009
297
13.9%
2008
256
11.7%

EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

* *On a comparable basis.*

The Flavour Division reported sales of CHF 2,135 million, representing a growth of 1.9% in local currencies and a decline of 2.5% in Swiss francs, which was a solid performance despite the current global business climate. Excluding the effects of the divested business, sales performance in local currencies increased 2.2%. During the fourth quarter of this year, the Division achieved sales growth of 4.3% in local currencies.

The adverse and volatile economic environment particularly impacted the performance in North America, and Central Eastern Europe. However, the Asia Pacific and Latin America regions posted strong growth rates, with an increase in sales of 8.2% and 14.1% in local currencies respectively. Throughout all regions, our sales were impacted by the inventory reductions undertaken by our customers. However, product innovation continued to be a key business driver and as a result, an increase in new opportunities combined with an improving ability for Givaudan to win these new projects led to a strong inflow of new wins, particularly in the important area of Health and Wellness. When looking at the product segments, Dairy and Beverages posted solid gains, mainly led by Health and Wellness applications.

EBITDA, or Earnings Before Interest, Taxes, Depreciation and Amortisation, increased to CHF 425 million from CHF 417 million last year. The comparable EBITDA increased to CHF 450 million from CHF 442 million reported last year. The comparable EBITDA margin increased to 21.1% in 2009 from 20.2% in 2008, driven by integration savings and tight cost containment throughout the year, both in manufacturing and commercial expenses.

The operating income rose to CHF 269 million from CHF 226 million last year. The operating margin on a comparable basis increased to 13.9% from 11.7% reported last year, due to the lower amortisation of intangible assets. On a comparable basis, operating income was CHF 297 million, above the CHF 256 million reported last year.

Givaudan's TasteSolutions™ programme, focusing on salt reduction, sweetness enhancement, bitterness masking and umami saw double-digit growth for the second year running. Included in this

It is this "go to the source" philosophy that drives Givaudan's TasteTrek™ programme, designed to expose our flavourists and applications teams to authentic, differentiated flavour experiences. Early 2009 marked our most recent TasteTrek™. On this adventure, Givaudan explored the citrus groves at the University of California Riverside, with which Givaudan enjoys a strategic partnership. An estimated 1,800 trees and over 1,000 citrus fruit varieties make these groves among the finest and most diverse citrus orchards in the world.



programme is a bitterness masking technology which enables the company to incorporate the new high-intensity natural sweetener, stevia into our applications, particularly beverages. Over the course of the year, Givaudan continued to develop creation and application knowledge for its salt reduction and sweetness enhancement toolbox.

The ongoing innovation initiatives in key icon flavours such as citrus, dairy, tea, coffee, vanilla and chicken contributed to significant new opportunities and new wins. This was achieved through the development of new materials for flavourists to deliver profiles with enhanced palatability, authenticity and stability.

Givaudan continued to build its knowledge of consumer insights through extensive investments in quantitative and qualitative market research studies. The company continued with one of its key strategic alliances with the University of California at Riverside, which has one of the largest citrus collections in the world. Throughout the year, Givaudan continued to explore the Mood & Emotions area with our consumer research capability. Using our Virtual Aroma Synthesizer™ technology we are able to capture consumer information more effectively. Our ongoing investments in consumer understanding, sensory exploration and technology have given us a clear competitive edge with our customers.



Givaudan's teams analysed over 50 citrus fruit varietals before narrowing the collection to ten new lemon and lime flavours, now available to Givaudan's food and beverage customers. Fresh and exciting, the ten new citrus flavours have already generated a 25% increase in interest from customers for the creation of new citrus flavours and product reformulations.

Asia Pacific

Sales for Asia Pacific achieved 8.2% growth in local currencies, growing faster than the underlying market. After a slow start into the year, the region rebounded with solid growth rates for the remainder of 2009. The developing markets of China, India and Indonesia recorded double-digit increases due to successful new wins and increased activity with existing customers. Sales in mature markets remained almost flat as a result of the continued difficult economic environment, particularly in Japan.

Growth in this region was well balanced across all segments with new wins and underlying growth of the existing business. The beverage segment showed particular strength.

Europe, Africa, Middle East (EAME)

The fourth quarter of 2009 showed renewed growth for the region offsetting most of the declines experienced earlier in the year. Despite the challenging environment, sales were almost maintained at last year's level and showed only a slight decline of -0.3% in local currencies. The strong growth in the developing markets of Africa and Middle East almost compensated for the declines in Central and Eastern Europe. In Western Europe, Givaudan was able to sustain its sales at last year's level, in a difficult environment.

New wins fuelled by innovative flavour solutions as well as increased market penetration in the region helped Snacks achieve a double-digit gain. Dairy segment sales were the other main driver of growth.

All other segments declined as a result of the economic challenges in Europe.

Intimate customer partnerships supported by programmes such as ByNature™ as well as tailored key promotions around chicken, cheese, dairy and citrus and the ongoing expansion into new markets contributed to build a robust project pipeline.

Givaudan's new enterprise system based on SAP was successfully implemented in the Naarden and Barneveld sites in the Netherlands.



TasteTrek™ Citrus is a prime example of how Givaudan's continuous commitment to the discovery of novel ingredients and flavours not only advances flavour creation but, more importantly, creates flavours that build success for our customers.

North America

Sales in comparable terms, which exclude the divestiture of the manufacturing site based in St. Louis, decreased 3.3% in local currencies as a result of destocking and lower consumer consumption due to the challenging economic environment in North America.

However, our strategic focus on key growth initiatives and our customers' renewed emphasis on innovative products have resulted in a strong pipeline in these areas. In particular, there were significant wins in Health and Wellness, specifically sweetness enhancement and sodium replacement, through our TasteSolutions™ programme.

The closure of the Owings Mills in the USA was completed on schedule with production being consolidated into our remaining North American facilities.

Latin America

Latin America delivered the best regional performance, posting a strong 14.1% increase in local currencies, clearly outpacing the underlying market. Strength from the existing business with key customers as well as strong new wins from local and regional customers helped to drive all markets' strong results with Argentina, Brazil and Mexico leading the way with double-digit gains.

Increased sales can be attributed to Beverage, Dairy and Confectionery segments as well as from Health and Wellness related wins, based on TasteSolutions™ technology. These continue to demonstrate our leading capabilities in this important growth initiative for the division.

The closure of Vinhedo in Brazil was completed during the fourth quarter of the year and the production was transferred to Jaguaré (Brazil).



Artistry

Artistry is the skill of our experienced human touch that transforms the cutting-edge palette of ingredients and ideas into original, creative, popular and successful brands. It is the ability and the skills of handling complex issues to find pertinent and breakthrough solutions.

Perfumers are the cornerstones of the fragrance industry. Thus, the mission of the Perfumery School is to train young perfumers to carry on the heritage of perfumery as a craft, through a passion for fragrance and an engrained knowledge of the materials. These abilities combine to facilitate creative expression that is founded on sound technical skills.



RESEARCH AND DEVELOPMENT

The foundation of Givaudan's continued commercial success is a longstanding commitment to research and development programmes in both the Flavour Division and the Fragrance Division.

Creative and innovative programmes with a clear focus on the current and future needs of customers is essential for us to retain our competitive edge in the fragrance and flavour industry.

As part of these programmes, our scientists merge analytical precision with human sensory response in developing systems and technologies that help the business perform successfully in the market.

In 2009, Givaudan invested CHF 326 million in research and development, more than any other company in the industry. This investment will allow us to deliver on short and mid-term research initiatives. It also gives us the opportunity to invest in promising long-term programmes.
During the year, the Science and Technology organisation of Flavour Division continued its commitment to developing a strong programme which addresses business growth with a focused ingredient discovery pipeline, new process technologies and a creative approach to sensory science.

In the Fragrance Division, the global Research and Technology organisation focused on the discovery of new fragrance materials and their applications in fine fragrances and consumer products, concentrating research resources and programmes in line with industry and consumer lifestyle trends.

Fragrance Division

The discovery of new fragrance materials and their applications in fine fragrances and consumer products remains the focus of the Fragrance Division's Research and Technology group. In 2009, we further concentrated our research resources and programmes in line with industry and consumer lifestyle trends. This resulted in a novel and simplified organisation focusing on new and reframed research fields, while continued investment allowed our creative teams to provide customers with superior, differentiated and cost-effective innovations.

Our Mechacaps™ perfume encapsulation technology, developed in 2007 and 2008, was successfully introduced in many applications across different markets. Building on Givaudan's consumer understanding, this new delivery system allows a significant increase in perfume material delivery on laundry as well as a controlled release over time of the fresh encapsulated accord. As a result, we have been able to enhance the scent experience from both the washing and drying of clothes, which translated into increased consumer satisfaction. This technology has also proven its efficacy in reducing the development of malodour on clothes, maintaining an unprecedented level of freshness over time.

The year saw also the introduction of a new cooling agent that is six times more efficient and longer lasting than any other material currently on the market. This molecule was identified during a long term research programme on mouth and skin cooling bio receptors which was initiated by the Givaudan's Flavour Division research department in Cincinnati, USA.

The collaboration between researchers from both divisions led to the

Currently under the direction of Jean Guichard, the school has established the standard for modern perfumery training - and proudly claims that approximately 30% of the world's fragrances have been created by a perfumer who trained at Givaudan's Perfumery School. The school employs a structured training technique, designed by its founder - Jean Carles, which enables aspiring perfumers to systematically learn the entire spectrum of the olfactive genealogy and develop an olfactive memory of over 1,200 ingredients.



registration and successful commercialisation of the agent. It enables consumers to explore a new freshness experience while taking care of mouth hygiene for oral care applications.

During 2009, the chemistry platform delivered new fragrance materials which are critical to the creative teams. In addition, the team developed a series of ground-breaking molecule manufacturing process improvements that will further increase Givaudan's competitiveness. Two new molecules were introduced in the perfumers' palette in 2009:

■ Mystikal®
is a resinous, woody note with ambery nuances that enhances Chypres and woody compositions at extremely low concentrations.

■ Petalia®
is a novel rosy floral note with lily of the valley nuances that has already found use in key successful fine fragrances and consumer products compositions.

Activities around odorant molecule precursors intensified in 2009, leading to the identification of two new patented classes of trigger-released perfume materials that were successfully clinically tested with a panel of consumers and showed significant benefits in laundry and hair care applications.

The biosciences platform is examining the possibility of leveraging recent advances in biology to access a new class of aroma chemical.

With sustainability being a major driver in the business, Givaudan's knowledge of biosynthesis is becoming increasingly important in innovation and is also an area of investment in talent and capabilities.

Givaudan's fragrance delivery system research department also introduced two new technologies in a number of markets. The research programme is now directed to the design of novel capsule systems, enabling a broader use of encapsulated fragrance for applications such as hair and skin care. The programme follows the principles of open innovation, involving key partners in the inward and outward transfer of ideas on the path of bringing possible products to market.

During the year, the sensory platform dedicated its resources to a fundamental understanding of the importance of the sense of smell among the world's population.

This programme augments our commercial Mood and Emotion technologies, offering new and targeted "mood scent" experiences. Additional benefits of the programme are anticipated in the area of perfume preferences.

Givaudan's perfume and essential oils analytical team has developed a proprietary technique to identify furocoumarin molecules occurring in citrus oil. Our perfumers can use this material while meeting recent regulatory guidelines.



Students spend three years studying - learning lists of raw materials by contrast; memorising the characteristics of each olfactive family -, before moving on to the subtleties between family members. Only when this knowledge is embedded can students learn the techniques involved in blending an accord.
Modern perfumers do not create in isolation, so students will spend time learning about the chemistry of fragrance, understanding how technical departments work alongside the creative ones in a global company.

Flavour Division

The appetite for technology innovation continues to accelerate as food and beverage companies seek to meet the challenges of today's marketplace. Givaudan is committed to fostering a strong science and technology programme which addresses business growth with a focused ingredient discovery pipeline, new process technologies and a creative approach to sensory science.

The ability to accurately predict which flavours will appeal to consumers is essential to deliver competitive offerings. Traditional sensory testing protocols have limited flexibility for the delivery of flavour preference data in a consumer environment. However, over the past decade, Givaudan's Virtual Aroma Synthesizer™ (VAS) device technology has continued to demonstrate that it is an extremely attractive tool to probe human perception.

Currently in its third generation of instrument evolution, VAS portability and global presence has led to the ability to explore large regions of the flavour space at a comparatively low cost. Use of the VAS as a powerful flavour optimisation tool with target consumers is a cutting-edge innovation that has provided a significant body of sensory knowledge.

The global megatrend associated with health and wellness issues has been a catalyst for new ingredient discovery to populate our TasteSolutions™ product palette with proprietary, differentiating ingredients. Salt reduction, with its cardiovascular health benefits, continues to command substantial attention. With the aid of considerable application knowledge, the effort has focused on expansion of the flavour systems which build back the taste effects of saltiness – without the salt.

Progress has been realised as the requirements from the food industry continue to tighten. In the majority of food systems, the initial goal of about 40 per cent sodium reduction can now be achieved without flavour compromise. Current research is therefore shifting towards even more aggressive reduction targets, with increased attention on the temporal requirements for the modulating agents.

To address both sodium reduction and MSG replacement goals, our TasteTrek™ technology has been employed to investigate traditional cooking techniques – for example, fermented dishes – from a variety of cultures globally, particularly the "delicious taste" and "balance" of umami and kokumi which is found in artisanal, Japanese cooking ingredients and can be used to create natural – rather than artificial – molecules for a wide variety of health and wellness applications.

This approach has resulted in the discovery of seven new molecules which are under evaluation; one of these was introduced commercially in 2009.

A number of natural and artificial sweeteners are widely popular as sugar substitutes due to their ability to address concerns related to caloric load.

However, the search continues for next generation molecules that can modify or enhance the sweetness of the current materials. Variation in human taste perception is strongly genetic in origin and affects food choices.



The creative spirit is nurtured in the school, with students encouraged to travel, explore, imbue themselves in everything on offer and experiment with translating their experiences into scent. The school attracts hundreds of applicants for the prized few places available each year. They come from all over the world and from many different backgrounds; some are inspired by nature, some are artists, some scientists – all are fascinated by scent and the sense of smell. The lucky few will craft the fragrances that will inspire tomorrow.

In a joint programme with the National Institutes of Health (NIH), we analysed polymorphisms in the TAS1R3 portion of the sweet receptor and documented some coding differences that strongly correlate with sucrose perception.

As we continue to uncover the biological underpinning of human perception, it will be possible to develop increasingly effective taste solutions.

Continued development of proprietary intellectual property in this field along with expansion of the in silico modelling and functional bioassay capability has facilitated the identification of novel leads for both sweetness enhancement and bitterness masking agents.

Emphasis has also been placed on expansion of the aroma volatiles portfolios. TasteTrek™ analysis of a large number of specific citrus species in conjunction with the University of California has provided authentic compositional information from the Riverside collection. Twelve new ingredients are under evaluation for orange, lemon and lime flavours.

Once a flavour composition has been established, it becomes important to ensure that its performance in specific applications is not compromised by, for example, heat and humidity, which may be an issue in some developing markets where there may be limited refrigeration to keep food and beverages fresh.

The PureDelivery™ systems are designed to provide unique solutions whether related to stability, visual effects, sequential release or authenticity.
Recent focus on the stoichiometry of interactions has led to an "intelligent matrix design" which substantially benefits the development of systems where flavour release can be better controlled.
As part of these developments, we have focused on aroma release, a major driver of consumer preference and therefore of benefit to our customers' products.

In addition to the significant technical innovation accomplished internally, Givaudan aggressively pursues specific strategic innovation goals through collaboration with world class academic and industrial alliance partners. Together we have built a solid technology network which captures the value of emerging science and enables acceleration of research to develop next generation customer solutions.



Performance

Performance is our unparalleled ability to deliver products and services globally, grounded in quality, reliability, and timeliness, supported by our expertise in existing and emerging regulations ensuring product safety and compliance.

As consumers, we have high expectations of the foods and beverages we consume – and great taste always comes first.



SUSTAINABLE BUSINESS MODEL

During the testing year of 2009, with its challenging economic environment, it has become even more important for Givaudan that its business is based on operating a sustainable business model.

Despite the challenging environment and the adversities the company faced in 2009, Givaudan continued to further expand its commitment to combine sustainable growth with business principles that promote sustainable development. It remains Givaudan's goal to generate long-term growth whilst being responsive to the expectations of its various stakeholders. During the past twelve months, Givaudan continued to put a solid internal basis in place to further expand its company-wide sustainability programme. The framework, our vision and the status and expected progress of that programme will be presented in its first Sustainability Report, to be published in March 2010.

This all-encompassing framework will further improve our foundation for long-term performance, corporate governance excellence and enhanced business success in an increasingly challenging world.

Operating a sustainable business model enables us to proactively address possible business opportunities and challenges which emerge from different economic, environmental and social developments at an early stage.

We strive to continuously expand our industry leadership by being responsive to the expectations of its shareholders, customers, employees, suppliers, as well as the environment, and the community at large.

Increasingly, due to health and wellness concerns, consumers are making additional demands from their favourite food and beverage brands - asking for less salt, reduced sugar and more natural ingredients - but without compromising taste or texture.



Corporate Compliance

Operating in a responsible and sustainable way, compliance with company policies, best practices, laws and regulations of every country in which Givaudan operates is essential.

The Principles of Business Conduct stretch to all parts of Givaudan's activities and cover its relations with customers, suppliers, shareholders, employees, governments and communities throughout the world.

Givaudan considers these Principles of Business Conduct also as essential in its relationships with its employees. These principles underline our ambition to create an environment where trust and confidence in all our endeavours are assured in order to provide value to our customers, shareholders and other stakeholders.

The company's compliance system is based on prevention.

Ensuring that Givaudan and its employees comply with existing laws and regulations is a priority for the company's management.

At Givaudan, a management structure and control system is in place to prevent and detect violations of the Principles of Business Conduct. Local compliance officers ensure that all employees know about the Principles of Business Conduct and have access to them.

All Codes and Policies are easily accessible on the Givaudan internal website and can be downloaded from there. Appropriate training on different aspects of compliance is provided on demand.

Any violations of the Principles of Business Conduct are subject to disciplinary action, including termination of employment. The Board of Director's Audit Committee regularly reviews the Principles of Business Conduct to incorporate any changes in this area.

Givaudan's employees are committed to adhere to high ethical standards in their business conduct. This supports Givaudan's brand and reputation, which are built on a rich heritage – one that reflects the competence, conduct and passion of all Givaudan employees for over two hundred years.

The Principles of Business Conduct are also published on our internet site:

www.givaudan.com – [our company] – [corporate responsibility] – [corporate governance]



These demands create difficult challenges for food and beverage manufacturers. Making foods healthier is not as easy as simply reducing levels of salt or sugar, or substituting a key ingredient.

Shareholders

Since its spin-off in 2000 and until the end of 2009, Givaudan has created more than CHF 3 billion in value for its shareholders in the form of dividend payments and share price appreciation.

Givaudan adheres to good corporate governance, following best practices coherent with those of major industrial countries. In particular, all information published in our Annual Report complies with both the Swiss Code of Corporate Governance and the SWX Corporate Governance Guidelines. For more information please refer to the separate section on Corporate Governance.

Informing Givaudan's different stakeholders in a timely and responsible way is of key importance to ensure transparency and equal treatment. Through frequent press releases, teleconferences and publications on www.givaudan.com, the company disseminates material information about its performance and activities widely and simultaneously, following the Art. 72 of the revised Listing Rules (Ad Hoc Publicity) of the SIX Swiss Exchange directives. The principles of Givaudan's disclosure and information policy can be found at:

www.givaudan.com – [investors] – [policies]

At the close of 2009, Givaudan had 15,842 shareholders listed in the share register, owning 58% of the share capital.

The top 20 shareholders, including nominees and funds, represent around 78% of the share capital. With little changes compared to last year, approximately 40% of the shareholders are based in North America.

In 2009, Givaudan's management team conducted 32 road shows, 28% more than in 2008, to meet existing and potential shareholders in 38 financial centres (Geneva, Lugano, Zürich, Amsterdam, Boston, Brussels, Chicago, Cologne, Copenhagen, Den Haag, Denver, Dubai, Dublin, Dusseldorf, Edinburgh, Frankfort, Helsinki, Hong Kong, Kansas City, London, Los Angeles, Miami, Milan, Montreal, Munich, New York, Oslo, Paris, Philadelphia, Plainsboro, Rotterdam, San Diego, San Francisco, Santa Fe, Seattle, Singapore, Stockholm, Tokyo).

Thirty group presentations and conferences with a total of almost 1,000 participants have been given, an increase of 19%. Over 400 individual meetings with fund managers globally, an increase of 25% compared to 2008, have contributed to the improved awareness of Givaudan. In order to inform the financial community directly, Givaudan organised three conference calls to provide more details about the full and half year results as well as the rights issue. Together, they attracted 250 participants.

Furthermore, 18 visits to Givaudan sites globally with a total of 159 participants, mainly fund managers, were organised to provide an in-depth view of Givaudan's activities. This represents an increase of more than 50% visitors to our sites globally.

This year's site visit programme included two investor days in Cincinnati, East Hanover (New Jersey) and New York. Over 30 sell-side analysts and fund managers participated in this event to learn about the promising future of our global flavour research and our operations in North America.



Such alterations require a thorough understanding of the complexities of taste, how ingredients work together, and how to add or remove ingredients to still achieve the ideal taste profile.

They were impressed by the state-of-the-art research, creation and production facilities.

For the fourth time, Givaudan organised a year-end presentation in its fine fragrance creation studios in New York to satisfy the increasing demand to visit these important and fascinating facilities and to meet with our talent base.

On 19 January 2010, we started a similar visit in our fine fragrance creation studios in Paris.

The complete agenda of forthcoming events for shareholders is published at:

www.givaudan.com –
[investors] – [calendar]

Customers

The close partnership with our customers in the creation process – an engaging and fruitful partnership – is a key factor for sustaining our business over the long-term. Givaudan is committed to creating and manufacturing for its customers superior products that will in return enable them to be successful in their respective markets. As a result, a high innovation rate and in-depth consumer understanding are vital for the sustainability of our strong relationships.

Dedicated teams, including colleagues working across functional categories, as well as perfumers and flavourists, are dedicated to serve our customers across the world. These are decisive contributors to deliver the unmatched innovation which is needed to remain cutting-edge in today's market environment. This can only be achieved by knowing our clients and their markets while constantly challenging ourselves to exceed customer expectations.

Givaudan's business model is based on a make-to-order process in a business-to-business environment. The company serves its global, regional and local customers around the world through a global network of more than 40 subsidiaries and a world-spanning supply chain.

In 2009, the top ten customers accounted for around 56% of fragrance sales and about 31% of flavour sales. Our customers are among the most successful consumer and luxury goods manufacturers around the globe. Being a reliable business partner lies at the heart of our success as well as adhering to high professional standards.
The company made further progress on the global initiative to integrate its supply chain with its customers by implementing a single information technology platform based on SAP. In 2009, the new enterprise system went live at the fragrance site of Ashford, UK as well as at our Flavour sites in Naarden and Barneveld, the Netherlands.

One of the key aspects of Givaudan's internal policies and practices is the commitment to maintain strict confidentiality on proprietary customer information and customer projects, as well as to fully protect their intellectual property.

It is a matter of understanding taste "performance" and this is an area in which Givaudan excels.



Our People

"This year, as we faced a fierce economic environment and Givaudan's leadership position was preserved in great part thanks to the expertise and passion of our people. We can be proud of the way our workforce reacted quickly to one of the worst recessions in decades. Our people demonstrated their ability to continue to drive business results even in a difficult environment, based on their understanding of the markets and their flexibility. It is not only in good times but also in tough periods of uncertainty that you live up to expectations as an employer of choice. At Givaudan, we remain more committed than ever to offer a working environment where people are given the opportunity to apply their talent to their very best potential, succeed in their roles, be rewarded for their performance, and be given the best development opportunities. In addition, we aim to provide a safe and healthy working environment." – Joe Fabbri, Global Head HR, EHS and IM&S Purchasing.

Global HR Strategy implementation

In 2009, the Human Resources (HR) organisation went ahead with the implementation of the HR Business Partnering model. In this new model, the HR organisation will increasingly become a strategic partner to the business while ensuring HR operations excellence. Givaudan's 160 HR professionals embarked on this significant shift and started to build stronger links with the business to understand their objectives, needs, and provide tailored strategic support to achieve their ambitious goals. Developing and nurturing these internal relationships is as critical to our company's performance as fostering the ones we establish externally with customers, vendors and shareholders.

In early 2009, the HR organisation realigned itself with the two divisional organisations to provide better service. The new structure continues to benefit from the unique know-how and support of the global Centres of Expertise (COEs) in the areas of Compensation, Benefits, People Management and HR Systems. These four platforms of expertise remain focused on the development of best practice

Head Count Development by Region

Region	Number of employees 31.12.2009	%	Number of employees 31.12.2008	%	Change from 2008 to 2009
Switzerland	1,494	17.6	1,506	17.0	(12)
Other Europe, Africa, Middle East	2,475	29.1	2,610	30.0	(135)
North America	1,856	21.8	1,960	22.3	(104)
Latin America	974	11.5	976	11.1	(2)
Asia Pacific	1,702	20.0	1,720	19.6	(18)
Total	**8,501**	**100.0**	**8,772**	**100.0**	**(271)**

We call it our TasteSolutions™ programme – a palette of ingredients and technologies.



programmes and innovative tools, enabling our employees to apply their experience, creativity and skills, contributing to the company results.

People Management
During 2009, we integrated the individual people management processes into one holistic concept called "The People Management Compass". These programmes are now viewed and aligned to each other in an integrated continuous cycle with core programmes positioned at strategic times throughout the annual calendar.

The people management team has been expanded this year with regional representatives. This new structure ensures that people management programmes are efficiently and consistently implemented on a worldwide basis and that business needs related to learning and development, succession planning, and workforce management are addressed in the most effective way.

Our talent management programmes' improvements in 2009 can be attributed to the implementation of the new HR Business Partnering model. In fact, through closer collaboration, business and HR colleagues are now better able to systematically identify and evaluate key talents. This more robust process also ensures that the high potential employees are then integrated into a succession plan accompanied by an appropriate development programme. Furthermore, at the end of 2009, we conducted a comprehensive succession planning exercise to ensure the long-term sustainability of our business.

Givaudan's Individual Development Planning (IDP) programme implementation was supported by our HR Business Partners. Their role was to establish and ensure the implementation of high quality plans which reflect both, employee aspirations and business needs. The challenging economic environment did not jeopardise the importance Givaudan places on the development of its people. While many class-room trainings took place this year at all levels of the organisation, alternatives solutions such as "on-the-job" development and on-line training were also developed and recommended. As an example, our on-line Learning Resource Centre has been expanded to offer a variety of e-learning solutions, articles and ideas to support our employees' continuous development.

Compensation and Benefits
In 2009, the compensation team primarily focused on the further optimisation of Givaudan's compensation philosophy and guidelines. It also established a global policy document outlining our philosophy, programmes, processes and tools related to individual compensation. Givaudan's compensation philosophy is part of a remuneration strategy aimed at driving performance and to compensate employees competitively in order to attract and retain high performing individuals and to reward employees for their contributions to business results.

The Global Benefits team delivered a global policy explaining our benefits philosophy, providing process guidance, and further defining our governance rules. In addition, we benchmarked our benefit programmes across 14 countries to ensure market competitiveness.

HR Systems
The HR Systems team delivered significant functionality improvements in 2009 specifically targeted



These are designed to enable food manufacturers and processors to either reduce salt, enhance sweetness or build back deliciousness into their products while maintaining consumer taste preferences.

at critical needs of both the business and the HR business partners. These enhancements were developed on our global SAP platform and leveraging the global database. As the HR organisation strengthened its relationship with the business towards a business partnering model, an increasing number of analytical reports and performance indicators of growing complexity are required. One of the newest, most tangible and visible achievements in 2009 was the development of a global dynamic (real-time) organisation chart solution accessible through our intranet.

In 2010 Givaudan will develop and articulate the new Employee Value Proposition with the broad engagement of the organisation. This will be used to help shape future programmes for current employees to develop and flourish in the Givaudan environment as well as to support our external career communications platform. We also plan to roll-out a company wide employee engagement survey to identify focus areas to shape new programmes and target communications to ensure we continue to attract, develop and retain the best employees in the industry.

Suppliers

As the world's largest buyer in the flavour and fragrance industry, Givaudan has a special responsibility in this area as we are using over 14,000 different ingredients in our products, coming from more than 50 countries.

The largest part of the raw materials used is supplied from third parties, while the other part is produced in-house. The quantities purchased range from several grams of unique natural products to container loads of key input materials. Thus, it is at the core of Givaudan's sustainable business model to have strong relationships with its numerous and mostly unique supply chains and suppliers.

The benefits of an integrated global fragrance and flavours purchasing organisation became apparent during the volatile times of 2009.

While the implementation of best-in-class processes to define innovative supplier and market strategies continued, the purchasing organisation was able to guarantee undisrupted supply for all input materials in an environment where some suppliers went out of business due to the adverse economic conditions.

At the same time, this challenging situation also helped to further strengthen established relationships with existing strategic suppliers to ensure long-term supply of key input materials and preferred position for innovation generation.

With the ongoing implementation of Givaudan's Sustainability programme across the company, the purchasing organisation is currently including even more sustainability related criteria in the selection and audit process of its suppliers.

In addition, effective negotiation with vendors, contract management, follow-up compliance and development of long-term purchasing strategies continued to be key priorities during 2009.



Givaudan's TasteSolutions™ Salt helps manufacturers reduce salt to more healthy levels without altering the taste that consumers love, including formulations that are not dependent on potassium chloride.

Environment, Health and Safety

A comprehensive behavioural-based safety programme that promotes a culture in which every employee is responsible for their own safety and for the safety of people around them was launched on a worldwide basis in the reporting year.

The programme started with a series of safety leadership training events. The global roll-out and implementation of the training programme is scheduled to be completed by the end of 2010 and should strengthen efforts undertaken in recent years

Alongside this initiative, a "zero incidents is possible" campaign was launched with the aim of bringing incident rates to zero.

Givaudan believes increased safety awareness can be achieved through, among other things, regular dialogues about safety issues at the workplace, more near-miss reporting, good investigations of reported incidents, and sharing good practice across locations.

The behavioural-based safety programme, which has the support of the Executive Committee, is expected to significantly reduce the number of safety incidents at work through people's behaviour.

During the year, further progress was made in substituting oil fuel for gas in our operations. Initiatives such as this will ultimately lead to environmental advantages, including a reduction in CO_2 emissions.

Energy reduction programmes were also a continued focus in 2009, with projects such as the installation of more efficient glass panels. In addition, progress was made in the minimisation of waste. Under the Carbon Disclosure Project, Givaudan continued to work on establishing a strategy regarding the carbon footprint of its products and supply chain.

We have become a signatory to the Global Compact of the UN Secretary-General, which challenges individual corporations to advance basic values within their sphere of influence.

These values are based on ten internationally agreed principles in the areas of human rights, labour, environment and anti-corruption.

Detailed information on Givaudan's environmental, health and safety performance for the year is being collated in our first Sustainability Report, which will be published separately in March 2010.

Once published, the report will also be available at:

www.givaudan.com

TasteSolutions™ Sweetness helps our customers make their beverages taste sweeter while reducing sugar and calories.



Information Technology

One of company's key strategic initiatives – the harmonisation of business processes and data streams across the company by implementing an enterprise system based on SAP – further expanded its reach in 2009.

After a first set of pilot sites went live successfully in 2008 – France, Switzerland (Vernier, Dübendorf and Kemptthal), and Germany (Dortmund) – 2009 saw multiple functional additions to the core of the solution.

The system now includes a Regulatory part, covering the Product Safety and Transportation information, followed later in the year by a new pricing solution supporting the Fragrance Ingredients business unit. In addition, a new centralised Treasury solution was implemented as well and several local implementations to support the electronic handling of specific country customs requirements were added to the design.

In 2009, the project further progressed with major successful implementations at Ashford (UK) and Barneveld and Naarden (the Netherlands).

This represents a major achievement and further demonstrates the completeness of the solution as these sites are the first amongst the former Quest sites to migrate to the Outlook solution.

The further roll-out of the SAP to the above mentioned sites has added 700 users, bringing the total number of users to 3,200.

While the implementation throughout Europe continued in 2009, the project team has also established the base for the 2010 deployment in North and South America. The implementation of the new enterprise system ensures Givaudan's competitiveness in the market by providing a more efficient organisation and integrated system going forward and permits closer integration with our clients.

The Fragrances Commercial platform saw the launch of Miriad 2.0™. Refashioned and enriched with advanced functionality and based on new web technologies, Miriad 2.0™ is available to Givaudan Fragrance teams worldwide and represents the most comprehensive global consumer understanding resource in the industry.

Athena, our flavour creation tool, has been extended to bring more innovation to the flavourist. Detailed regulatory, technology and sensory information are now available at time of creation, continuously improving the development of the best flavours for our customers.

Givaudan is developing beverage applications using the natural, zero-calorie sweetener derived from the stevia plant and has developed bitterness-blocking technology to mask unwanted off-tastes.



Risk Management

Risk management at Givaudan is an integral part of the business. It is a structured and continuous process of identifying, assessing and deciding on responses to risks.

The reporting of the opportunities and threats that these risks create and how they might hinder the business in achieving its objectives is also part of managing risks.

Risk management is the responsibility of the Board of Directors, which empowers the Executive Committee to manage the overall company risk management process. The Group actively promotes the continuous monitoring and management of risks at the operational management level.

The Givaudan Risk Management Charter, established by the Board of Directors, focuses on formalising the process of dealing with the most relevant risks which may affect the business.

The charter details the objectives and principles of risk management and offers a framework for a pragmatic and effective risk management process.

This process aims to be comprehensive, organised and documented in order to even further enhance compliance with corporate governance regulations, guidelines and good practices; better understand the risk profile of the business; and provide additional risk-based management information for decision making.

Additionally, the overall Risk Management process is also facilitating disclosure to key stakeholders of potential risks and the company's philosophy for dealing with them. At the same time, the process creates the awareness of all key executives of the magnitude of risks; provides risk-based management information for effective decision-making; and safeguards the values of the company and its assets, and protects the interests of shareholders.

Givaudan's management, at various levels, is accountable for ensuring the appropriateness, timeliness and adequacy of their risk analysis mitigation decisions at individual and combined levels. This management is also responsible for implementing, tracking and reporting the risk mitigation directives of the Executive Committee, including periodic reporting to the Board.

The assessment continued to be performed through the collaboration of Internal Audit and the divisional management teams.

The Board of Director's Audit Committee also promotes the effective communication between the Board, Givaudan's Executive Committee and Corporate Internal Audit in order to foster openness and accountability.

Givaudan has carried out its annual review of internal controls over accounting and financial reporting. A risk assessment is performed throughout the Internal Control System for those identified risks which may arise from the accounting and financial reporting. Then, relevant financial reporting controls are defined for each risk.



TasteSolutions™ demonstrates Givaudan's strength in taste research and in understanding what it takes to make foods taste great whatever the parameters.

Regulatory

Givaudan's global product safety and regulatory compliance organisation ensures that its products meet all regulatory requirements around the world. Additionally, it allows us to maintain and expand our leadership role in providing advice to internal and external customers regarding product suitability and labelling, and in leading external advocacy activities related to developing safety issues and regulations around the world.

The regulatory organisations of both divisions work closely with business units and act as an early awareness and competency centre.

Within the Flavour Division, Givaudan provided leadership to the industry by driving the development of an international government advocacy function within the International Organization of the Flavour Industry (IOFI). This new committee, chaired by Givaudan, works closely with the EU Food Safety Authority to ensure a smooth implementation of the most important reforms to flavour regulations in the EU for the past 30 years.

In addition, there has been ongoing progress to further improve the integration of all regulatory and safety activities internally.

Continued improvements in the coordination of global registrations and the integration of activities with the Research and Development organisations as well as with the Strategic Business Development teams have led to the rapid global commercialisation of new ingredients.

Improving our customer support and worker safety capabilities, SAP Environmental Health and Safety (EHS) functions were successfully launched in Europe, and will be launched in Latin America, Asia Pacific and the US in 2010. This will result in further improvements in the quality and timeliness of responses to customer requests for EHS documentation.

In 2009, the product safety group integrated computational modelling techniques into the internal safety assessment process that have reduced the time required to evaluate new ingredients.

This has already shown benefits by identifying and eliminating potentially problematic ingredients from continued development much earlier in the process.

Over 30 new products were successfully introduced to the market focusing on the areas of Health and Wellness. Important additions to the ingredient palette were made in the area of salt and sugar reduction as well as other key consumer focus areas, allowing our customers to develop more desirable and healthy products.

Within the regulatory organisation of the Fragrance Division, Givaudan has strongly supported the change at the global industry association International Fragrance Association (IFRA), to enable a more effective and efficient structure to meet the increasing challenges of today's regulatory climate.

Givaudan played an integral role in the delivery of measurable change in the transparency of information on the safety of ingredients used in our industry. This has resulted in public availability of the list of all materials used in fragrances worldwide by IFRA members, including Givaudan.



Givaudan's deep knowledge of taste has led to double-digit growth in the number and value of the Company's taste projects over the past 18 months and to numerous marketplace successes for our customers.

In 2009, Givaudan continued in its commitment to expand the use of biodegradable materials using data from over 400 materials to support favourable biodegradable profiles for its materials. Givaudan also led the industry to adopt the International Fragrance Asssociation's (IFRA) environmental standards, which were supplemented with the expansion of the Research Institute for Fragrance Materials' programme to evaluate potentially environmentally harmful substances.

Givaudan is also more than well placed to submit all appropriate registrations for the first phase of REACH in Europe in 2010.

CORPORATE GOVERNANCE

Givaudan's corporate governance system is aligned with international standards and practices to ensure proper checks and balances and to safeguard the effective functioning of the governing bodies of the company.

This section has been prepared in accordance with the Swiss Code of Obligations, the Directive on Information Relating to Corporate Governance issued by the SIX Swiss Exchange and the "Swiss Code of Best Practice for Corporate Governance" issued by economiesuisse and takes into consideration relevant international governance standards and practices.

The basis of the internal corporate governance framework is contained in Givaudan's Articles of Incorporation. In order to further clarify the duties, powers and regulations of the governing bodies of the company, the Company has adopted an organisational regulation which is published on its website www.givaudan.com.

Except when otherwise provided by law, the Articles of Incorporation and Givaudan's Board regulations, all areas of management are fully delegated by the Board of Directors, with the power to sub-delegate to the Chief Executive Officer, the Executive Committee and its members. The organisational regulation of Givaudan also specifies the duties and the functioning of its three Board Committees.

The Articles of Incorporation and other documentation regarding Givaudan's principles of corporate governance can be found at www.givaudan.com – [our company] – [corporate responsibility] – [corporate governance] – [policies]

Group Structure and Shareholders

Group Structure

Givaudan SA, 5 Chemin de la Parfumerie, 1214 Vernier, Switzerland, the parent company of the Givaudan Group, is listed on the SIX Swiss Exchange under security number 1064593. The company does not have any subsidiaries that are publicly listed. As at 31 December 2009, the market capitalisation of the company was CHF 7,023 million.

Givaudan is the global leader in the fragrance and flavour industry, offering its products to global, regional and local food, beverage, consumer goods and fragrance companies. The company operates around the world and is split into two principal divisions: Fragrance and Flavour. The Fragrance Division is further divided into its Fine Fragrances, Consumer Products and Fragrance Ingredients business units. The Flavour Division consists of four business units: Beverages, Dairy, Savoury and Sweet Goods.

Both divisions are present through their sales and marketing presence in all major countries and markets and operate separate research and development organisations. Whenever it makes sense, the divisions share resources in the areas of research, sensory understanding and purchasing with the goal to remain the undisputed and most innovative leader in the industry.

Corporate functions include Finance, Information Technology, Legal and Communications as well as Human Resources, which manages the global talent base.

For more details regarding the structure of the Group, please refer to notes 1 and 6 to the consolidated 2009 financial statements. The list of principal consolidated companies is presented in note 33 to the consolidated financial statements of the 2009 Financial Report.

The 2009 Financial Report can be accessed at www.givaudan.com.

Significant Shareholders

To our knowledge, the following shareholders were the only shareholders holding more that than 3% of the share capital of Givaudan SA as at 31 December 2009 (or at the date of their last notification under art. 20 of the Stock Exchange Act): Nestlé SA (10.90%), MFS Investment Management and affiliates (10.11%), Chase Nominees Ltd (nominee) (7.54%) Nortrust Nominees Ltd (nominee) (4.58%), The Capital Group Companies, Inc. and affiliates (4.47%), Mellon Bank NA (nominee) (3.78%), Harris Associates LP (3.19%) and Gartmore Investment Ltd (3.04%).

For further information, please consult the SIX internet site: www.six-swiss-exchange.com – [admission/issuers] – [disclosure of significant shareholders] – [significant shareholders]

Shares

The company has one class of shares only. All shares are registered shares. Subject to the limitations described below, they have the same rights in all respects. Every share gives the right to one vote and to an equal dividend.

Structure of Share Capital

Amount of Share Capital

As at 31 December 2009, Givaudan SA's share capital amounted to CHF 84,968,010 fully paid in and divided into 8,496,801 registered shares with a par value of CHF 10.00 each.

Conditional Share Capital

Givaudan SA's share capital can be increased

- by issuing up to 161,820 shares through the exercise of option rights granted to employees and directors of the Group
- by issuing up to 1,200,000 shares through the exercise of option or conversion rights granted in connection with bond issues of Givaudan SA or a Group company. The Board of Directors is authorised to exclude the shareholders' preferential right to subscribe to such bonds if the purpose is to finance acquisitions or to issue convertible bonds or warrants on the international capital market. In that case, the bonds or warrants must be offered to the public at market conditions, the deadline for exercising option rights must be not more than six years and the deadline for exercising conversion rights must be not more than fifteen years from the issue of the bond or warrants and the exercise or conversion price for new shares must be at a level corresponding at least to the market conditions at the time of issue
- by issuing up to 123,163 shares through the exercise of option rights granted to the shareholders of Givaudan SA.

For the conditional share capital, the preferential right of the shareholders to subscribe shares is excluded. The acquisition of shares through the exercise of option or conversion rights and the transfer of such shares are subject to restrictions as described below.

Authorised Share Capital

According to the decision of the annual general meeting held on 26 March 2008 and following the decision of the Board of Directors on 23 June 2009, the Board of Directors is authorised until 26 March 2010 to increase the share capital by up to CHF 3,760 through the issuance of a maximum of 376 shares fully paid-in listed shares with a par value of CHF 10.00 per share.

Changes in Equity

The information regarding the year 2007 is available in note 5 and 6 to the statutory financial statements of the 2008 Financial Report. Details of the changes in equity for the years 2008 and 2009 are given in note 6 and 7 to the statutory financial statements of the 2009 Financial Report.

Limitations on Transferability and Nominee Registrations

Registration with voting rights in Givaudan SA's share register is conditional on shareholders declaring that they have acquired the shares in their own name and for their own account. Based on a regulation of the Board of Directors, nominee shareholders may be entered with voting rights in the share register of the company for up to 2% of the share capital without further condition, and for more than 2% if they undertake to disclose to the company the name, address and number of shares held by the beneficial owners.

Moreover, no shareholder will be registered as shareholder with voting rights for more than 10% of the share capital of Givaudan SA as entered in the register of commerce. This restriction also applies in the case of shares acquired by entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule. It does not apply in the case of acquisitions or acquisition of shares through succession, division of an estate or marital property law.

The limitations on transferability and nominee registrations may be changed by a positive vote of the absolute majority of the share votes represented at a shareholders' meeting.

Exchangeable Bond and warrants/options

See notes 2.25, 8, 25 and 27 to the consolidated financial statements in the 2009 Financial Report.

Board of Directors

The Board of Directors is responsible for the ultimate direction, strategic supervision and control of the management of the Company, as well as other matters which, by law, are under its responsibility. This includes the establishment of medium and long-term strategies and of directives defining company policies and the giving of the necessary instructions.

All other areas of management are delegated to the Chief Executive Officer and the Executive Committee.

Givaudan's Board of Directors comprises an in-depth knowledge in the areas of finance, strategy and the fragrance and flavour industry. The Board represents a long-standing experience in many areas of our business, ranging from research and innovation to marketing. Their knowledge, diversity and expertise are an important contribution to lead a company of Givaudan's size during a complex and fast-changing environment.

The term of office of the Board members is three years, subject to prior resignation or removal. Board members have to resign at the latest at the ordinary general meeting following their 70th birthday. Elections are by rotation in such a way that the term of about one third of the Board members expires every year. The members of the Board of Directors are elected by the general meeting of shareholders and election is individual. In order to allow a phased renewal of the Board's composition, the Board has adopted an internal succession planning.

At the 2009 Annual General Meeting, Prof. John Marthinsen, a US national, retired from the Board of Directors after three terms in office, having joined the Board in 2000. He was replaced by Mr. Thomas Rufer, a Swiss national, with a long standing experience as a Certified Public Accountant. The Annual General meeting also re-elected André Hoffmann and Jürg Witmer for an additional three years in office.

Board Meetings

During the course of 2009, the Givaudan Board of Directors held five regular meetings and seven extraordinary Board meetings. Regular meetings are usually full day meetings, whereas extraordinary meetings are usually shorter. All meetings were attended by all Board members. During each Board meeting, the company's operational performance was presented by management and reviewed by the Board. The continued implementation and tracking of the integration progress of Quest International was presented and discussed with the management at most meetings. The ongoing roll-out of the new SAP-based enterprise system was also presented during two meetings. The Board also focused on the further development of a comprehensive risk management charter. The CEO and the CFO attended all meetings for business-related agenda items. Other members of the Executive Committee were also present at all five regular board meetings. Selected members of the senior management team were regularly invited to address specific projects.

The Board continued to hold meetings at Givaudan locations across the world. This is an opportunity to get first-hand information on local and regional developments and to interact with management across the globe.

During the other meetings held either at the company's headquarters in Vernier, at other sites or by phone, the Board discussed various aspects of the company's future strategy and the findings of Internal Audit. The Board was kept informed on all major investment projects, management succession planning and other major business items.

In 2009, the Board continued with its thorough self-assessment and discussed its own succession planning.

In preparation for Board meetings, information is sent to the Board members via e-mail and ordinary mail. A data room containing additional information and historical data is set up prior to each meeting where Board members can consult relevant documents. All Board members have direct access to the Givaudan intranet where all internal information on key events, presentations and organisational changes are posted. In addition, the Board members receive relevant information, including press releases and information sent to investors and financial analysts via e-mail.

Committees of the Board

The Board of Directors is comprised of three Committees: an Audit Committee, a Nomination and Governance Committee and a Compensation Committee. Each committee is formally led by a Committee Chairman whose main responsibilities are to organise, lead and minute the meetings.

Meetings of Board Committees are usually held before or after each Board meeting, with additional meetings scheduled as required. Moreover, the Board has delegated specific tasks to other Committees, consisting of the CEO and managers with technical expertise: the Safety and Environment Committee and the Corporate Compliance Committee.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, the systems of internal controls and the audit process. It carries out preparatory work for the Board of Directors as a whole (with the exception of reviewing and approving the compensation of the External Auditors for the annual audit and other services). The Committee ensures that the company has appropriate risk management systems in place. It promotes effective communication among the Board, management, the internal audit function and external audit. It reviews and approves the compensation of the external auditors for the annual audit. The CFO attends the meetings of the Audit Committee upon invitation of its chairman. The Audit Committee met three times in the course of 2009. Each meeting lasted approximately half a day.

The Compensation Committee reviews and recommends the compensation policies to the Board of Directors. It approves the remuneration of the CEO and the other members of the Executive Committee as well as all performance-related remuneration instruments and pension fund policies.

The Compensation Committee consists of three independent members of the Board. The Committee takes advice from external independent compensation specialists and consults with the Chairman and the CEO on specific matters where appropriate. In 2009, the Compensation Committee met three times. The average duration of each meeting was two hours.

The Nomination and Governance Committee assists the Board in applying the principles of good corporate governance. It prepares appointments to the Board of Directors and the Executive Committee and advises on the succession planning process of the company.

The Committee met once during the course of 2009 and the duration was one hour, following several prior telephone consultations.

More information on the Board of Directors and the roles of the Committees are described on the following internet sites: www.givaudan.com – [our company] – [leadership] – [board of directors] or www.givaudan.com – [our company] – [leadership] – [board of directors] – [committees of the board]

Members of the Board



Dr Jürg Witmer

Attorney
Swiss national, born 1948
Non-executive
First elected in 1999
Current term of office expires in 2012

Chairman of the Board of Directors of Clariant AG, Vice-Chairman of the Board of Syngenta AG, Member of the Board of Bank Sal. Oppenheim jr. & Cie. (Switzerland) AG

Jürg Witmer joined Roche (1978) in the legal department and subsequently held a number of positions including General Manager of Roche Far East, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. He became CEO of Givaudan Roure (1999) and then Chairman of the Board of Directors of Givaudan (2005).

He has a doctorate in law from the University of Zürich, as well as a degree in international studies from the University of Geneva.

Committees of the Board	Jürg Witmer	André Hoffmann	Dietrich Fuhrmann	Peter Kappeler	Thomas Rufer	Nabil Sakkab	Henner Schierenbeck
Audit							■
Nomination & Governance	■						
Compensation		■					

■ = *Chairman of the Committee*



André Hoffmann
Vice-Chairman

Businessman
Swiss national, born 1958
Non-executive
First elected in 2000
Current term of office expires in 2012

Vice-Chairman of the Board of Roche Holding Ltd, Member of the Board of Glyndebourne Productions Ltd, Brunswick Leasing Ltd, Amazentis SA, MedAssurant Inc., INSEAD and Genentech Inc. Chairman of Nemadi Advisors Ltd and Living Planet Fund Management Co. as well as Massellaz SA. Vice-President of WWF International

André Hoffmann became head of administration of the Station Biologique de la Tour du Valat in France (1983) and then joined James Capel and Co. Corporate Finance Ltd, London as an associate at the Continental Desk (1985), and later became Manager for European Mergers and Acquisitions. He joined Nestlé UK, London as a brand manager (1991).

He studied economics at the University of St. Gallen and holds a Master of Business Administration from INSEAD.



Dietrich Fuhrmann
Director

Businessman
German national, born 1941
Non-executive
First elected in 2004
Current term of office expires in 2010

Member of the Board of Logistable Ltd.

Dietrich Fuhrmann started his career with Hoechst AG, Frankfurt/Main (1969). He joined Dragoco GmbH (1983) where he was appointed Managing Director, and later Executive Vice President, COO, (Dragoco AG) with responsibility for Flavours and Fragrances. He became Chairman and CEO for Food Ingredients Specialities SA (FIS), the food ingredient division of Nestlé in 1998, before its acquisition by Givaudan in 2002.

He holds a Master of Business Administration from the Johann Wolfgang Goethe University in Frankfurt/Main.



Peter Kappeler
Director

Businessman
Swiss national, born 1947
Non-executive
First elected in 2005
Current term of office expires in 2010

Chairman of the Board of Berner Kantonalbank until May 2008, Member of the Board of Directors of Cendres et Métaux SA, Schweizerische Mobiliar Holding AG, Schweizerische Mobiliar Genossenschaft.

Peter Kappeler has served in different industrial and banking companies. For 17 years, he was head of BEKB/BCBE (Berner Kantonalbank), from 1992 to 2003 as CEO and until 2008 as Chairman of the Board of Directors. He is also a member of various boards, including the Summer Academy Foundation at the Paul Klee Center.

He holds a Master of Business Administration from INSEAD as well as a degree in engineering from the ETH Zürich.



Thomas Rufer
Director

Certified Public Accountant
Swiss national, born 1952
Non-executive
First elected in 2009
Current term of office expires in 2012

Member of various public and private bodies such as the Board of Directors and the audit committee of the Berner Kantonalbank, the Board of Directors of the Federal Audit Oversight Authority and the Swiss Takeover Board.

Thomas Rufer joined Arthur Andersen (1976) where he held several positions in audit and business consulting (accounting, organisation, internal control and risk management). He was Country Managing Partner for Arthur Andersen Switzerland (1993-2001).

Since 2002 he has been an independent consultant in accounting, corporate governance, risk management and internal control.

He holds a degree in business administration (économiste d'entreprise HES) and is a Swiss Certified Public Accountant.



Dr Nabil Y. Sakkab
Director

Businessman
American national, born 1947
Non-executive
First elected in 2008
Current terms of office expires in 2011

Member of the Board of Altria Group Inc, Aplion Medical LLC and Deinove. Advisory Professor at Tsinghua University, Beijing.

Nabil Y. Sakkab joined Procter & Gamble in Cincinnati (1974) and retired from the same company (2007) as Senior Vice President, Corporate Research and Development. During this time, he served on P&G's Leadership Council and the Innovation Committee of P&G's Board of Directors. He is the author of several scientific and innovation management publications and co-inventor on more than 27 patents.

Nabil Y. Sakkab graduated from the American University of Beirut with a degree in chemistry.



Prof. Dr Dr hc Henner Schierenbeck
Director

Professor
German national, born 1946
Non-executive
First elected in 2000
Current term of office expires in 2011

Professor of bank management and controlling at the University of Basel, scientific adviser for the "Zentrum für Ertragsorientiertes Bankmanagement" (Münster/ Westfalen), Member of the Supervisory Board of DIA Consult AG.

Henner Schierenbeck became a Professor of Accounting (1978), and of Banking (1980), at the University of Münster. He became Professor of Bank Management and Controlling at the University of Basel (1990).

He holds a PhD from the University of Freiburg, together with two honorary doctoral degrees from the State University of Riga, Latvia and Mercartor School of Management, Duisburg, Germany.

None of the Board members has important business connections with Givaudan SA or any of the members of the Givaudan Group. Dr Jürg Witmer, non-executive Chairman, was the CEO of Givaudan until 27 April 2005.

Until then, he was also the only executive member of the Board of Directors. Dietrich Fuhrmann, non-executive member of the Board of Directors retired as member of the Executive Committee on 31 March 2004.

Executive Committee

The Executive Committee, under the leadership of the Chief Executive Officer, is responsible for all areas of operational management of the company that are not specifically reserved to the Board of Directors.

The Chief Executive Officer, subject to the powers attributed to him, has the task to achieve the strategic objectives of the Group and determine the operational priorities. In addition, he leads, supervises and co-ordinates the other members of the Executive Committee, including to convene, prepare and chair the meetings of the Executive Committee.

The members of the Executive Committee are appointed by the Board of Directors on recommendation of the Chief Executive Officer after evaluation by the Nomination Committee. The Executive Committee is responsible for developing the company's strategy as well as the long-term business and financial plan. Key areas of responsibility also include the management and supervision of all areas of the business development on an operational basis and approving investment decisions.

The tasks and powers of the Executive Committee include the approval of investments, leasing agreements and divestments within the corporate investment guidelines. The committee approves important business projects, prepares the business plan of the Group and the budgets of the individual divisions and functions. In addition, it plays a key role – together with the Human Resources organisation – in the periodic review of the talent management programme, including succession planning for key positions. Alliances and partnerships with outside institutions, such as universities, think tanks and other business partners, are also monitored by the Executive Committee.

The members of the Executive Committee are individually responsible for the business areas assigned to them.

The Executive Committee meets at least on a monthly basis. In 2009, the committee held 12 meetings at Givaudan sites around the world. These meetings are an opportunity to be present at Givaudan locations across the globe. Each major region is at least visited once a year to ensure a close interaction with all the different business areas.

During all the meetings in 2009, the Executive Committee continued to put a priority on the successful implementation of the guiding strategy for the fast and successful integration of Quest International to continuously ensure its timely supervision. In the course of the year, the executive committee focused particularly on ongoing supply chain initiatives.

For the oversight of the implementation of the new enterprise system based on SAP (Project Outlook) the Executive Committee was regularly updated by the global project team during 8 of the 12 meetings. Due to the ongoing successful roll-out of the project across the business, regional steering teams now meet on a regular basis.

Members of the Executive Committee



Gilles Andrier
Chief Executive Officer

He joined Givaudan (1993) as Fragrance Division Controller and Assistant to the CEO. He later held various positions including Head of Fragrances Operations in the USA and Head of Consumer Products in Europe.

He was appointed Head of Fine Fragrances, Europe (2001) before becoming Global Head of Fine Fragrances (2003) and then CEO of Givaudan (2005).

Born in Paris, France (1961), Gilles Andrier graduated with two Masters in Engineering from ENSEEIH Toulouse and spent the first part of his career with Accenture in management consulting.



Mauricio Graber
President Flavour Division

Vice-President of the International Organization of the Flavour Industry (IOFI).

He began his career with Givaudan (1995) as Managing Director for Latin America with Tastemaker. When Tastemaker was acquired by Givaudan, he became Managing Director for Mexico, Central America and the Caribbeanbefore becoming Vice President for Latin America (2000). He then was appointed President of the Givaudan Flavours Division (2006).

Born in 1963, he is a Mexican citizen and has a BSc in Electronic Engineering from Universidad Autonoma Metroplitana and a Masters in Management from the JL Kellogg Graduate School of Management, Northwestern University, US.



Michael Carlos
President Fragrance Division

Board of Directors, International Fragrance Association

He began his career with Givaudan (1984) as General Manager in Hong Kong. He became Head of the European Creative Centre in Argenteuil (1992) where he was in charge of integrating the creative resources from Givaudan and Roure. He was appointed Global Head of Consumer Products (1999) and then President of the Fragrance Division (2004).

Born in 1950, Michael Carlos is an Indian citizen and has an MBA from the Indian Institute of Management and a degree in chemical engineering from the Indian Institute of Technology.



Matthias Währen
Chief Financial Officer

Member of the Regulatory Board, SIX Exchange Regulation, Board Member of the SGCI Chemie Pharma Schweiz.

He started his career in Corporate Audit with Roche (1983) and became Finance Director of Roche Korea (1988) and then Head of Finance and Information Technology at Nippon Roche in Tokyo (1990). He was appointed Vice President Finance and Information Technology at Roche USA (1996) and then Head of Finance and Informatics of the Roche Vitamins division (2000). He was involved in the sale of this business to DSM (2003) before joining Givaudan (2004).

Born in 1953, Matthias Währen is a Swiss national and a graduate of University of Basel.



Adrien Gonckel
Information Technology

He began his career with F. Hoffmann-La Roche Ltd, (Basel) in the IT department (1973). He worked for Roche Belgium, Brussels as Head of IT and with Citrique Belge in charge of systems integration (1975-1978).

He rejoined F. Hoffmann-La Roche Ltd, Basel (1978), taking European leadership for its IT coordination, moving then to the Roche subsidiary Roure-Bertrand-Dupont in Argenteuil, France as Head of Group IT (1982) before becoming Givaudan-Roure's Head of Group IT (1992).

Born in 1952, Adrien Gonckel is a French national. He completed a Masters in IT at the University of Belfort and Lyon, France.



Joe Fabbri
Human Resources

He joined Givaudan (1989) as Operations Director responsible for commissioning the Canadian manufacturing facility. Moving to the USA (1996) he was appointed Head of Operations at East Hanover, New Jersey. Based in Switzerland, he led various regional operations projects before becoming Head of Flavours Operations, EAME (2001), Head of Global Flavours Operations (2004), and then Head of Global Human Resources (2008).

Born in 1958 in Ontario, Canada, Joe Fabbri graduated in mechanical engineering technology and spent the first years of his career in various engineering roles before moving into operations management.

The curriculum vitæ of the members of the Executive Committee are also available on Givaudan's internet site: www.givaudan.com – [our company] – [leadership] – [executive committee]

Compensation, Shareholdings and Loans

In accordance with the Swiss Code of Obligations and the SIX Directive on Corporate Governance, Givaudan publishes the details of the remuneration of its Board of Directors and its Executive Committee in the separate chapter "Compensation Report" in this Annual Report as well as in the 2009 Financial Report.

Shareholders Participation Rights

In exercising voting rights, no shareholder may, with his own shares and the shares he represents, accumulate more than 10% of the entire share capital. Entities which are bound by voting power, common management or otherwise or which act in a co-ordinated manner to circumvent the 10% rule are considered as one shareholder. This restriction does not apply to the exercise of voting rights through members of a corporate body, independent representatives and holders of deposited shares, to the extent that no avoidance of the said restriction to the voting rights results there from. Any change in this rule requires a positive vote of the absolute majority of the share votes represented at a shareholders' meeting, as prescribed by Swiss law.

Any shareholder who, on the day determined by the Board of Directors, is registered as a shareholder with voting rights has the right to attend and to vote at the shareholders' meeting. Each shareholder may be represented by another shareholder who is authorised by a written proxy, or by a legal representative, a holder of deposited shares, a member of a corporate body or an independent person designated by the company.

The articles of incorporation of Givaudan SA follow the majority rules prescribed by Swiss law for decisions of general meetings of shareholders.

Shareholders registered with voting rights are convened to general meetings by ordinary mail and by publication in the Swiss official trade journal at least 20 days prior to the day of the meeting. Shareholders representing shares for a nominal value of at least CHF 1 million may demand in writing at least 45 days before the meeting, that an item be included in the agenda, setting forth the item and the proposals.

Shareholders registered in the share register with voting rights at the date specified in the invitation will be convened to the ordinary general meeting, which will be held on 25 March 2010. The specified date will be approximately two weeks before the meeting.

Change of Control and Defence Measures

The Articles of Incorporation of Givaudan SA do not have any rules on opting out or opting up. The legal provisions apply, by which anyone who acquires more than 33 1/3% of the voting rights of a listed company is required to make a public offer to acquire all listed securities of the company that are listed for trading on the SIX Swiss Exchange.

In the event of a change of control, share options granted by the company to members of the Board of Directors and to a total of 271 senior management and employees will vest immediately. All other defence measures against change of control situations previously in effect were deleted by the Board of Directors in 2007.

Internal Audit

Corporate Internal Audit is an independent and objective corporate function established to assist management in achieving their objectives.

The Internal Audit's role is to evaluate and contribute to the continuous improvement of the company's risk management and control systems. This specifically includes also the analysis and evaluation of the effectiveness of business processes and recommendations for adjustments where necessary.

The audit approach is based on the business process audit methodology, which provides value to the local entities and to the Group's management. Effective communication and reporting ensure an efficient implementation of the audit recommendations.

Corporate Internal Audit reports to the Audit Committee of the Board of Directors.

The audit function has been headed since the year 2008 by Laurent Pieren.

For specific audits of affiliates, staff from Ernst & Young support the internal audit function.

External Auditors

At the Annual General Meeting of shareholders on 26th March 2009, and in line with best practices in corporate governance, Deloitte SA were newly appointed as Group and statutory auditors of Givaudan SA and its affiliates. The responsible principal auditor is Thierry Aubertin, partner.

The fees of Deloitte for professional services related to the audit of the Group's annual accounts for the year 2009 were CHF 3.6 million. This amount includes fees for the audit of Givaudan, its subsidiaries, and of the consolidated financial statements.

In addition, for the year 2009, Deloitte rendered other services (mainly tax-related) for CHF 0.2 million.

The auditor presents the outcome of the audit directly to the Audit Committee at the end of each reporting year. The Audit Committee is also responsible for evaluating the performance of Deloitte as external auditors. In addition, the Committee reviews and approves the compensation of Deloitte, evaluates and approves other services provided by the external auditor.

During the year 2009, Deloitte attended two meetings of the Board's Audit Committee. The scope of the audit is defined in an engagement letter approved by the full Board of Directors.

Information Policy

Givaudan's Principles of Disclosure and Transparency are described in detail at www.givaudan.com – [investors] – [corporate governance] – [policies]

Hardcopies of company publications such as the Annual Report, Half-Year Report and Safety and Environmental Report and other corporate documents, are available on request. They can also be downloaded from Givaudan's internet site:
www.givaudan.com – [investors] –
[financial results] and [full & half year reports]

Other important internet site paths:
Quarterly sales information and other media releases:
www.givaudan.com – [media] – [media releases]

Key reporting dates:

• Annual General Meeting 2010	25 March 2010
• Three Months Sales	9 April 2010
• Half Year 2010 Results	5 August 2010
• Nine Months Sales	8 October 2010
• Full Year 2010 Results	10 February 2011
• Annual General Meeting 2011	24 March 2011

The complete calendar of events:
www.givaudan.com – [investors] –
[investor information] – [calendar]

Articles of Incorporation:
www.givaudan.com – [our company] –
[corporate governance]

COMPENSATION REPORT

Compensation principles

Givaudan aims to attract, motivate and retain the highest calibre of professional and executive talent to sustain its leadership position within the flavour and fragrance industry. The company's compensation policies are an essential component of this strategy, as well as a key driver of organsational performance. Our compensation programmes seek to align executive and shareholders' interests by rewarding outstanding operational and financial performance as well as long-term value creation.

The Compensation Committee of the Board of Directors regularly reviews and approves company-wide compensation policies and programmes. This includes annual base salary positioning, annual incentive plans, as well as share-based long term incentive plans. The Compensation Committee is also responsible for reviewing and approving the individual compensation of each Executive Committee member as well as the overall compensation for the Board of Directors.

The compensation of Givaudan executives, in terms of both structure and level, is regularly benchmarked against individuals in similar positions within listed European companies. This comparative group of companies are similar in size and have a significant international presence in the flavour and fragrance or in related industries (e.g. consumer products, food and beverage, specialty chemicals). The Compensation Committee utilises independent external consultants in the benchmarking process.

Givaudan's executive compensation targets base pay at the market median. Executives have the opportunity to be rewarded with above median pay for sustained outstanding performance through various variable compensation components. These variable elements reflect achievements against quantitative targets established by the Board of Directors, as well as the contribution and leadership qualities of individual executives.

Direct compensation of Executive Committee members

The direct compensation of Executive Committee members is composed of base salary, annual incentive and share-based components. The major portion of their targeted annual compensation is received from variable performance-related pay components in the form of annual cash incentives and long-term incentives as described below.

Base salary

Base salary adjustments are based primarily on market evolution, taking into consideration the executive's performance and contribution to company results. Salary adjustments for Executive Committee members are decided by the Compensation Committee.

Annual Incentive Plan

The Annual Incentive Plan is designed to reward Givaudan Executive Committee members and other key executives for the achievement of annual operational targets. These targets reflect a combination of sales growth and profitability objectives.

Annual incentives at target for Executive Committee members range between 50% and 60% of base salary, depending on the scope of the executive's role. Based on the performance achievements, payouts may vary between 0% and a maximum of 200% of target incentive.

Operational targets are set by the Board of Directors. Annual achievements are reviewed and approved by the Compensation Committee.

Long Term Incentive Plan

A new design for the Givaudan Long Term Incentive Plan (LTIP) was approved by the Board of Directors on 25 March 2009.

Until 2008, the Givaudan LTIP was delivered in the form of stock options. As of 2009, the new LTIP design gives participants a choice as to how they receive their awards:

- 100% of award value in stock options
- 100% of award value in restricted share units (RSUs)
- 50% of award value in stock options and 50% in RSUs

These three alternatives have approximately equal values at grant and are designed to address the various financial situations, personal circumstances and risk profiles of LTIP participants. The Company believes that offering participants a choice enhances the perceived value of the Givaudan LTIP, and therefore its effectiveness in attracting, retaining and motivating key talent.

The total grant value of the LTIP awards is approved each year by the Board of Directors. Participation is limited to approximately three per cent of the employee population, including senior executives and key contributors. The individual grants to Executive Committee members are reviewed and approved annually by the Compensation Committee.

Both stock options and RSUs link executive compensation to shareholder value creation as reflected in the evolution of Givaudan's share price.

The main characteristics of stock options and RSUs are described below.

More details can be found in the "Share-Based Payments" section of the 2009 Financial Report.

Stock options
Stock options have a vesting period of two years and expire after five years.

As a principle, the strike price for the options is established by the Board of Directors at a level that is higher than the market value of the Givaudan share at grant (out-of-the-money options). The underlying market value at grant is the average price of the Givaudan share in the two weeks following the publication of the annual results.

The maximum number of options awarded each year (with annual issuance of call warrants on the SIX Swiss Exchange) and the option parameters are approved by the Board of Directors.

Restricted Share Units
RSUs give participants the right to receive a specific number of Givaudan shares (or a cash equivalent, where securities laws prevent the offering of Givaudan securities to employees) at the end of a vesting period of three years, subject to continued employment with the Company.

Participants have no shareholder's rights during the vesting period, i.e. they do not receive dividends and have no voting rights until RSUs are converted into Givaudan shares.

After the vesting period has elapsed, shares can be held or sold by the participant with no restriction except for applicable blackout periods.

Performance Share Plan
The introduction of a Performance Share Plan (PSP) was approved by the Board of Directors on 30 November 2007. The PSP is designed to reward executives who significantly impact long-term company performance. Fifty-two senior executives were awarded performance shares in 2008. Performance shares will vest on 1 March 2013, conditional upon the economic value generation over the five year period. The economic value generation will be measured by cumulative EBITDA over the five year period, adjusted for the utilisation of capital.

The actual number of shares to vest at the end of the five year performance period may vary between 0% and a maximum of 150% of the number of performance shares granted, based upon the performance achievement. Thirty thousand performance shares were reserved for the plan over the five year period.

Performance shares are granted only once in respect of the five year performance period.

Indirect compensation of Executive Committee members
Givaudan benefit plans are designed to address the current and future security needs of executives. They generally include retirement coverage, health benefits, death/disability protection and certain benefits-in-kind. Supplemental benefits for Executive Committee members that are above those available to the broad base of employees require approval by the Compensation Committee of the Board of Directors.

Contractual termination clauses of Executive Committee members
Employment contracts of Executive Committee members provide for a maximum indemnity equivalent to twelve months' total remuneration for termination of employment by the company. No additional compensation or benefits are provided in the case of change in control, except for the immediate vesting of share options granted by the company.

Compensation of the Executive Committee

in Swiss francs	Gilles Andrier CEO	Executive Committee members (excl. CEO)[a]	Total remuneration 2009	Total remuneration 2008
Base salary	945,913	2,332,787	3,278,700	3,287,890
Annual incentive[b]	529,604	1,214,304	1,743,908	2,171,836
Total cash	**1,475,517**	**3,547,091**	**5,022,608**	**5,459,726**
Pension benefits[c]	233,457	498,803	732,260	621,349
Other benefits[d]	220,464	519,394	739,858	888,050
Number of options granted[e]	60,000	160,000	220,000	240,000
Value at grant[f]	898,800	2,396,800	3,295,600	3,415,200
Number of restricted shares granted[g]		526	526	
Value at grant[h]		312,970	312,970	
Number of performance shares granted[i]	3,000	6,900	9,900	9,900
Annualised value at grant[j]	533,580	1,227,234	1,760,814	1,760,814
Total remuneration	**3,361,818**	**8,502,292**	**11,864,110**	**12,145,139**

a) Represents full year compensation of five Executive Committee members.

b) Annual incentive paid in March 2009 based on year 2008 performance.

c) Company contributions to broad-based pension and retirement savings plans and annualised expense accrued for supplementary executive retirement benefit.

d) Represents annualised value of health & welfare plans, international assignment benefits and other benefits in kind. Contributions to compulsory social security schemes are excluded.

e) Options vest on 3 March 2011.

f) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.

g) Restricted share vest on 2 March 2012.

h) Economic value at grant according to IFRS methodology, with no discount applied for the vesting period.

i) Performance shares are granted in March 2008 for the 5 year period 2008-2012 and vest on 1 March 2013.

j) Annualised value at grant calculated according to IFRS methodology, and assuming 100% achievement of performance target.

Highest total compensation

CEO Gilles Andrier was the Executive Committee member with the highest total compensation in 2009. For compensation details, please refer to the above table as well as the complete disclosure of compensation to Board of Directors and Executive Committee members set out in the "Related Parties" section of the 2009 Financial Report.

Other compensation, fees and loans to members or former members of the Executive Committee

No other compensation or fees were accrued for or paid to any member or former member of the Executive Committee during the reporting period.

No member or former member of the Executive Committee had any loan outstanding as of 31 December 2009.

Special compensation of members of the Executive Committee who left the company during the reporting period

No such compensation was incurred during the reporting period.

Compensation of members of the Board

Compensation of Board members consists of Director Fees and Committee fees. These fees are paid shortly after the Annual General Meeting for year in office completed. In addition, each Board member is entitled to participate in the Givaudan LTIP described above. With the exception of the Chairman, each Board member receives an amount of CHF 10,000 for out-of-pocket expenses. This amount is paid for the coming year in office. The LTIP awards are also granted for the same period.

Compensation of members of the Board

The compensation paid out to the Board of Directors during the year was as follows:

2009 *in Swiss francs*	Jürg Witmer Chairman	André Hoffmann	Dietrich Fuhrmann	Peter Kappeler	John Marthinsen[a]	Thomas Rufer[b]	Nabil Sakkab	Henner Schierenbeck	Total remuneration
Director fees	320,000	80,000	80,000	80,000	80,000		80,000	80,000	800,000
Other cash compensation[c]							30,000		30,000
Committee fees	30,000	50,000	20,000	40,000	20,000		20,000	40,000	220,000
Total cash	**350,000**	**130,000**	**100,000**	**120,000**	**100,000**		**130,000**	**120,000**	**1,050,000**
Number of options granted[d]	26,800	6,700		3,350		3,350	3,350	6,700	50,250
Value at grant[e]	401,464	100,366		50,183		50,183	50,183	100,366	752,745
Number of restricted shares[f]			176	88		88	88		440
Value at grant[g]			104,720	52,360		52,360	52,360		261,800
Total remuneration	**751,464**	**230,366**	**204,720**	**222,543**	**100,000**	**102,543**	**232,543**	**220,366**	**2,064,545**

a) Retired from the Board of Directors on 26 March 2009.

b) Joined the Board of Directors on 26 March 2009.

c) Represents compensation for additional duties as indicated in the 2006 Annual Report.

d) Options vest on 3 March 2011.

e) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.

f) Restricted shares vest on 2 March 2012.

g) Economic value at grant according to IFRS methodology, with no discount applied for the vesting period.

Payment to Board members for out-of-pocket expenses amounted to CHF 60,000.

Compensation of the Board member with the highest compensation

The Board member with the highest compensation in 2009 is Dr. Jürg Witmer, Chairman of the Board as of 28 April 2005. For compensation details please refer to the detailed table above as well as the complete disclosure of compensation to Board of Directors and Executive Committee members set out in the "Related Parties" section of the Financial Report.

Other compensation, fees and loans to members or former members of the Board

No additional compensation or fees were paid to any member of the Board. No Board member had any loan outstanding as of 31 December 2009.

Special compensation of members of the Board who left the company during the reporting period

No such compensation was incurred during the reporting period.

Additional Fees and Loans

No additional fees and/or compensation were paid during the reporting period to any member of the Board. None of them had any loan outstanding as per 31 December 2009.

Ownership of Shares

No shares were allocated to any member of the Board, any member of the Executive Committee or any person closely connected to any of them during the reporting period.

In total, the Chairman and other non-executive Board members, including persons closely connected to them held 139,233 Givaudan shares. For further details, please, refer to the table Compensation 2009.

As per 31 December 2009, the CEO and other members of the Executive Committee, including persons closely connected to them, held 351 Givaudan shares. For further details, please refer to the table on page 66.

Ownership of Share Options and Restricted Share Units
Board members and Executive Committee members who elect to receive stock options may receive:

(1) Call warrants. These securities are fully tradable after vesting;

or

(2) Option rights, in jurisdictions where securities laws prevent the offering of Givaudan securities to employees. Option rights are settled in cash and offer recipients economic benefits identical to share options. These rights are not tradable or transferable after the vesting period.

As from 2009, Board members and Executive Committee members may elect to receive Restricted Share Units (RSUs) in lieu of stock options as described above.

Details about Givaudan stock options and RSUs are described in the "Share-Based Payments" section of the 2009 Financial Report.

The following table shows:

- The shares held individually by each Board member as per 31 December 2009.
- The RSUs that were granted in 2009 and were still owned by members of the Board as per 31 December 2009.
- The share options / option rights that were granted during the corresponding periods and were still owned by the members of the Board as per 31 December 2009.

The company is not aware of any ownership of shares, share options / option rights or RSUs as per 31 December 2009 by persons closely connected to the Board of Directors.

2009			**Share options / Option rights**				
in number	**Shares**	**Restricted Shares**	**Maturity 2010**	**Maturity 2011**	**Maturity 2012**	**Maturity 2013**	**Maturity 2014**
Jürg Witmer, Chairman	1,000			20,100	26,800	26,800	26,800
André Hoffmann [a]	137,672		6,000	6,700	6,700	6,700	6,700
Dietrich Fuhrmann	17	176		6,700	6,700	6,700	
Peter Kappeler	10	88				6,700	3,350
Thomas Rufer	58	88					3,350
Nabil Sakkab		88				6,700	3,350
Henner Schierenbeck	476			6,700	6,700	6,700	6,700
Total Board of Directors	**139,233**	**440**	**6,000**	**40,200**	**46,900**	**60,300**	**50,250**

a) The following Givaudan derivatives were also held by Mr Hoffmann as at 31 December 2009:
- 60,000 OTC call options UBS AG 2008-26.08.2010 SSL GIV (Value no. 4103209)
- 70,000 OTC call options UBS AG 2008-20.08.2010 SSL GIV (Value no. 4103156)

The following table shows:

- The shares held individually by each member of the Executive Committee as per 31 December 2009.
- The RSUs that were granted in 2009 and were still owned by members of the Executive Committee as per 31 December 2009.
- The share options / option rights that were granted during the corresponding periods and were still owned by the members of the Executive Committee as per 31 December 2009.

2009			Share options / Option rights				
in number	Shares	Restricted Shares	Maturity 2010	Maturity 2011	Maturity 2012	Maturity 2013	Maturity 2014
Gilles Andrier, CEO				60,000	60,000	60,000	60,000
Matthias Währen		526		40,000	40,000	40,000	20,000
Mauricio Graber	116			27,500	40,000	40,000	40,000
Michael Carlos				40,000	40,000	40,000	40,000
Joe Fabbri [a]	117			15,000	30,000	30,000	30,000
Adrien Gonckel	20			30,000	30,000	30,000	30,000
Total Executive Committee	**253**	**526**		**212,500**	**240,000**	**240,000**	**220,000**

a) Mr Fabbri also held 506 Givaudan American depositary receipts (Symbol: GVDN.Y; 50:1 ratio) as at 31 December 2009.

Two persons closely connected to members of the Executive Committee owned Givaudan securities as per 31 December 2009:

- One person owned 11,000 option rights (2,000 maturing in 2011, 3,000 maturing in 2012, 3,000 maturing in 2013 and 3,000 maturing in 2014)
- One person owned 98 shares

The company is not aware of any other ownership of shares, share options / option rights or RSUs as per 31 December 2009 by persons closely connected to members of the Executive Committee.

Please refer to note 32 to the consolidated financial statements of the 2009 Financial Report for further details.

GIVAUDAN SECURITIES

Price development of shares since public listing


CHF
1,400
1,200
1,000
800
600
400
200
0
June 8
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Givaudan

SMI (rebased)

Givaudan Shares are traded at virt-x, ticker symbol 1064593.

FINANCIAL REPORT 2009

TABLE OF CONTENTS

Financial Review	**71**
Consolidated Financial Statements	**74**
Consolidated Income Statement for the Year Ended 31 December	74
Consolidated Statement of Comprehensive Income for the Year Ended 31 December	75
Consolidated Statement of Financial Position as at 31 December	76
Consolidated Statement of Changes in Equity for the Year Ended 31 December	77
Consolidated Statement of Cash Flows for the Year Ended 31 December	78
Notes to the Consolidated Financial Statements	**79**
1. Group Organisation	79
2. Summary of Significant Accounting Policies	79
3. Critical Accounting Estimates and Judgments	90
4. Financial Risk Management	91
5. Acquisitions and Divestments	97
6. Segment Information	98
7. Employee Benefits	100
8. Share-Based Payments	102
9. Jointly Controlled Entities	105
10. Other Operating Income	105
11. Other Operating Expense	105
12. Expenses by Nature	105
13. Financing Costs	106
14. Other Financial (Income) Expense, Net	106
15. Income Taxes	106
16. Non-Controlling Interests	108
17. Earnings per Share	108
18. Cash and Cash Equivalents	108
19. Available-for-Sale Financial Assets	108
20. Accounts Receivable – Trade	109
21. Inventories	109
22. Assets held for Sale	110
23. Property, Plant and Equipment	110
24. Intangible Assets	111
25. Debt	113
26. Provisions	115
27. Own Equity Instruments	116
28. Equity	116
29. Commitments	117
30. Contingent Liabilities	117
31. Related Parties	118
32. Board of Directors and Executive Committee Compensation	118
33. List of Principal Group Companies	121
34. Disclosure of the Process of Risk Assessment	122
Report of the Statutory Auditors on the Consolidated Financial Statements	**123**
Statutory Financial Statements of Givaudan SA (Group Holding Company)	**124**
Income Statement for the Year Ended 31 December	124
Statement of financial position as at 31 December	125
Notes to the Statutory Financial Statements	**126**
1. General	126
2. Valuation Methods and Translation of Foreign Currencies	126
3. Cash and Cash Equivalents	126
4. Bonds	126
5. Guarantees	126
6. Equity	127
7. Movements in Equity	128
8. List of Principal Direct Subsidiaries	128
9. Jointly Controlled Entities	129
10. Board of Directors and Executive Committee Compensation	129
11. Disclosure of the Process of Risk Assessment	129
Appropriation of available earnings of Givaudan SA	**130**
Proposal of the Board of Directors to the General Meeting of Shareholders	130
Report of the Statutory Auditors on the Financial Statements	**131**

FINANCIAL REVIEW

in millions of Swiss francs, except for per share data	**2009**	**2008**
Sales	3,959	4,087
Gross profit	1,780	1,862
as % of sales	*45.0%*	*45.6%*
EBITDA at comparable basis [a, b]	820	842
as % of sales	*20.7%*	*20.6%*
EBITDA [a]	758	765
as % of sales	*19.1%*	*18.7%*
Operating income at comparable basis [b]	525	486
as % of sales	*13.3%*	*11.9%*
Operating income	460	379
as % of sales	*11.6%*	*9.3%*
Income attributable to equity holders of the parent	199	111
as % of sales	*5.0%*	*2.7%*
Earnings per share – basic (CHF) [c, d]	25.07	14.98
Earnings per share – diluted (CHF) [c, d]	24.97	14.87
Operating cash flow	738	541
as % of sales	*18.6%*	*13.2%*

*a) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income (expense), net), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.*

b) EBITDA at comparable basis excludes acquisition related restructuring expenses. Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

c) The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element of the rights issue.

d) The Mandatory Convertible Securities will convert in March 2010, thus impacting the future earnings per share calculation.

in millions of Swiss francs, except for employee data	**31 December 2009**	**31 December 2008**
Total assets	7,083	6,997
Total liabilities	4,271	4,904
Total equity	2,812	2,093
Number of employees	8,501	8,772

Foreign exchange rates

Foreign currency to Swiss francs exchange rates

	ISO code	**Units**	**31 Dec 2009**	**Average 2009**	**31 Dec 2008**	**Average 2008**	**31 Dec 2007**	**Average 2007**
Dollar	USD	1	1.04	1.08	1.07	1.08	1.14	1.20
Euro	EUR	1	1.48	1.51	1.49	1.59	1.66	1.64
Pound	GBP	1	1.67	1.69	1.56	2.00	2.25	2.40
Yen	JPY	100	1.11	1.16	1.18	1.05	1.02	1.02

Sales

In 2009, Givaudan Group sales totalled CHF 3,959 million, an increase of 1.4% in local currencies and a decrease of 3.1% in Swiss francs compared to the previous year. On a comparable basis (in local currencies and excluding the impact of divestments), sales increased by 1.6% versus 2008.

Sales of the Fragrance Division were CHF 1,824 million, an increase of 0.9% in local currencies and a decrease of 3.9% in Swiss francs versus 2008.

Sales of the Flavour Division were CHF 2,135 million, an increase of 1.9% in local currencies and a decrease of 2.5% in Swiss francs compared to the previous year. On a comparable basis, sales increased by 2.2% versus 2008.

Operating Performance

Gross Margin

The gross profit margin declined to 45.0% from 45.6% as a result of strong increases in raw material, energy and transportation costs. Although basic commodity and energy prices have declined from the peak in the first quarter of 2009, the impact of this decline on Givaudan's margins was not fully reflected in 2009. Production volumes were significantly lower in 2009 than in 2008, driven both by lower sales volumes, as well as a strong focus on reducing inventory levels. Production costs could not be reduced in the same proportion, as a consequence putting pressure on the Gross Margin.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)

EBITDA declined to CHF 758 million in 2009 from CHF 765 million last year. On a comparable basis EBITDA was CHF 820 million, below the CHF 842 million reported last year. The comparable EBITDA margin was 20.7% in 2009, slightly higher than the 20.6% reported in 2008. The lower gross profit was more than compensated by integration savings and cost containment measures. When measured in local currency terms, the EBITDA on a comparable basis increased by 1.7%.

Operating Income

The operating income increased to CHF 460 million from CHF 379 million last year. On a comparable basis, excluding CHF 65 million of integration costs, the operating income increased to CHF 525 million in 2009 from CHF 486 million in 2008. The operating margin on a comparable basis increased to 13.3% in 2009 from 11.9% reported last year, mainly as a result of the lower amortisation of intangible assets, as well as integration savings and other cost containment measures partially offset by continued pressure on the gross profit margin. When measured in local currency terms, the operating income on a comparable basis increased by 14.4%.

Financial Performance

Financing costs were CHF 142 million in 2009, down from CHF 153 million in 2008. Other financial expense, net of income was CHF 51 million in 2009, versus CHF 71 million in 2008. In 2009 Givaudan continued to incur some exchange rates losses, but these were lower than in 2008. The Group continued to incur significant hedging costs to protect against ongoing currency volatility.

The Group's income taxes as a percentage of income before taxes were 25% in 2009, versus 28% in 2008.

Net Income

In actual terms, the net income increased by 79.3% to CHF 199 million in 2009 from CHF 111 million in 2008. This represents 5.0% of sales in 2009, versus 2.7% in 2008. Basic earnings per share increased to CHF 25.07 in 2009 from CHF 14.98 in the previous year.

Cash Flow

Givaudan delivered an operating cash flow of CHF 738 million, an increase of CHF 197 million on 2008. A strong focus on working capital management delivered a reduction in inventories of CHF 126 million, down 16.7% versus 2008 levels, and accounts receivables were maintained at 2008 levels, despite a strong sales increase in the last quarter versus prior year comparatives.

Total net investments in property, plant and equipment were CHF 95 million, down from the CHF 194 million incurred in 2008 as the Group reprioritised investments. Intangible asset additions were CHF 64 million in 2009, a significant portion of this investment being in the company's ERP project, based on SAP. Implementation was completed in the Netherlands and the UK and the project focus has now moved to North and South America. Operating cash flow after investments was CHF 589 million, up 113.4% versus the CHF 276 million recorded in 2008. Free cash flow, defined as operating cash flow after investments and interest paid, was CHF 459 million in 2009, a three-fold increase versus 2008.

In June 2009, Givaudan successfully completed its CHF 420 million rights issue, with 99.7% of rights being exercised.

Financial Position

Givaudan's financial position was significantly strengthened in 2009. As a result of a strong focus on cash generation, lower capital expenditures and the proceeds of the rights issue, net debt at December 2009 was CHF 2,248 million, down from CHF 3,182 million at December 2008. Excluding the Mandatory Convertible Securities, net debt at December 2009 was CHF 1,499 million, down from CHF 2,438 million at December 2008. At the end of 2009 the leverage ratio was 30%, compared to 46% at the end of 2008.

Dividend

The Board of Directors will recommend to the Annual General Meeting on 25 March 2010 to distribute a cash dividend to the shareholders of CHF 20.60 per share. This represents an increase of 3.0% over 2008.

Outlook

For the full year 2010, Givaudan is confident to further outgrow the underlying market, based on its growing pipeline of briefs and new wins. The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010. In an improving environment, Givaudan continues to focus on its growth initiatives to expand in developing countries and in key segments.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement for the Year Ended 31 December

in millions of Swiss francs, except for per share data	Note	**2009**	**2008**
Sales	6	3,959	4,087
Cost of sales		(2,179)	(2,225)
Gross profit		**1,780**	**1,862**
as % of sales		*45.0%*	*45.6%*
Marketing and distribution expenses		(596)	(633)
Research and product development expenses		(326)	(344)
Administration expenses		(137)	(135)
Amortisation of intangible assets	24	(176)	(232)
Share of loss of jointly controlled entities	9	(1)	(1)
Other operating income	10	9	12
Other operating expense	11	(93)	(150)
Operating income		**460**	**379**
as % of sales		*11.6%*	*9.3%*
Financing costs	13	(142)	(153)
Other financial income (expense), net	14	(51)	(71)
Income before taxes		**267**	**155**
Income taxes	15	(67)	(43)
Income for the period		**200**	**112**
Attribution			
Income attributable to non-controlling interests	16	1	1
Income attributable to equity holders of the parent		199	111
as % of sales		*5.0%*	*2.7%*
Earnings per share – basic (CHF)	17	**25.07**	**14.98**
Earnings per share – diluted (CHF)	17	**24.97**	**14.87**

The notes on pages 79 to 122 form an integral part of these financial statements.

Consolidated Statement of Comprehensive Income for the Year Ended 31 December

in millions of Swiss francs, except for per share data	Note	**2009**	**2008**
Income for the period		**200**	**112**
Available-for-sale financial assets			
Movement on fair value for available-for-sale financial assets, net		28	(53)
Movement on deferred taxes on fair value adjustments	15	1	-
(Gain) loss on available-for-sale financial assets removed from equity and recognised in the consolidated income statement		7	7
Cash flow hedges			
Fair value adjustments in year		(22)	(59)
Remove from equity			
– and recognised in the consolidated income statement		18	(1)
– and recognised in non-financial assets (inventories)	4.2.4	10	
Exchange differences arising on translation of foreign operations			
Change in currency translation		51	(477)
Other comprehensive income for the period		**93**	**(583)**
Total comprehensive income for the period		**293**	**(471)**
Attribution			
Total comprehensive income attributable to non-controlling interests	16	1	(1)
Total comprehensive income attributable to equity holders of the parent		292	(470)

The notes on pages 79 to 122 form an integral part of these financial statements.

Consolidated Statement of Financial Position as at 31 December

in millions of Swiss francs	Note	**2009**	**2008**
Cash and cash equivalents	18	825	419
Derivative financial instruments	4	35	121
Derivatives on own equity instruments	27	14	14
Available-for-sale financial assets	4, 19	18	91
Accounts receivable – trade	4, 20	685	664
Inventories	21	633	755
Current income tax assets	15	73	33
Assets held for sale	22	12	
Other current assets	4	94	83
Current assets		**2,389**	**2,180**
Property, plant and equipment	23	1,437	1,486
Intangible assets	24	3,014	3,083
Deferred income tax assets	15	47	59
Assets for post-employment benefits	7	71	39
Jointly controlled entities	9	6	8
Other long-term assets	19	119	142
Non-current assets		**4,694**	**4,817**
Total assets		**7,083**	**6,997**
Short-term debt	25	791	282
Derivative financial instruments	4	29	96
Accounts payable – trade and others	4	322	331
Accrued payroll & payroll taxes		92	108
Current income tax liabilities	15	69	50
Financial liability: own equity instruments	27	30	30
Provisions	26	25	31
Other current liabilities		108	124
Current liabilities		**1,466**	**1,052**
Derivative financial instruments	4	54	57
Long-term debt	25	2,282	3,319
Provisions	26	100	92
Liabilities for post-employment benefits	7	130	153
Deferred income tax liabilities	15	186	179
Other non-current liabilities		53	52
Non-current liabilities		**2,805**	**3,852**
Total liabilities		**4,271**	**4,904**
Share capital	28	85	73
Retained earnings and reserves	28	3,741	3,153
Hedging reserve	28	(45)	(51)
Own equity instruments	27, 28	(132)	(157)
Fair value reserve for available-for-sale financial assets		8	(28)
Cumulative translation differences		(852)	(903)
Equity attributable to equity holders of the parent		**2,805**	**2,087**
Non-controlling interests	16	7	6
Total equity		**2,812**	**2,093**
Total liabilities and equity		**7,083**	**6,997**

The notes on pages 79 to 122 form an integral part of these financial statements.

Consolidated Statement of Changes in Equity for the Year Ended 31 December

2009 *in millions of Swiss francs*	Note	**Share Capital**	**Retained earnings and reserves**	**Own equity instruments**	**Hedging reserve**	**Fair value reserve for available-for-sale financial assets**	**Currency translation differences**	**Equity attributable to equity holders of the parent**	**Non-controlling interests**	**Total equity**
Note		28	28	27, 28					16	
Balance as at 1 January		**73**	**3,153**	**(157)**	**(51)**	**(28)**	**(903)**	**2,087**	**6**	**2,093**
Income for the period			199					199	1	200
Available-for-sale financial assets	4, 19					36		36		36
Cash flow hedges					6			6		6
Exchange differences arising on translation of foreign operations							51	51	-	51
Other comprehensive income for the period					**6**	**36**	**51**	**93**		**93**
Total comprehensive income for the period			**199**		**6**	**36**	**51**	**292**	**1**	**293**
Issuance of shares	28	12	460					472		472
Dividends paid	28		(71)					(71)	-	(71)
Movement on own equity instruments, net				25				25		25
Net change in other equity items		**12**	**389**	**25**				**426**		**426**
Balance as at 31 December		**85**	**3,741**	**(132)**	**(45)**	**8**	**(852)**	**2,805**	**7**	**2,812**

2008 *in millions of Swiss francs*	Note	**Share Capital**	**Retained earnings and reserves**	**Own equity instruments**	**Hedging reserve**	**Fair value reserve for available-for-sale financial assets**	**Currency translation differences**	**Equity attributable to equity holders of the parent**	**Non-controlling interests**	**Total equity**
Note		28	28	27, 28					16	
Balance as at 1 January		**73**	**3,181**	**(178)**	**9**	**18**	**(428)**	**2,675**	**7**	**2,682**
Income for the period			111					111	1	112
Available-for-sale financial assets	4, 19					(46)		(46)		(46)
Cash flow hedges					(60)			(60)		(60)
Exchange differences arising on translation of foreign operations							(475)	(475)	(2)	(477)
Other comprehensive income for the period					**(60)**	**(46)**	**(475)**	**(581)**	**(2)**	**(583)**
Total comprehensive income for the period			**111**		**(60)**	**(46)**	**(475)**	**(470)**	**(1)**	**(471)**
Dividends paid	28		(139)					(139)	-	(139)
Movement on own equity instruments, net				21				21		21
Net change in other equity items			**(139)**	**21**				**(118)**		**(118)**
Balance as at 31 December		**73**	**3,153**	**(157)**	**(51)**	**(28)**	**(903)**	**2,087**	**6**	**2,093**

The notes on pages 79 to 122 form an integral part of these financial statements.

Consolidated Statement of Cash Flows for the Year Ended 31 December

in millions of Swiss francs	Note	2009	2008
Income for the period		200	112
Income tax expense	15	67	43
Interest expense	13	119	118
Non-operating income and expense		74	106
Operating income		**460**	**379**
Depreciation of property, plant and equipment	23	119	123
Amortisation of intangible assets	24	176	232
Impairment of long lived assets	23, 24	3	31
Other non-cash items			
– share-based payments		11	10
– additional and unused provisions, net		71	30
– other non-cash items		(15)	(38)
Adjustments for non-cash items		**365**	**388**
(Increase) decrease in inventories		126	(60)
(Increase) decrease in accounts receivable		(7)	(12)
(Increase) decrease in other current assets		(10)	22
Increase (decrease) in accounts payable		(19)	28
Increase (decrease) in other current liabilities		(32)	(26)
(Increase) decrease in working capital		**58**	**(48)**
Income taxes paid		**(50)**	**(104)**
Other operating cash flows, net[a]		**(95)**	**(74)**
Cash flows from (for) operating activities		**738**	**541**
Increase in long-term debt		304	147
(Decrease) in long-term debt		(550)	(298)
Increase in short-term debt		16	138
(Decrease) in short-term debt		(295)	(74)
Interest paid		(130)	(131)
Dividends paid	28	(71)	(139)
Issuance of shares	28	472	
Purchase and sale of own equity instruments, net		5	27
Others, net		2	(28)
Cash flows from (for) financing activities		**(247)**	**(358)**
Acquisition of property, plant and equipment	23	(95)	(194)
Acquisition of intangible assets	24	(64)	(76)
Acquisition of subsidiary, net of cash acquired	5		53
Disposal of subsidiary, net of cash disposed			16
Proceeds from the disposal of property, plant and equipment	23	10	5
Interest received		5	5
Dividends received		-	-
Purchase and sale of available-for-sale financial assets, net		98	(86)
Purchase and sale of derivative financial instruments, net		1	171
Others, net		(38)	2
Cash flows from (for) investing activities		**(83)**	**(104)**
Net increase (decrease) in cash and cash equivalents		**408**	**79**
Net effect of currency translation on cash and cash equivalents		(2)	(19)
Cash and cash equivalents at the beginning of the period		419	359
Cash and cash equivalents at the end of the period		**825**	**419**

a) Other operating cash flows, net mainly consist of the utilisation of provisions.

The notes on pages 79 to 122 form an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Group Organisation

Givaudan SA and its subsidiaries (hereafter "the Group") operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to the consumer goods industry. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. Worldwide, it employs 8,501 people. A list of the principal Group companies is shown in Note 33 to the consolidated financial statements.

The Group is listed on the SIX Swiss Exchange (GIVN).

2. Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1 Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and with Swiss law. They are prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets, of financial assets and financial liabilities at fair value through the income statement, and of own equity instruments classified as derivatives.

Givaudan SA's Board of Directors approved these consolidated financial statements on 15 February 2010.

2.1.1 Changes in Accounting Policy and Disclosures

Standards, amendments and interpretations effective in 2009
The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in the 2008 consolidated financial statements, with the exception of the adoption as of 1 January 2009 of the standards and interpretations described below:

- IAS 23 (revised) Borrowing Costs
- IFRS 8 Operating Segments
- Amendments to IAS 1 Presentation of Financial Statements
- Amendments to IFRS 2 Share-based Payment
- Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements
- Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements
- Improvements to IFRSs: May 2008
- Amendments to IFRS 7 Financial Instruments: Disclosures

IAS 23 (revised) Borrowing Costs requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the costs of that asset. The accounting policy of immediately expensing those borrowing costs was removed as from 1 January 2009. During 2009, the Group did not recognise any new qualifying assets and therefore no borrowing costs were capitalised.

IFRS 8 Operating Segments replaces IAS 14 Segment Reporting and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The operating segments are identified on the basis of internal reports regularly reviewed by the Executive Committee, the members of the Executive Committee being the chief operating decision makers, in order to allocate resources to the segments and to assess their respective performance. The business units of each Division, respectively Fine Fragrances, Consumer Products and Fragrance Ingredients for the Fragrance Division and Beverages, Dairy, Savoury and Sweet Goods for the Flavour Division, do not qualify as operating segments as decision making about the allocation of resources and the assessment of performance are not made at this level. The internal financial reporting is consistently prepared under the two operating divisions: Fragrances and Flavours. Thus the adoption of IFRS 8 did not result in additional segments or different segments. However the Group changed its segment profit disclosure to operating income at comparable basis. This measure is computed as the operating income adjusted for non-recurrent items (see Note 6).

Amendments to IAS 1 Presentation of Financial Statements prohibit the presentation of items of income and expenses – that is "non-owner changes in equity" – in the statement of changes in equity, requiring "non-owner changes in equity" to be presented separately from owner changes in equity. The performance of the Group is presented in two statements; the income statement and the statement of comprehensive income. The revised standard has introduced a number of terminology changes (including revised titles for the consolidated financial statements) and has resulted in a number of changes in presentation. However, the revised standard has no impact on the reported results or financial position of the Group.

Amendments to IFRS 2 Share-based Payment clarify that vesting conditions are service conditions and performance conditions. These have no impact on the share-based payments plans established by the Group.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements allow first-time adopters to use a deemed cost to measure the initial cost of investments in the separate financial statements and removes the definition of the cost method from IAS 27 by replacing it with a new requirement. The amendments have no impact on the Group's consolidated financial statements.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements require an entity to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity. These amendments have no impact on the Group's consolidated financial statements.

Improvements to IFRSs (May 2008) set out 35 amendments across 20 different standards, related basis for conclusions and guidance. These amendments have not resulted in a change of the Group's accounting policies since those policies are in line with the clarifications specified except for the presentation of derivatives that are designated and qualify as hedge accounting.

These derivatives are presented as current or non-current on the basis of their settlement dates whereas previously they were presented as current assets or liabilities. This resulted in a reclassification from current assets or liabilities to non-current assets and liabilities (2008: CHF 57 million from current liabilities to non-current liabilities; 2007: CHF 7 million from current assets to non-current assets and CHF 3 million from current liabilities to non-current liabilities). The materiality of the change in presentation did not justify the disclosure of the comparative information as at the beginning of the earliest comparative period.

Amendments to IFRS 7 Financial Instruments: Disclosures set out improvements in disclosures on financial instruments. These amendments extend the disclosures required in respect of fair value measurement recognised in the statement of financial position. These changes are reflected in the relevant notes of the 2009 Financial Report (see Note 4).

IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for constructions of real estates, IFRIC 16 Hedges of a net investment in a foreign operation, amendments to IFRIC 9 and IAS 39 Reassessment of Embedded Derivatives, and IFRIC 18 Contributions of assets from customers have no impact on the Group's consolidated financial statements.

IFRS and IFRIC issued but not yet effective

New and revised standards and interpretations, issued but not yet effective, have been reviewed to identify the nature of the future changes in accounting policy and to estimate the effect of any necessary changes in the consolidated income statement and financial position upon their adoption.

a) Issued and effective for 2010

- IFRS 3 Business Combinations (revised)
- Amendments to IAS 27 Consolidated and Separate Financial Statements
- Amendment to IAS 39 Financial Instruments Recognition and Measurement. Eligible Hedged Items
- Improvements to IFRSs: May 2008 and April 2009
- Amendments to IFRS 1: Additional Exemptions for First-time Adopters
- Amendments to IFRS 2: Group Cash-settled Share-based Payment Transactions

IFRS 3 Business Combinations (revised) continues to apply the acquisition method to business combinations, with some significant changes. The Group will apply this standard prospectively to all future business combinations.

Amendments to IAS 27 Consolidated and Separate Financial Statements requires the effects of all transactions with a non-controlling interest to be recognised in equity if there is no change in control and these transactions will no longer result in adjustments to goodwill or recognition of gains and losses. The standard also specifies the accounting when control is lost. The Group will apply these amendments prospectively to transactions with non-controlling interests.

Amendment to IAS 39 Financial Instruments Recognition and Measurement. Eligible Hedged Items clarifies whether a hedged risk or portion of cash flows is eligible for hedge accounting. The Group will apply these amendments prospectively to relevant hedging relationships.

Improvements to IFRSs (May 2008) clarifies disclosure requirements when the entity is committed to a sale plan involving loss of control of a subsidiary when criteria and definitions are met in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. **Improvements to IFRSs** (April 2009) set out amendments across 12 different standards, related basis for conclusions and guidance. They relate to IFRS 2 Share-based Payment, Non-current Assets Held for Sale and Discontinued Operations, IFRS 8 Operating Segments, IAS 1 Presentation of Financial Statements, IAS 7 Statement of Cash Flows, IAS 17 Leases, IAS 18 Revenue, IAS 36 Impairment of Assets, IAS 38 Intangible Assets, IAS 39 Financial Instruments: Recognition and Measurement, IFRIC 9 Reassessment of Embedded Derivatives, and IFRIC 16 Hedges of a Net Investment in a Foreign Operation. The Group does not expect that these improvements will have an impact on its consolidated financial statements.

Amendments to IFRS 1: Additional Exemptions for First-time Adopters provides further exemptions for the use of deemed costs for oil and gas assets, arrangement containing a lease, and decommissioning liabilities included in the costs of property, plant and equipment. These amendments will not have impact on the Group's consolidated financial statements.

Amendments to IFRS 2: Group Cash-settled Share-based Payment Transactions clarifies the scope and the accounting for such transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transaction. The Group does not expect that these amendments will have an impact on its consolidated financial statements.

The following interpretation is mandatory for accounting periods beginning on 1 January 2010:
- IFRIC 17 Distribution of non-cash assets to owners

The Group will apply this interpretation from 1 January 2010. It is not expected to have any impact on the Group's consolidated financial statements.

b) Issued and effective for 2011 and after
- IAS 24 Related Party Disclosures (revised)
- Amendment to IAS 32: IFRS Classification of Rights Issues
- IFRS 9 Financial Instruments
- Amendment to IFRS 1: Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters
- Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement
- IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

The Group has not yet evaluated the impact of the revised standard and amendments on its consolidated financial statements.

2.2 Consolidation

The subsidiaries that are consolidated are those companies controlled, directly or indirectly, by Givaudan SA, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Thus, control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes to the acquirer.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets acquired, shares issued and liabilities undertaken or assumed at the date of acquisition, plus any costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest and except for non-current assets (or disposal groups) that are classified as held for sale (see Note 2.17). The excess of the cost of acquisition over the fair value of the Group's share of net assets of the subsidiary acquired is recognised as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquired subsidiary, a reassessment of the net identifiable assets and the measurement of the cost is made, and then any excess remaining after the reassessment is recognised immediately in the consolidated income statement.

Where necessary, changes are made to the accounting policies of subsidiaries to bring and ensure consistency with the policies adopted by the Group.

Balances and income and expenses resulting from inter-company transactions are eliminated.

The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Disposals of non-controlling interests result in gains and losses for the Group and are recorded in the income statement. Purchases of non-controlling interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

2.3 Interest in a Joint Venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, which exists when the strategic, financial and operating decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Where the Group has an interest in a joint venture which is a jointly controlled entity, the Group recognises its interest using the equity method of consolidation until the date on which the Group ceases to have joint control over the joint venture. Adjustments are made where necessary to bring the accounting policies in line with those adopted by the Group. Unrealised gains and losses on transactions between the Group and a jointly controlled entity are eliminated to the extent of the Group's interest in the joint venture.

2.4 Foreign Currency Valuation

Functional and presentation currency
Items included in the financial statements of each entity in the Group are measured using the functional currency of that entity. The functional currency is normally the one in which the entity primarily generates and expends cash. The consolidated financial statements are presented in millions of Swiss francs (CHF), the Swiss franc being the Group's presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions, or using a rate that approximates the exchange rates on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the reporting period-end rates of monetary assets and liabilities denominated in foreign currencies are recognised in other financial income (expense), net, except for:
- exchange differences deferred in equity as qualifying cash flow hedges on certain foreign currency risks and qualifying net investment hedges
- exchange differences on monetary items to a foreign operation for which settlement is neither planned nor likely to occur, therefore forming part of the net investment in the foreign operation, which are recognised initially in other comprehensive income and reclassified from equity to the income statement on disposal or partial disposal of the net investment
- exchange differences on foreign currency borrowings relating to assets under construction which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings

Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated. Translation differences on non-monetary financial assets carried at fair value such as equity securities classified as available-for-sale are included in the available-for-sale reserve in equity, and reclassified upon settlement in the income statement as part of the fair value gain or loss.

Group companies
For the purpose of presenting consolidated financial statements, the assets and liabilities of Group companies reporting in currencies other than Swiss francs (foreign operations) are translated into Swiss francs using exchange rates prevailing at the end of the reporting period. Cash flows, income and expenses items of Group companies are translated at the average exchange rates for the period when it is considered a reasonable approximation of the underlying transaction rate. All resulting exchange differences are recognised in other comprehensive income and accumulated in equity.

On the disposal of a foreign operation (i.e. loss of control), all of the cumulative currency translation differences in respect of that foreign operation are reclassified to the income statement as part of the gain or loss on divestment. In the case of a partial disposal (i.e. no loss of control) of a foreign operation, the proportionate share of cumulative currency translation differences relating to that foreign operation are re-attributed to non-controlling interests and are recognised in the income statement.

2.5 Segment Reporting

The operating segments are identified on the basis of internal reports that are regularly reviewed by the Executive Committee, the members of the Executive Committee being the chief operating decision makers, in order to allocate resources to the segments and to assess their performance. The internal financial reporting is consistently prepared into the two operating Divisions: Fragrances and Flavours.

The business units of each Division, respectively Fine Fragrances, Consumer Products and Fragrance Ingredients for the Fragrance Division and Beverages, Dairy, Savoury and Sweet Goods for the Flavour Division, are not considered as separately reportable operating segments as decision making about the allocation of resources and the assessment of performance is not made at this level.

Inter-segment transfers or transactions are set on an arm's length basis. Operating assets consist of investment in jointly controlled entities, property, plant and equipment, intangible assets, inventories and trade receivables. Operating liabilities consist of trade accounts payable and notes payable.

Information about geographical areas are determined based on the Group's operations; Switzerland, Europe, Africa & Middle-East, North America, Latin America, and Asia Pacific. Revenues from external customers are shown by destination. Non-current assets consist of property, plant and equipment, intangible assets, and investments in jointly controlled entities.

Information regarding the Group's Reportable Segments is presented in Note 6.

2.6 Sales

Revenue from sale of goods is measured at the fair value of the consideration received or receivable in the ordinary course of the Group's activities. Sale of goods is reduced for estimated volume discounts, rebates, and sales taxes. The Group recognises revenue when the amount can be reliably measured, it is probable that future economic benefits will flow to the entity and when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment.

2.7 Research and Product Development Costs

The Group is active in research and in formulas, technologies and product developments. In addition to its internal scientific efforts, the Group collaborates with outside partners.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Internal developments or developments obtained through agreements on formulas, technologies and products costs are capitalised as intangible assets only when there is an identifiable asset that will generate probable economic benefits and when the cost can be measured reliably. When the conditions for recognition of an intangible asset are not met, development expenditure is recognised in the income statement in the period in which it is incurred. They are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives. The estimated useful life is reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

2.8 Employee Benefit Costs

Wages, salaries, social security contributions, annual leave and paid sick leave, bonuses and non-monetary benefits are expensed in the year in which the associated services are rendered by the Group's employees.

Pension obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, principally dependent on an employee's years of service and remuneration at retirement. Plans are usually funded by payments from the Group and employees to financially independent trusts. The liability recognised in the statement of financial position is the aggregate of the present value of the defined benefits obligation at the statement of financial position date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses, and past service costs not yet recognised. If the aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognised net actuarial losses and past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The present value of the defined benefits obligation and the related current service cost are calculated annually by independent actuaries using the projected unit credit method. This reflects the discounted expected future payment required to settle the obligation resulting from employee service in the current and prior periods. The future cash outflows incorporate actuarial assumptions primarily regarding the projected rates of remuneration growth, long-term expected rates of return on plan assets, and long-term indexation rates. Discount rates, used to determine the present value of the defined benefit obligation, are based on the market yields of high-quality corporate bonds in the country concerned. A portion, representing 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, of the differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are recognised over the estimated average remaining working lives of employees.

Where a plan is unfunded, a liability is recognised in the statement of financial position. A portion, representing 10% of the present value of the defined benefit obligation, of the differences between assumptions and actual experiences, as well as the effects of changes in actuarial assumptions are recognised over the estimated average remaining working lives of employees. Past service costs are amortised over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into publicly or privately administrated funds. The Group has no further payment obligations once the contributions have been made. The contributions are charged to the income statement in the year to which they relate.

Other post-retirement obligations

Some Group companies provide certain post-retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and completing a minimum service period. The expected costs of these benefits are accrued over the periods in which employees render service to the Group.

2.9 Share-Based Payments

The Group has established share option plans and a performance share plan to align the long-term interests of key executives and members of the Board of Directors with the interests of the shareholders. Key executives are awarded a portion of their performance-related compensation either in equity-settled or cash-settled share-based payment transactions. The costs are recorded in each relevant functions part of the employees' remuneration as personnel expenses with a corresponding entry in equity in own equity instruments for equity-settled share-based payment transactions and in the statement of financial position as accrued payroll & payroll taxes for the cash-settled share-based payment transactions. The different share-based payments are described in the below table:

Share-based payment transactions		Equity-settled	Cash-settled
Share options plans	Call options	A	C
	Restricted shares	B	D
Performance share plan	Shares	E	n/a

Share Options Plans

The *equity-settled share-based payment transactions* are established with call options, which have Givaudan registered shares as underlying securities, or with restricted shares. At the time of grant, key executives can select the portion, with no influence on the total economic value granted, of call options or restricted shares of the plan to be received.

A. Call options are set generally with a vesting period of two years, during which the options cannot be exercised or transferred. The Group has at its disposal either treasury shares or conditional share capital when the options are exercised. The cost of these equity-settled instruments to be expensed, together with a corresponding increase in equity, over the vesting period, is determined by reference to the market value of the options granted at the date of the grant. Service conditions are included in the assumptions about the number of options that are expected to become exercisable. No performance conditions were included. At each statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation.

B. Restricted shares are set generally with a vesting period of three years, during which the restricted shares cannot be settled or transferred. The Group has at its disposal treasury shares for the delivery of the restricted shares. The cost of these equity-settled instruments to be expensed, together with a corresponding increase in equity, over the vesting period, is determined by reference to the fair value of the restricted shares granted at the date of the grant. The fair value is determined as the market price at grant date reduced by the present value of dividends expected to be paid during the vesting period, as participants are not entitled to receive dividends during the vesting period. Services conditions are included in the assumptions about the number of restricted shares that are expected to become deliverable. No performance conditions were included. At each statement of financial position date, the Group revises its estimates of the number of restricted shares that are expected to be delivered. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation.

The *cash-settled share-based payment transactions* are established with options right units which provide a right to an executive to participate in the value development of Givaudan call options or in the value development of Givaudan shares. At the time of grant, key executives can select the portion, with no influence on the total economic value granted, of call options or restricted shares of the plan to be received in equivalent of cash.

C. Options right units related to call options, which can only be settled in cash, are set generally with a vesting period of two years, during which the right cannot be exercised or transferred. The liability of the cash-settled instruments, together with a corresponding adjustment in expenses is measured during the vesting period using market values. The market value is based on market prices of similar observable instruments available on the financial market, as a rule the market price of the equity-settled instruments with identical terms and conditions upon which those equity instruments were granted.

D. Options right units related to restricted shares, which can only be settled in cash, are set generally with a vesting period of three years, during which the right cannot be exercised or transferred. The liability of the cash-settled instruments, together with a corresponding adjustment in expenses is measured during the vesting period using market values. The market value is the closing share price as quoted on the market the last day of the period.

Performance share plan

With the performance share plan, key executives are awarded a portion of their performance-related compensation in *equity-settled share-based payment transactions*.

E. The performance share plan is established with Givaudan registered shares and a vesting period of five years. The Group has at its disposal either treasury shares or conditional share capital. The cost of equity-settled instruments is expensed over the vesting period, together with a corresponding increase in equity, and is determined by reference to the fair value of the shares expected to be delivered at the date of vesting. Performance conditions are included in the assumptions in which the number of shares varies. No market conditions are involved. The fair value is determined as the market price at grant date reduced by the present value of dividends expected to be paid during the vesting period, as participants are not entitled to receive dividends during the vesting period. At each statement of financial position date, the Group revises its estimates of the number of shares that are expected to be delivered. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation.

2.10 Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included either in operating expenses or in financial expenses according to their nature. The Group's liability for current income tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are provided based on the full liability method, under which deferred tax consequences are recognised for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor the taxable income. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance date. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and interests in jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Current tax assets and liabilities are offset and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them. Current and deferred tax are recognised as an expense or income in the income statement, except when they relate to items that are recognised outside the income statement, in which case the tax is also recognised outside the income statement.

2.11 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and time and call and current balances with banks and similar institutions. Cash equivalents are held for the purpose of meeting short-term cash commitments (maturity of three months or less from the date of acquisition) and are subject to an insignificant risk of changes in value.

2.12 Financial Assets

Financial assets are classified as financial assets at fair value through the income statement, loans and receivables, held-to maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at inception. All regular way purchases and sales of financial assets are recognised at the settlement date i.e. the date that the asset is delivered to or by the Group. Financial assets are classified as current assets, unless they are expected to be realised beyond twelve months of the statement of financial position date. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Information on financial risk management of the Group is described in the Note 4.2. Detailed disclosures can be found in Note 19 to the consolidated financial statements.

Dividends and interest earned are included in the line other financial income (expense), net.

a) Financial assets at fair value through the income statement

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired for the purpose of selling in the near term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. When initially recognised, they are measured at fair value, and transaction costs are expensed in the income statement. Gains or losses on held for trading investments are recognised in the income statement.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest method. Gains or losses on loans and receivables are recognised in the income statement when derecognised, impaired, or through the amortisation process. Loans and receivables are classified as other current assets and accounts receivable – trade (see Note 2.14) in the statement of financial position.

c) Held-to-maturity investments

Debt securities with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. These investments are measured at amortised cost using the effective interest method, less any impairment losses. Gains or losses on held-to-maturity investments are recognised in the income statement when derecognised, impaired, or through the amortisation process.

d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as such or not classified in any of the other categories. They are initially measured at fair value, including directly attributable transaction costs. At the end of each period, the book value is adjusted to the fair value with a corresponding entry in a separate component of equity until the investment is derecognised or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement. When denominated in a foreign currency, any monetary item is adjusted for the effect of any change in exchange rates with the unrealised gain or loss recognised in the income statement.

For quoted equity instruments, the fair value is the market value, being calculated by reference to share exchange quoted selling prices at close of business on the statement of financial position date. Non-quoted financial assets are revalued at fair value based on observable market transactions or if not available based on prices given by reputable financial institutions or on the price of the latest transaction.

In management's opinion an available-for-sale instrument is impaired when there is objective evidence that the estimated future recoverable amount is less than the carrying amount or when its market value is 20% or more below its original cost for a six-month period. When an impairment loss has previously been recognised, further declines in value are recognised as an impairment loss in the income statement. The charge is recognised in other financial income (expense), net. Impairment losses recognised on equity instruments are not reversed in the income statement. Impairment losses recognised on debt instruments are reversed through the income statement if the increase of the fair value of available-for-sale debt instrument objectively relates to an event occurring after the impairment charge.

2.13 Derivative Financial Instruments and Hedging Activities

Most derivative instruments are entered into to provide economic hedges. They are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised items (fair value hedge), or hedges of a particular risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Information on financial risk management within the Group is described in Note 4.2. Movements on the hedging reserve in shareholders' equity are shown in the statement of changes in equity. These derivatives are presented as current or non-current on the basis of their settlement dates.

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

For fair value hedges relating to items carried at amortised cost, for which the effective interest method is used, the adjustment to carrying value is amortised to the income statement over the time to maturity.

The Group discontinues fair value hedge accounting if the hedging instrument expires, is sold, terminated, exercised, no longer meets the criteria for hedge accounting, or designation is revoked.

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity, while the gain or loss relating to the ineffective portion is immediately recognised in other financial income (expense), net in the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects income, such as when hedged financial income (expense), net is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

When the hedging instrument expires or is sold, terminated or exercised without replacement or roll over, or the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the ultimate forecast transaction occurs. If the forecast transaction is no longer expected to occur, any cumulative gain or loss existing in equity is immediately taken to the income statement.

c) Derivatives at fair value through the income statement

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through the income statement. At each statement of financial position date, these derivative instruments are valued at fair value based on quoted market prices, with the unrealised gain or loss recognised in the income statement. They are derecognised when the Group has lost control of the contractual rights of the derivatives, at which time a realised gain or loss is recognised in the income statement.

d) Embedded derivatives

Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and when the host contract is not carried at fair value through the income statement. Changes in the fair value of separable embedded derivatives are immediately recognised in the income statement.

2.14 Accounts Receivable – Trade

Trade receivables are carried at amortised cost less provisions for impairment. A provision for impairment is made for potentially impaired receivables during the year in which they are identified based on a periodic review of all outstanding amounts. Any charges for impairment are recognised within marketing and distribution expenses of the income statement. Accounts receivable – trade are deemed as impaired when there is an indication of significant financial difficulties of the debtor (delinquency in or default on payments occurs, probability of bankruptcy or need for financial reorganisation).

2.15 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in process comprises raw materials, direct labour, other direct costs and related production overheads but exclude borrowing costs. Cost of sales includes the corresponding direct production costs of goods manufactured and services rendered as well as related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

2.16 Property, Plant and Equipment

Property, plant and equipment are initially recognised at cost of purchase or construction and subsequently less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditure that is attributable to the purchase or construction. It includes, for qualifying assets, borrowing costs in accordance with the Group's accounting policy (see Note 2.21), and cost of its dismantlement, removal or restoration, related to the obligation for which an entity incurs as a consequence of installing the asset.

The assets are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

• Buildings and land improvements	40 years
• Machinery and equipment	5-15 years
• Office equipment	3 years
• Motor vehicles	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

The carrying values of plant and equipment are written down to their recoverable amount when the carrying value is greater than their estimated recoverable amount (see Note 2.20).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount with gains being recognised within other operating income and losses being recognised within other operating expense within the income statement.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Subsequent costs such as repairs and maintenance are recognised as expenses as incurred.

2.17 Non-Current Assets Held for Sale

Non-current assets may be a component of an entity, a disposal group or an individual non-current asset. They are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This situation is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

2.18 Leases

Leases of assets are classified as operating leases when substantially all the risks and rewards of ownership of the assets are retained by the lessor. Operating lease payments are charged to the income statement on a straight-line basis over the term of the lease.

When substantially all the risks and rewards of ownership of leased assets are transferred to the Group, the leases of assets are classified as finance leases. They are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as debt. Assets purchased under finance lease are depreciated over the lower of the lease period or useful life of the asset. The interest charge is recognised over the lease term in the line financing costs in the income statement. The Group has no significant finance leases.

2.19 Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions is recognised in the statement of financial position as an intangible asset. Goodwill is tested annually for impairment or more frequently when there are indications of impairment, and carried at cost less accumulated impairment losses. Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign operation are recognised in the local currency at the effective date of the transaction and translated at year-end exchange rates. For the purpose of impairment testing, goodwill is allocated to the cash-generating unit being the Group's reportable operating segments; Fragrance Division and Flavour Division.

Internally generated intangible assets that are directly associated with the development of identifiable software products and systems controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Costs include system licences, external consultancies, and employee costs incurred as a result of developing software as well as overhead expenditure directly attributable to preparing the asset for use. Such intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is on a straight-line basis over the estimated economic useful life of the asset. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in the income statement in the period in which it is incurred. Development costs previously recognised as an expense are not recognised as an asset in subsequent periods.

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Such intangible assets are recognised at cost, being their fair value at the acquisition date, and are classified as intangible assets with finite useful lives. They are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is on a straight-line basis over the estimated economic useful life of the asset.

Other intangible assets such as intellectual property rights (consisting predominantly of know-how being inseparable processes, formulas and recipes) and process-oriented technology are initially recognised at cost and classified as intangible assets with finite useful lives. They are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is on a straight-line basis over the estimated economic useful life of the asset. Internally generated intangible assets, other than those related to software products and systems, are not capitalised. Estimated useful lives of major classes of amortisable assets are as follows:

- Contracts 1.5 years
- Software/ERP system 7 years
- Intellectual property rights 5-20 years
- Process-oriented technology 5-15 years
- Client relationships 15 years

An impairment charge against intangible assets is recognised when the current carrying amount is higher than its recoverable amount, being the higher of the value in use and fair value less costs to sell. An impairment charge against intangible assets is reversed when the current carrying amount is lower than its recoverable amount. Impairment charges on goodwill are not reversed. Gains or losses arising on the disposal of intangible assets are measured as the difference between the net disposal proceeds and the carrying amount with gains being recognised within other operating income and losses being recognised in other operating expense within the income statement.

2.20 Impairment of Long-Lived Assets

Non-financial assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount of a non-financial asset, being the higher of its fair value less cost to sell and its value in use, is less than its carrying amount, then the carrying amount is reduced to the asset's recoverable value. This reduction is recognised as an impairment loss within other operating expense within the income statement. Value in use is determined by using pre-tax-cash flow projections over a five-year period and a terminal value. These are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Intangible assets with indefinite useful lives are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

An impairment loss is reversed if there has been a change in the circumstances used to determine the recoverable amount. A previously recognised impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised.

2.21 Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to prepare for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

2.22 Accounts Payable – Trade and Others

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are carried at amortised cost.

2.23 Debt

The proceeds of straight bonds, of private placements and of debt issued are recognised as the proceeds received, net of transaction costs incurred. Any discount arising from the coupon rate, represented by the difference between the net proceeds and the redemption value, is amortised using the effective interest rate method and charged to interest expense over the life of the bonds or the private placements. Debt is derecognised at redemption date.

The Mandatory Convertible Securities (MCS) instrument issued by the Group is a contract that will be settled by way of a variable number of the Group's own equity instruments and meets the recognition criteria of a financial liability. In addition, this instrument contains a cap and a floor which limits the variable number of shares to be provided to investors. The cap and the floor are considered as closely related and therefore part of the financial liability. The proceeds, net of expenses, of the MCS are accounted for as a non-current liability when the maturity was more than twelve months from the statement of financial position date and has been reclassified as current liability in March 2009 when the maturity was less than twelve months from the statement of financial position date. The debt discount arising from the difference between the net proceeds and the par value is recognised using the effective interest method over the life of the MCS. Both the charge equivalent to the market interest rate and the mandatory conversion feature of the coupon are recognised as separate components in financing costs (see Note 13) in the consolidated income statement. The MCS is derecognised at the time of option exercise or at redemption date.

Debt is classified within current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the statement of financial position date.

2.24 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed regularly and are adjusted where necessary to reflect the current best estimates of the obligation.

Restructuring provisions comprise lease termination penalties, employee termination payments and "make good" provisions. They are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided for in advance.

2.25 Own Equity Instruments

Own equity instruments are own shares and derivatives on own shares. Purchases and sales are accounted for at the settlement date.

Purchases of own shares are recognised at acquisition cost including transaction costs as a deduction from equity. The original cost of acquisition, results from resale and other movements are recognised as changes in equity, net. Treasury shares bought back for the purpose of cancellation are deducted from equity until the shares are cancelled. Treasury shares acquired by the execution of own equity derivatives are recognised at the execution date market price.

The settlement and the contract in derivatives on own shares determine the categorisation of each instrument. When the contract assumes the settlement is made by exchanging a fixed amount of cash for a fixed number of treasury shares, the contract is recognised in equity except for a forward contract to buy and write puts which is recognised as a financial liability. When the contract assumes the settlement either net in cash or net in treasury shares or in the case of option of settlement, the contract is recognised as a derivative. Instruments recognised in equity are recognised at acquisition cost including transaction costs. Instruments recognised as financial liabilities are recognised at the net present value of the strike price of the derivative on own shares with the interest charge recognised over the life of the derivative in the line finance costs of the income statement. They are derecognised when the Group has lost control of the contractual rights of the derivative, with the realised gain or loss recognised in equity. At each statement of financial position date, instruments recognised as derivatives are revalued at fair value based on quoted market prices, with any unrealised gain or loss recognised in the line other financial income (expense), net in the income statement. They are derecognised when the Group has lost control of the contractual rights of the derivatives, with any realised gain or loss recognised in other financial income (expense), net in the income statement.

More detailed information is provided in Note 27 of the consolidated financial statements.

2.26 Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.27 Dividend Distributions

Dividend distributions are recognised in the period in which they are approved by the Group's shareholders.

3. Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

3.1 Critical Accounting Estimates and Assumptions

The key assumptions concerning the future, and other key sources of estimation uncertainty at the statement of financial position date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are for the most part related to:

1) The impairment of goodwill requiring estimations of the value in use of the cash-generating units to which goodwill is allocated (see Note 24)
2) The calculation of the present value of defined benefit obligations requiring financial and demographic assumptions (see Note 7)
3) The determination and provision for income taxes requiring estimated calculations for which the ultimate tax determination is uncertain (see Note 15)
4) The provisions requiring assumptions to determine reliable best estimates (see Note 26)
5) The contingent liabilities assessment (see Note 30)

If, in the future, estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

3.2 Critical Judgment in Applying the Entity's Accounting Policies

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements:

- *Enterprise Resource Planning business transformation:* In 2006 the Group initiated a project to implement a new ERP system to deploy worldwide best in class business processes and implement a harmonised set of data. The project will lead to a business transformation, changing the way the business is currently run in the areas of Finance, Supply Chain and Compliance. The Group has determined that this ERP business transformation will provide future economic benefits to the Group and meets the criterion of an intangible asset (see Note 24). The amount recognised in intangible assets is CHF 215 million (2008: CHF 151 million).
- *Intangible assets:* In the frame of the general deterioration of the economic environment, the Group has assessed whether there is any indication of impairment of its intangible assets. Management has concluded that the current circumstances do not lead to a situation whereby the carrying amount of the intangible assets may not be recoverable.
- *Internal developments on formulas, technologies and products:* The outcome of these developments depends on their final assemblage and application, which varies to meet customer needs, and consequently the future economic benefits of these developments are not certain. Thus the criteria for the recognition as an asset of the internal developments on formulas, technologies and products are generally not met. The expenditures on these activities are recognised as expense in the period in which they have incurred.
- *Available-for-sale financial assets:* In addition to the duration and extent (see accounting policy in Note 2.12) to which the fair value of an investment is less than its cost, the Group evaluates the financial health of and short-term business outlook for the investee, including factors such as industry and sector performance. This judgment may result to impairment charges (see Note 2.20).

4. Financial Risk Management

4.1 Capital Risk Management

The objective of the Group when managing capital is to maintain the ability to continue as a going concern in order to maximise shareholder value through an optimal balance of debt and equity.

In order to maintain or adjust the capital structure, management may increase or decrease leverage by issuing or reimbursing debt, and may propose to adjust the dividend amount, return capital to shareholders, issue new shares and cancel shares through share buy back programmes.

The Group monitors its capital structure on the basis of a leverage ratio, defined as net debt divided by the total equity plus net debt. Net debt is calculated as the total of the consolidated short-term and long-term debt, excluding the Mandatory Convertible Securities (MCS), less cash and cash equivalents. Equity is calculated as total equity attributable to equity holders of the parent, non-controlling interests and the MCS.

The Group entered into several private placements and into a syndicated loan which contain various covenants with externally imposed capital requirements. The Group was in compliance with these requirements as at 31 December 2009.

The leverage ratio as at 31 December was as follows:

in millions of Swiss francs	Note	**2009**	**2008**
Short-term debt (2009: excluding MCS)	25	42	282
Long-term debt (2008: excluding MCS)	25	2,282	2,575
Less: cash and cash equivalents	18	(825)	(419)
Net Debt		**1,499**	**2,438**
Total equity attributable to equity holders of the parent		2,805	2,087
Mandatory Convertible Securities	25	749	744
Non-controlling interests	16	7	6
Equity (including MCS)		**3,561**	**2,837**
Net Debt and Equity		**5,060**	**5,275**
Leverage ratio		**30%**	**46%**

The leverage ratio decreased to 30% in 2009 from 46% in 2008. Strong cash flow from operations, as well as funds raised from the rights issue, reduced the net debt (excluding MCS) of the Group to CHF 1,499 million in 2009 from CHF 2,438 million in 2008. Given the current economic climate, the Group has revised its medium term leverage ratio to approximately 25%.

4.2 Financial Risk Management

The Group Treasury function monitors and manages financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risk. These risks include market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. To manage the interest rate and currency risk arising from the Group's operations and its sources of finance, the Group enters into derivative transactions, primarily interest rate swaps, forward currency contracts and options.

Risk management is carried out by Group Treasury under the risk management policies approved by the Board of Directors. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Group generally enters into financial derivative transactions to hedge underlying business related exposures.

Categories of financial instruments

The accounting policies for financial instruments have been applied to the line items below:

2009 *in millions of Swiss francs*	Note	Loans and receivables	Derivatives at fair value through the income statement	Derivatives used for hedge accounting	Available-for-sale	Other financial liabilities	Total
Current assets							
Available-for-sale financial assets	19				18		18
Accounts receivable – trade	20	685					685
Derivative financial instruments	4.3		35				35
Cash and cash equivalents	18	825					825
Other current assets [a]		73					73
Non-current assets							
Available-for-sale financial assets	19				87		87
Total assets as at 31 December		**1,583**	**35**		**105**		**1,723**
Current liabilities							
Short-term debt	25					791	791
Derivative financial instruments	4.3		29				29
Accounts payable and others		294					294
Non-current liabilities							
Long-term debt	25					2,282	2,282
Derivative financial instruments [b]	4.3		2	52			54
Liabilities as at 31 December		**294**	**31**	**52**		**3,073**	**3,450**

a) Other current assets consist of other receivables non trade.

b) Derivatives qualified as hedge accounting on non-current transactions are classified and presented as non-current assets or liabilities (see Note 2.13).

2008 *in millions of Swiss francs*	Note	Loans and receivables	Derivatives at fair value through the income statement	Derivatives used for hedge accounting	Available-for-sale	Other financial liabilities	Total
Current assets							
Available-for-sale financial assets	19				91		91
Accounts receivable – trade	20	664					664
Derivative financial instruments	4.3		121				121
Cash and cash equivalents	18	419					419
Other current assets [a]		67					67
Non-current assets							
Available-for-sale financial assets	19				115		115
Total assets as at 31 December		**1,150**	**121**		**206**		**1,477**
Current liabilities							
Short-term debt	25					282	282
Derivative financial instruments	4.3		86	10			96
Accounts payable and others		314					314
Non-current liabilities							
Long-term debt	25					3,319	3,319
Derivative financial instruments [b]	4.3		14	43			57
Liabilities as at 31 December		**314**	**100**	**53**		**3,601**	**4,068**

a) Other current assets consist of other receivables non trade.

b) Derivatives qualified as hedge accounting on non-current transactions are classified and presented as non-current assets or liabilities (see Note 2.13).

Except where mentioned in the relevant notes, the carrying amount of each class of financial assets and liabilities disclosed in the above tables approximates the fair value. The fair value of each class of financial assets and liabilities, except loans and receivables, are determined by reference to published price quotations and are estimated based on valuation techniques using the quoted market prices. These valuation techniques include a Monte Carlo simulation model which considers various price scenarios and forward curves. Given the nature of the Group's accounts receivable – trade items the carrying value is equivalent to the fair value.

4.2.1 Market Risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates, interest rates and commodity prices. The Group enters into a number of derivative financial instruments to manage its exposure as follows:

- Currency derivatives including forward foreign exchange contracts and options to hedge the exchange rate risk
- Interest rate swaps to mitigate the risk of interest rate increases
- Commodity swaps to mitigate the risk of raw material price increases

4.2.2 Foreign Exchange Risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The following table summarises the quantitative data about the Group's exposure to the foreign currency risk in the currency pairs the Group has significant exposure at the statement of financial position date:

Currency exposure 2009 CCY1/CCY2[a]

in millions of Swiss francs	EUR/CHF	USD/CHF	GBP/EUR	GBP/CHF	GBP/USD	EUR/USD
Currency exposure without hedge[b]	+590	+102	-30	+137	-7	-73
Hedged amount	-598	-178	+29	-139	+4	+49
Currency exposure including hedge	-8	-76	-1	-2	-3	-24

Currency exposure 2008 CCY1/CCY2[a]

in millions of Swiss francs	EUR/CHF	USD/CHF	GBP/EUR	GBP/CHF	GBP/USD	EUR/USD
Currency exposure without hedge[b]	+407	+142	-34	+128	-14	-11
Hedged amount	-442	-114	+29	-92	+7	+13
Currency exposure including hedge	-35	+28	-5	+36	-7	+2

a) CCY = currency

b) + long position; - short position

In the exposure calculations the intra Group positions are included.

The following table summarises the Group's sensitivity to transactional currency exposures of the main currencies at 31 December. The sensitivity analysis is disclosed for each currency pair to which the Group entities have significant exposure.

The sensitivity is based on the Group's exposure at the statement of financial position date based on assumptions deemed reasonable by management, showing the impact on income before tax. To determine the reasonable change, management uses historical volatilities of the following currency pairs:

Currency risks 2009 in CCY1/CCY2[a]

in millions of Swiss francs	EUR/CHF	USD/CHF	GBP/EUR	GBP/CHF	GBP/USD	EUR/USD
Reasonable shift	12%	18%	15%	20%	20%	18%
Impact on income statement if CCY1 strengthens against CCY2	(1)	(14)	0	0	(1)	(4)
Impact on income statement if CCY1 weakens against CCY2	1	14	0	0	1	4

Currency risks 2008 in CCY1/CCY2[a]

in millions of Swiss francs	EUR/CHF	USD/CHF	GBP/EUR	GBP/CHF	GBP/USD	EUR/USD
Reasonable shift	12%	18%	15%	20%	20%	18%
Impact on income statement if CCY1 strengthens against CCY2	(4)	5	(1)	7	(1)	0
Impact on income statement if CCY1 weakens against CCY2	4	(5)	1	(7)	1	0

a) CCY = currency

Group Treasury monitors the exposures on a regular basis and takes appropriate actions. The Group has set currency limits for the current exposure of each individual affiliate and has set limits for the forecasted transactions in each foreign currency. In addition, Group Treasury regularly calculates the risk sensitivities per currency by applying a 5% movement or increments thereof.

It is the Group's policy to enter into derivative transactions to hedge current and forecasted foreign currency transactions. While these are hedges related to underlying business transactions, the Group generally does not apply hedge accounting to foreign currency transactions.

4.2.3 Interest Rate Risk

The Group is exposed to fair value and cash flow interest rate risks. The Group is exposed to cash flow interest rate risk where the Group invests or borrows funds with floating rates. In addition, the Group is exposed to fair value interest rate risks where the Group invests or borrows with fixed rates. For the hedges related to interest rate risk please refer to Note 25.

The following tables shows the sensitivity of the Group to variable rate loans and to interest rate derivatives to interest rate changes:

As at 31 December *in millions of Swiss francs*	**2009** **CHF interest rate**	**2008** **CHF interest rate**
Reasonable shift	150 basis points increase / 50 basis points decrease	150 basis points increase / 50 basis points decrease
Impact on income statement if interest rate increases	2	(3)
Impact on income statement if interest rate decreases	(1)	1
Impact on equity if interest rate increases	59	51
Impact on equity if interest rate decreases	(21)	(17)

The sensitivity is based on the Group's exposure at the statement of financial position date using assumptions which have been deemed reasonable by management showing the impact on the income before tax and equity.

The risk is managed by the Group by maintaining an appropriate mix of fixed and floating rate borrowings, through the use of interest rate swap contracts and forward interest rate contracts. Hedging activities are regularly evaluated to align interest rate views and defined risk limits. Hedging strategies are applied, by either positioning the statement of financial position or protecting interest expense through different interest cycles. In addition, Group Treasury regularly calculates the sensitivity to a 1% change in interest rates.

In order to protect against the increase of interest rates related to the financing of the acquisition of the Quest International business, the Group has entered into a number of interest rate swaps, whereby it pays fixed and receives floating interest rate until the final maturity of the syndicated loan (see Note 25).

In order to hedge the series of interest payments resulting from the 5-year syndicated loan, Givaudan SA entered into a 5-year interest rate swap transaction, changing the LIBOR 6-month floating rate into a fixed rate. The total amount of the hedged transactions as at 31 December 2009 is CHF 900 million (2008: CHF 1,100 million). In June 2009 the Group reimbursed CHF 400 million of the syndicated loan. In order to adjust the hedging amount, the Group closed a CHF 200 million interest rate swap resulting in a charge of CHF 11.6 million to the consolidated income statement.

The Group has designated the above transaction as a cash flow hedge. The cash flow hedge was effective during the year.

In December 2007, the Group entered into a basis swap deal, changing the LIBOR 6-month floating rate into a LIBOR 1-month floating rate for a nominal value of CHF 1,100 million (2008: CHF 1,100 million). The Group received an upfront of CHF 2.8 million for this transaction. As a result of this transaction Givaudan SA has changed the basis of syndicated loan borrowing from 6-month to 1-month. The economic result of these transactions is that Givaudan SA pays an average fixed rate of 2.82% (2008: 2.84%) for the CHF 900 million (2008: CHF 1,100 million) tranche of the syndicated loan.

In order to protect against future increases of the current CHF interest rates and to fix the interest rates of highly probable future debt issuances, the Group has entered into several forward starting interest rate swaps starting in 2011 (CHF 200 million with average rate 2.69%) and in 2012 (CHF 300 million with average rate of 2.65%) with five-year maturity. The Group has designated these transactions as cash flow hedges. The cash flow hedges were effective during the year.

4.2.4 Price Risk

Other price risk arises on financial instruments because of changes in equity prices or on raw material purchase prices because of changes in commodity prices.

The Group is exposed to equity securities price risk due to investments held by the Group and classified on the consolidated statement of financial position as available-for-sale. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits approved by the Board of Directors. The Group measures the aggregate sensitivity of the Group's financial instruments to pre-defined stock market scenarios. After having calculated the price (shares) exposure of each equity-related position, the revaluation effect of a sudden movement of stock markets of +/-10% for each product is calculated.

The Group holds its own shares to cover future expected obligations under the various share-based payment schemes.

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to equity price risks at the reporting date.

The Group's equity portfolio is composed primarily of Swiss and US shares. The benchmark for the reasonable change is the SMI index historical volatility (20% for the last three years) and an average of historical volatility of US indexes (20% for the last three years). If equity prices had been 20% higher/lower, the total value would have increased or decreased by CHF 10 million (2008: CHF 18 million applying 20% change for Swiss and for US shares), with this movement being recognised in equity.

The Group purchases some essential raw materials from suppliers at floating prices that are influenced by crude oil price movements. In order to hedge against the variation of raw material prices, the Group has entered into commodity swap transactions in 2008, where the raw material price depended on the movement of crude oil prices. The swaps were valid for the year 2009 and as a result of the hedge transactions the Group has paid fixed prices for the hedged raw materials. The Group has designated the above transactions as a cash flow hedge. The cash flow hedges were effective during the year. Most of the raw material hedges were realised, and related inventories sold during 2009. There is no significant financial balance of the hedge at 31 December 2009.

4.2.5 Credit Risk

Credit risk is managed by the Group's affiliates and controlled on a Group basis. Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet its obligations, causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and account monitoring procedures.

Generally, there is no significant concentration of trade receivables or commercial counter-party credit risk, due to the large number of customers that the Group deals with and their wide geographical spread with the exception of one single external customer that generates revenues, mainly attributable to the Fragrance Division, of approximately CHF 419 million (2008: CHF 436 million). Country and credit risk limits and exposures are continuously monitored.

Except as detailed in the following table, the carrying amount of financial assets recognised in the financial statements which is net of impairment losses, represents the Group's maximum exposure to credit risk.

The Group is exposed to credit risk on liquid funds, derivatives and monetary available-for-sale financial assets. Most of the credit exposures of the above positions are against financial institutions with high credit-ratings.

The following table presents the Group's credit risk exposure to individual financial institutions:

	Rating 31 Dec 2009	2009	2008
Bank A	A+	+185	+129
Bank B	A+	+117	
Bank C	A	+111	
Bank D	A+	+105	+78
Bank E	A	+104	+27
Bank F	AA	+88	+47
Bank G	A+	+33	+21

4.2.6 Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funds through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed and uncommitted credit lines.

Group Treasury monitors and manages cash at the Group level and defines the maximum cash level at affiliate level. If necessary, inter-company loans within the Group provide for short-term cash needs; excess local cash is repatriated in the most appropriate manner.

The following table analyses the Group's remaining contractual maturity for financial liabilities and derivative financial instruments. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group is obliged to pay. The table includes both interest and principal cash flows:

2009					
in millions of Swiss francs	**Up to 6 months**	**6 – 12 months**	**1 – 5 years**	**Over 5 years**	**Total**
Short-term debt (excluding bank overdraft)	(74)				(74)
Accounts payable and others	(294)				(294)
Net settled derivative financial instruments	(11)	(9)	(35)	1	(54)
Gross settled derivative financial instruments – outflows	(1,372)				(1,372)
Gross settled derivative financial instruments – inflows	1,377				1,377
Long-term debt	(32)	(27)	(2,337)	(115)	(2,511)
Balance as at 31 December	**(406)**	**(36)**	**(2,372)**	**(114)**	**(2,928)**

2008					
in millions of Swiss francs	**Up to 6 months**	**6 – 12 months**	**1 – 5 years**	**Over 5 years**	**Total**
Short-term debt (excluding bank overdraft)	(245)				(245)
Accounts payable and others	(314)				(314)
Net settled derivative financial instruments	(11)	(12)	(37)		(60)
Gross settled derivative financial instruments – outflows	(981)				(981)
Gross settled derivative financial instruments – inflows	1,012				1,012
Long-term debt	(67)	(31)	(2,571)	(258)	(2,927)
Balance as at 31 December	**(606)**	**(43)**	**(2,608)**	**(258)**	**(3,515)**

4.3 Fair Value Measurements Recognised in the Statement of Financial Position

The following table present the Group's assets and liabilities that are measured subsequent to initial recognition at fair value at 31 December 2009, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

- *Level 1* fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
- *Level 2* fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
- *Level 3* fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

2009					
in millions of Swiss francs	Note	**Level 1**	**Level 2**	**Level 3**	**Total**
Financial assets at fair value through income statement					
Forward foreign exchange contracts			35		35
Available-for-sale financial assets					
Equity securities	19	16	39		55
Debt securities	19	8	42		50
Total assets		**24**	**116**		**140**
Financial liabilities at fair value through income statement					
Forward foreign exchange contracts			29		29
Swaps (hedge accounting)			52		52
Basis swap			2		2
Total liabilities			**83**		**83**

There was no transfer between Level 1 and 2 in the period. The Group did not carry out any transactions on level 3 type assets during 2009, nor did it have any assets in this category at 31 December 2009.

5. Acquisitions and Divestments

Quest acquisition

Separate information on the Quest and Givaudan profitability after 2 March 2007 cannot be provided due to the rapid integration of both organisations. The integration of Givaudan and Quest involved all aspects of the business activities such as commercial development, manufacturing, commercial, finance and IT; thus rendering the separate disclosure of the activities impracticable.

Details of net assets acquired and goodwill are as follows:

in million Swiss francs	2007	2008 adjustments	Total
Cash paid	2,801		2,801
Acquisition related direct costs	20		20
Total cash paid	**2,821**		**2,821**
Purchase price adjustment	58	(53)	5
Total cash consideration	**2,879**	**(53)**	**2,826**
Assumed debt	(255)		(255)
Total purchase cost	**2,624**	**(53)**	**2,571**
Cash in subsidiaries acquired	64		64
Fair value of net identifiable assets acquired	1,209	-	1,209
Net assets acquired	**1,273**	**-**	**1,273**
Goodwill	**1,351**	**(53)**	**1,298**

As required by IFRS 3, comparative information was adjusted to reflect the final accounting for the Quest International acquisition for the following elements:

Purchase price adjustment

Imperial Chemical Industries PLC (ICI) contributes to pension adjustments as per the agreement between Givaudan and ICI to acquire Quest International and these adjustments change the total cash consideration. Such adjustments were not incorporated in the initial purchase price allocation as they could not be measured reliably. The total adjustment to the cost of combination amounted to CHF 53 million during 2008.

Fair value of net identifiable assets acquired

The final allocation of the Quest related intangible assets amongst subsidiaries with different fiscal jurisdictions occurred after the 31 December 2007 and within the 12 months of the date of acquisition. This resulted in a decrease of CHF 28 million in deferred tax liability.

The finalisation of the fair value of certain pension plans resulted in an increase of CHF 40 million of the pension liability and a decrease of CHF 12 million in deferred tax liability.

Goodwill

The changes in the purchase price adjustment and in the fair value of the net identifiable assets acquired have modified the goodwill accordingly:

2008 *in millions of Swiss francs*	Preliminary value	Purchase price adjustments	Intangible assets adjustments	Pension adjustments	Final
Total purchase cost	2,624	(53)			2,571
Fair value of net identifiable assets acquired	1,273		(28)	28	1,273
Goodwill	**1,351**	**(53)**	**28**	**(28)**	**1,298**

Divestments

On 14 February 2008, Givaudan sold its St. Louis (USA) based food ingredient business and manufacturing facility to Performance Chemicals & Ingredients Company (PCI) for an undisclosed amount. The facility produces flavour bases and fruit preparations used by dairy companies in the production of ice cream. The divestiture does not include the vanilla extract and flavour business which will continue to be a part of the Givaudan product portfolio.

The sale of this facility and business is consistent with Givaudan's strategy to focus on high value adding flavours and is part of its ongoing product streamlining. In 2008, the divested business had sales of CHF 5 million.

No acquisition or disposal occurred in 2009.

6. Segment Information

Management has determined the operating segments based on the reports reviewed by the Executive Committee that are used to allocate resources to the segments and to assess their performance. The Executive Committee considers the business from a divisional perspective:

Fragrances Manufacture and sale of fragrances into three global business units: Fine Fragrances, Consumer Products and Fragrance Ingredients, and

Flavours Manufacture and sale of flavours into four business units: Beverages, Dairy, Savoury and Sweet Goods.

The performance of the operating segments is based on a measure of the operating income at comparable basis. This measure is computed as the operating income adjusted for non-recurrent items.

Business segments

		Fragrances		Flavours		Group	
in millions of Swiss francs	Note	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Segment sales		1,824	1,909	2,138	2,192	3,962	4,101
Less inter segment sales [a]		-	(11)	(3)	(3)	(3)	(14)
Segment sales to third parties	2.6	**1,824**	**1,898**	**2,135**	**2,189**	**3,959**	**4,087**
Operating income at comparable basis		**228**	**230**	**297**	**256**	**525**	**486**
as % of sales		*12.5%*	*12.1%*	*13.9%*	*11.7%*	*13.3%*	*11.9%*
Depreciation	23	(59)	(61)	(60)	(62)	(119)	(123)
Amortisation	24	(83)	(108)	(93)	(124)	(176)	(232)
Impairment of long-lived assets	23	-	(26)	(3)	(5)	(3)	(31)
Share of loss of jointly controlled entities	9	(1)	(1)			(1)	(1)
Additions to restructuring provisions	26	26	40	11	13	37	53
Reversal of unused restructuring provisions	26	(2)	(2)	(1)	-	(3)	(2)
Segment assets [b]		2,362	2,431	3,419	3,554	5,781	5,985
Unallocated assets [c]						1,302	1,012
Consolidated total assets						**7,083**	**6,997**
Segment liabilities [b]		(69)	(76)	(74)	(99)	(143)	(175)
Unallocated liabilities [c]						(4,128)	(4,729)
Consolidated total liabilities						**(4,271)**	**(4,904)**
Non-current assets held for sale	22	6		6		12	
Investment in jointly controlled entities	9	6	8			6	8
Acquisition of property, plant and equipment	23	50	119	45	75	95	194
Acquisition of intangible assets	24	31	37	33	39	64	76
Capital expenditures		**81**	**156**	**78**	**114**	**159**	**270**

a) *Transfer prices for inter-divisional sales are set on an arm's length basis.*

b) *Segment assets consist of investment in jointly controlled entities, property, plant and equipment, intangible assets, inventories and trade receivables. Segment liabilities consist of trade accounts payable and notes payable.*

c) *Unallocated assets and liabilities mainly include current and deferred income tax balances, post-employment benefit assets and liabilities, and financial assets and liabilities, principally cash, investments and debt.*

The amounts by division provided to the Executive Committee are measured in a consistent manner in terms of accounting policies with the consolidated financial statements.

Reconciliation table to Group's operating income

in millions of Swiss francs	Fragrances		Flavours		Group	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Operating income at comparable basis	**228**	**230**	**297**	**256**	**525**	**486**
Integration and restructuring costs	(37)	(51)	(25)	(25)	(62)	(76)
Impairment of long-lived assets	-	(26)	(3)	(5)	(3)	(31)
Operating income	**191**	**153**	**269**	**226**	**460**	**379**
as % of sales	*10.5%*	*8.1%*	*12.6%*	*10.3%*	*11.6%*	*9.3%*
Financing costs					(142)	(153)
Other financial income (expense), net					(51)	(71)
Income before taxes					**267**	**155**
as % of sales					*6.7%*	*3.8%*

Entity-wide disclosures

The breakdown of revenues from the major group of similar products is as follows:

in millions of Swiss francs	**2009**	**2008**
Fragrance Division		
Fragrance Compounds	1,576	1,647
Fragrance Ingredients	248	251
Flavour Division		
Flavour Compounds	2,135	2,189
Total revenues	**3,959**	**4,087**

The Group operates in five geographical areas; Switzerland (country of domicile), Europe, Africa & Middle-East, North America, Latin America, and Asia Pacific.

in millions of Swiss francs	Segment sales[a]		Non-current assets[b]	
	2009	**2008**	**2009**	**2008**
Switzerland	50	48	959	976
Europe	1,311	1,449	1,756	1,839
Africa, Middle-East	279	270	92	85
North America	944	1,003	1,056	1,109
Latin America	459	453	179	158
Asia Pacific	916	864	415	410
Total geographical segments	**3,959**	**4,087**	**4,457**	**4,577**

a) Segment sales are revenues from external customers and are shown by destination.

b) Non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets. They consist of property, plant and equipment, intangible assets, and investments in jointly controlled entities.

Revenues of approximately CHF 419 million (2008: CHF 436 million) are derived from a single external customer. These revenues are mainly attributable to the Fragrance Division.

7. Employee Benefits

The following amounts related to employee remuneration and benefits are included in determining operating income:

in millions of Swiss francs	2009	2008
Wages and salaries	714	791
Social security costs	91	108
Post-employment benefits: defined benefit plans	64	36
Post-employment benefits: defined contribution plans	15	14
Equity-settled instruments	11	13
Cash-settled instruments	(1)	(17)
Other employee benefits	70	65
Total employees' remuneration	**964**	**1,010**

Defined benefits plans

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries. The most significant plans are held in Switzerland, USA, the Netherlands and United Kingdom.

The amounts recognised in the consolidated income statement are as follows:

	Defined benefit plans		Non-pension post-employment plans	
in millions of Swiss francs	2009	2008	2009	2008
Current service cost	44	46	2	2
Interest cost	68	69	5	5
Expected return on plan assets	(68)	(83)		
Effect of settlement	3	(1)		
Effect on amount not recognised as an asset	-	-		
Termination benefits		3		
Recognition of past service cost				(5)
Net actuarial (gains) losses recognised	9	(1)	1	1
Total included in employees' remuneration	**56**	**33**	**8**	**3**

Non-pension post-employment benefits consist primarily of post-retirement healthcare and life insurance schemes, principally in the USA.

The amounts recognised in the statement of financial position are as follows:

	Defined benefit plans		Non-pension post-employment plans	
in millions of Swiss francs	2009	2008	2009	2008
Funded obligations				
Present value of funded obligations	(1,537)	(1,385)	(8)	(8)
Fair value of plan assets	1,382	1,159	1	1
Net present value of funded obligations	**(155)**	**(226)**	**(7)**	**(7)**
Amount not recognised as an asset	-	(2)		
Unrecognised actuarial (gains) losses	200	213	(3)	(3)
Recognised asset (liability) for funded obligations, net	**45**	**(15)**	**(10)**	**(10)**
Unfunded obligations				
Present value of unfunded obligations	(51)	(46)	(69)	(69)
Unrecognised actuarial (gains) losses	11	7	11	13
Recognised (liability) for unfunded obligations	**(40)**	**(39)**	**(58)**	**(56)**
Total defined benefit asset (liability)	**5**	**(54)**	**(68)**	**(66)**
Deficit recognised as liabilities for post-employment benefits	(66)	(93)	(68)	(66)
Surplus recognised as part of other long-term assets	71	39		
Total net asset (liability) recognised	**5**	**(54)**	**(68)**	**(66)**

Amounts recognised in the statement of financial position for post-employment defined benefit plans are predominantly non-current. The non-current portion is reported as non-current assets and non-current liabilities. The current portion is reported as current liabilities within provisions.

Changes in the present value of the defined benefit obligation are as follows:

	Defined benefit plans		Non-pension post-employment plans	
in millions of Swiss francs	**2009**	**2008**	**2009**	**2008**
Balance as at 1 January	**1,431**	**1,550**	**77**	**89**
Net current service cost	44	46	2	2
Interest cost	68	69	5	5
Employee contributions	9	9	1	-
Benefit payment	(73)	(59)	(4)	(5)
Effect of settlement		(2)		
Termination benefits		3		
Actuarial (gains) losses	108	(75)	(1)	(2)
Past service cost				(5)
Currency translation effects	1	(110)	(3)	(7)
Balance as at 31 December	**1,588**	**1,431**	**77**	**77**

The effect of a 1.0% movement in the assumed medical cost trend rate is as follows:

in millions of Swiss francs	Increase	Decrease
Effect on the aggregate of the current service cost and interest cost	-	-
Effect on the defined benefit obligation	3	3

Changes in the fair value of the plan assets are as follows:

	Defined benefit plans		Non-pension post-employment plans	
in millions of Swiss francs	**2009**	**2008**	**2009**	**2008**
Balance as at 1 January	**1,159**	**1,438**	**1**	**1**
Expected return on plan assets	68	83		
Actuarial gains (losses)	105	(269)	-	
Employer contributions	115	62	3	5
Employee contributions	9	9	1	-
Benefit payment	(73)	(59)	(4)	(5)
Effect of settlement	(4)	(2)		
Termination benefits		3		
Currency translation effects	3	(106)		
Balance as at 31 December	**1,382**	**1,159**	**1**	**1**

The actual return on plan assets is a gain of CHF 173 million (2008: loss of CHF 186 million).

The plan assets do not include Givaudan registered shares. They do not include any property occupied by, or other assets used by, the Group:

in millions of Swiss francs	2009		2008	
Debt	478	35%	550	47%
Equity	587	42%	348	30%
Property	176	13%	149	13%
Other	142	10%	113	10%
Total	**1,383**	**100%**	**1,160**	**100%**

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the statement of financial position date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31 December 2010 are CHF 68 million.

As at 31 December				
in millions of Swiss francs	**2009**	**2008**	**2007[a]**	**2006**
Present value of defined benefit obligation	1,665	1,508	1,639	1,289
Fair value of plan asset	1,383	1,160	1,439	1,060
Deficit / (surplus)	**282**	**348**	**200**	**229**
Experience adjustments on plan liabilities	1	22	2	6
Experience adjustments on plan assets	105	(269)	(12)	(3)

a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 5 of this financial report).

In accordance with the transitional provisions for the amendments to IAS 19 Employee Benefits in December 2004, the disclosures above are determined prospectively from the 2006 reporting period.

The Group operates defined benefit plans in many countries for which the actuarial assumptions vary based on local economic and social conditions. The assumptions used in the actuarial valuations of the most significant defined benefit plans, in countries with stable currencies and interest rates, were as follows:

Weighted percentage	**2009**	**2008**
Discount rates	4.6%	4.9%
Projected rates of remuneration growth	2.8%	2.7%
Expected rates of return on plan assets	5.9%	5.7%
Healthcare cost trend rate	5.4%	4.9%

The overall discount rate and the overall projected rates of remuneration growth are calculated by weighting the individual rates in accordance with the defined benefit obligation of the plans. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices published by the respective stock exchange of each country where assets are managed. The overall expected rate of return is calculated by weighting the individual rates in accordance with the assets allocation of the plans.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the most important countries are based on the following post-retirement mortality tables:

(i) *Switzerland: EVK2000*
(ii) *United States of America: RP2000*
(iii) *United Kingdom: PA2000*
(iv) *Netherlands: GB2005G*

Allowance for future improvements in mortality have been allowed for as appropriate in each country. In Switzerland a provision of 4% of the computed pension liabilities has been included. In the USA the published rates have been projected in accordance with the AA scale as required by local funding rules. In the UK the base rates have been projected in accordance with the long cohort with a 1% minimum underpin. In the Netherlands the generational rates have been employed.

8. Share-Based Payments

Performance share plan

Performance shares shown in the table below have been granted in 2008. No further plan was granted after 2008. These performance shares are converted into tradable and transferable shares of Givaudan S.A. after the vesting period, subject to performance conditions. The performance metric is the comparison of the business plan to the actual cumulative cash flow. Participation in this plan is mandatory:

Year of grant	**Commencing date**	**Vesting date**	**Number of shares expected to be delivered at vesting date 31 Dec 2009**	**Weighted average fair value (CHF)**	**Number of shares expected to be delivered at vesting date 31 Dec 2008**	**Weighted average fair value (CHF)**
2008	1 Jan 2008	31 Dec 2012	18,005	889.3	27,700	889.3

The cost of the equity-settled instruments of CHF 2 million (2008: CHF 5 million) has been expensed in the consolidated income statement.

Equity-settled instruments related to share options

Share options shown in the table below have been granted on a yearly basis. These options are tradable and transferable after the vesting period. Participation in these plans is mandatory.

Share options outstanding at the end of the year have the following terms:

Year of grant	Maturity date	Vesting date	Strike price[a] (CHF)	Ratio[a] (option: share)	Option value at grant date (CHF)	Number of options 2009	Number of options 2008
2004	18 Mar 2009	18 Mar 2006	656.4	10:1	10.87		31,300
2005	21 Mar 2010	21 Mar 2007	772.5	9.6:1	10.74	60,650	223,650
2006	7 Mar 2011	6 Mar 2008	1,007.6	9.6:1	12.07	374,600	419,850
2007	5 Mar 2012	5 Mar 2009	1,199.5	9.6:1	14.18	555,000	595,200
2008	4 Mar 2013	4 Mar 2010	1,113.6	12.5:1	14.23	587,800	598,800
2009	3 Mar 2014	3 Mar 2011	700.5	8.6:1	14.98	427,150	

a) Strike price and ratios of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends, and in 2009, subsequent to the share capital increase related to the rights issue.

The cost of these equity-settled instruments of CHF 8 million (2008: CHF 8 million) has been expensed in the consolidated income statement.

Movements in the number of share options outstanding, expressed in equivalent shares, are as follows:

Number of options expressed in equivalent shares	2009	Weighted average exercised price (CHF)	2008	Weighted average exercised price (CHF)
As at 1 January	**173,062**	**1,113.0**	**144,510**	**1,056.5**
Effect of the change in ratios subsequent to the share capital increase related to the rights issue	7,150	(44.5)		
Granted	49,458	700.5	47,332	1,161.9
Sold	(28,708)	857.4	(17,960)	823.8
Lapsed/cancelled	(1,194)	1,087.5	(820)	1,130.6
As at 31 December	**199,768**	**1,019.1**	**173,062**	**1,113.0**

Of the 199,768 outstanding options expressed in equivalent shares (2008: 173,062), 103,192 options (2008: 67,480) were exercisable. For these plans, the Group has at its disposal either treasury shares or conditional share capital up to an amount of CHF 1,618,200, representing 161,820 registered shares with a par value of CHF 10 per share. When held or sold, an option does not give rights to receive a dividend nor to vote.

Equity-settled instruments related to restricted shares

Restricted shares shown in the table below have been granted on a yearly basis. These shares are tradable and transferable after the vesting period. Participation in these plans is mandatory.

Restricted shares outstanding at the end of the year have the following terms:

Year of grant	Maturity date	Vesting date	Restricted share at grant date (CHF)	Number of restricted share 2009	Number of restricted share 2008
2009	3 Mar 2014	3 Mar 2012	654.5	6,232	nil

Of the 6,232 outstanding restricted shares (2008: nil), no share (2008: none) were deliverable. The cost of these equity-settled instruments of CHF 1 million (2008: nil) has been expensed in the consolidated income statement.

Movements in the number of restricted shares outstanding are as follows:

Number of restricted shares	2009	2008
As at 1 January		
Granted	6,258	
Sold		
Lapsed/cancelled	(26)	
As at 31 December	**6,232**	

For this plan, the Group has at its disposal treasury shares.

Cash-settled instruments related to shares options

Options rights shown in the table below have been granted on a yearly basis. These rights are not tradable and transferable after the vesting period. Participation in these plans is mandatory.

Year of grant	Maturity date	Vesting date	Strike price a (CHF)	Ratio a (option: share)	Option value at grant date (CHF)	Number of options 2009	Number of options 2008
2004	18 Mar 2009	18 Mar 2006	656.4	10:1	10.87		18,400
2005	21 Mar 2010	21 Mar 2007	772.5	9.6:1	10.74	83,300	248,740
2006	7 Mar 2011	6 Mar 2008	1,007.6	9.6:1	12.07	476,700	488,700
2007	5 Mar 2012	5 Mar 2009	1,199.5	9.6:1	14.18	604,400	630,400
2008	4 Mar 2013	4 Mar 2010	1,113.6	12.5:1	14.23	589,900	593,900
2009	3 Mar 2014	3 Mar 2011	700.5	8.6:1	14.98	420,100	

a) Strike price and ratios of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends, and in 2009, subsequent to the share capital increase related to the rights issue.

The change of the fair value and the executions of these cash-settled instruments resulted to a credit of CHF 2 million (2008: credit of CHF 17 million) in the consolidated income statement. The liability element of the cash-settled instruments of CHF 7 million (2008: CHF 12 million) has been recognised in the statement of financial position.

Movements in the number of options rights outstanding, expressed in equivalent shares, are as follows:

Number of options expressed in equivalent shares	2009	Weighted average exercised price (CHF)	2008	Weighted average exercised price (CHF)
As at 1 January	**184,308**	**1,112.2**	**162,979**	**1,045.0**
Effect of the change in ratios subsequent to the share capital increase related to the rights issue	7,679	(44.7)		
Granted	49,151	703.6	50,462	1,166.3
Exercised	(23,353)	827.9	(23,875)	796.6
Lapsed/cancelled	(517)	1,044.4	(5,258)	1,122.5
As at 31 December	**217,268**	**1,021.2**	**184,308**	**1,112.2**

Of the 217,268 outstanding options expressed in equivalent shares (2008: 184,308), 121,340 options (2008: 75,584) were exercisable. The Group has at its disposal treasury shares to finance these plans. When held or sold, an option right does not give rights to receive a dividend nor to vote.

Cash-settled instruments related to restricted shares

Options rights shown in the table below have been granted on a yearly basis. These rights are not tradable and transferable after the vesting period. Participation in these plans is mandatory.

Year of grant	Maturity date	Vesting date	Restricted share at grant date (CHF)	Number of restricted share 2009	Number of restricted share 2008
2009	3 Mar 2014	3 Mar 2012	682.0	3,348	

The change of the fair value and the executions of these cash-settled instruments resulted to a debit of CHF 1 million (2008: nil) in the consolidated income statement. The liability element of these cash-settled instruments of CHF 1 million (2008: nil) has been recognised in the statement of financial position.

Movements in the number of restricted shares outstanding are as follows:

Number of restricted shares	2009	2008
As at 1 January		
Granted	3,348	
Exercised		
Lapsed/cancelled		
As at 31 December	**3,348**	

The Group has at its disposal treasury shares to finance this plan. When held or sold, an option right does not give rights to receive a dividend nor to vote.

9. Jointly Controlled Entities

Name of joint venture	Principal activity	Country of incorporation	Ownership interest
TecnoScent	Olfactory receptor research	Belgium	50%

Summarised financial information in respect of the Group's joint venture is set out below. The following net assets represent 100% of the jointly controlled entity:

As at 31 December		
in millions of Swiss francs	**2009**	**2008**
Current assets	5	8
Non-current assets	12	13
Current liabilities	(2)	(2)
Non-current liabilities	(2)	(3)
Total net assets of joint venture	**13**	**16**

in millions of Swiss francs	**2009**	**2008**
Income	-	-
Expenses	3	2

10. Other Operating Income

in millions of Swiss francs	**2009**	**2008**
Gains on fixed assets disposal	1	2
Interest on accounts receivable-trade	1	2
Royalty income	1	1
Other income	6	7
Total other operating income	**9**	**12**

11. Other Operating Expense

in millions of Swiss francs	**2009**	**2008**
Restructuring expenses		1
Impairment of long lived assets	3	31
Losses on fixed assets disposals	3	5
Business related information management project costs	10	9
Quest integration expenses	62	77
Other business taxes	9	9
Other expenses	6	18
Total other operating expense	**93**	**150**

In the year ended 31 December 2009, the Group incurred significant expenses in connection with the combination with Quest International. Integration related charges of CHF 62 million (2008: CHF 77 million) and assets impairment of CHF 3 million (2008: CHF 31 million) have been recognised in the other operating expense. Refer also to Note 23 on property, plant and equipment and Note 26 on provisions.

12. Expenses by Nature

in millions of Swiss francs	Note	**2009**	**2008**
Raw materials and consumables used		1,525	1,558
Employee benefit expense	7	964	1,010
Depreciation, amortisation and impairment charges	23, 24	298	386
Transportation expenses		51	73
Freight expenses		81	83
Consulting and service expenses		125	126
Other expenses		455	472
Total operating expenses by nature		**3,499**	**3,708**

13. Financing Costs

in millions of Swiss francs	2009	2008
Interest expense	119	118
Derivative interest (gains) losses	(1)	12
Mandatory conversion feature of the Mandatory Convertible Securities	17	17
Amortisation of debt discounts	7	6
Total financing costs	**142**	**153**

14. Other Financial (Income) Expense, Net

in millions of Swiss francs	2009	2008
Fair value and realised (gains) losses from derivatives instruments, net (at fair value through income statement)	24	(92)
Fair value and realised (gains) losses from own equity instruments, net	6	29
Exchange (gains) losses, net	2	133
Impairment of available-for-sale financial assets	8	6
Gains from available-for-sale financial assets	-	(5)
Losses from available-for-sale financial assets	2	2
Realised gains from available-for-sale financial assets removed from equity	(3)	-
Realised losses from available-for-sale financial assets removed from equity	3	7
Interest income	(5)	(7)
Capital taxes and other non business taxes	8	7
Other (income) expense, net	6	(9)
Total other financial (income) expense, net	**51**	**71**

15. Income Taxes

Amounts charged (credited) in the consolidated income statement are as follows:

in millions of Swiss francs	2009	2008
Current income taxes	61	83
Adjustments of current tax of prior years	(14)	4
Deferred income taxes		
– origination and reversal of temporary differences	19	(44)
– changes in tax rates	-	-
– reclassified from equity to income statement	1	-
Total income tax expense	**67**	**43**

Since the Group operates globally, it is liable for income taxes in many different tax jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Differences between the final tax outcome and the amounts that were initially recorded impact the current and deferred taxes in the period in which such determinations are made.

The Group calculates its average applicable tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates, including tax credits and withholding tax on dividends, interest and royalties.

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

	2009	2008
Group's average applicable tax rate	**23%**	**24%**
Tax effect of		
Income not taxable	(2)%	(2)%
Expenses not deductible	2%	3%
Other adjustments of income taxes of prior years	2%	2%
Other differences	-	1%
Group's effective tax rate	**25%**	**28%**

The variation in the Group's average applicable tax rate is caused by changes in volumes, product mix and profitability of the Group's subsidiaries in the various jurisdictions, as well as changes in local statutory tax rates.

Income tax assets and liabilities

Amounts recognised in the statement of financial position related to income taxes are as follows:

As at 31 December		
in millions of Swiss francs	**2009**	**2008**
Current income tax assets	73	33
Current income tax liabilities	(69)	(50)
Total net current income tax asset (liability)	**4**	**(17)**

As at 31 December		
in millions of Swiss francs	**2009**	**2008**
Deferred income tax assets	47	59
Deferred income tax liabilities	(186)	(179)
Total net deferred income tax asset (liability)	**(139)**	**(120)**

Amounts recognised in the statement of financial position for deferred taxes are reported as non-current assets and non-current liabilities, a portion of which are current and will be charged or credited to the consolidated income statement during 2010.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that the realisation of the related tax benefit is probable. Of the deferred income tax assets of CHF 47 million, deferred tax assets of CHF 8 million have been recognised on loss carry forwards (2008: CHF 14 million). To the extent that the utilisation of these deferred tax assets is dependent on future taxable profits in excess of the reversal of existing temporary differences, management considers it is probable that these tax losses can be used against additional future taxable profits based on its business projections for these entities. The Group has no material unrecognised tax losses.

Deferred income tax liabilities have not been established for withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. The related temporary differences amount to CHF 177 million at 31 December 2009 (2008: CHF 106 million).

Deferred income tax assets and liabilities and the related deferred income tax charges are attributable to the following items:

2009 *in millions of Swiss francs*	**Property, plant & equipment**	**Intangible assets**	**Pension plans**	**Tax loss carry forward**	**Other temporary differences**	**Total**
Net deferred income tax asset (liability) as at 1 January	(85)	(128)	46	20	27	(120)
Reclassification	(6)		5		1	
(Credited) charged to consolidated income statement	(11)	20	(11)	(11)	(6)	(19)
(Credited) debited to other comprehensive income					1	1
Currency translation effects	-	1	(1)	(1)	-	(1)
Net deferred income tax asset (liability) as at 31 December	**(102)**	**(107)**	**39**	**8**	**23**	**(139)**

2008 *in millions of Swiss francs*	**Property, plant & equipment**	**Intangible assets**	**Pension plans**	**Tax loss carry forward**	**Other temporary differences**	**Total**
Net deferred income tax asset (liability) as at 1 January	(101)	(202)	89	11	44	(159)
(Credited) charged to consolidated income statement	17	78	(39)	14	(26)	44
(Credited) debited to other comprehensive income					-	-
Currency translation effects	(1)	(4)	(4)	(5)	9	(5)
Net deferred income tax asset (liability) as at 31 December	**(85)**	**(128)**	**46**	**20**	**27**	**(120)**

16. Non-Controlling Interests

A non-controlling interest represents the interests of third-party shareholders in the net results of the operations and the net assets of subsidiaries in Thailand and Venezuela (non-controlling interest arising on business combinations). Neither of these subsidiaries is fully owned by the Group, either directly or indirectly.

17. Earnings per Share

Basic earnings per share

Basic earning per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding:

	2009	2008
Income attributable to equity holder of the parent (CHF million)	199	111
Weighted average number of shares outstanding [a]		
Ordinary shares	8,097,674	7,576,276
Treasury shares	(161,438)	(165,030)
Net weighted average number of shares outstanding [a]	**7,936,236**	**7,411,246**
Basic earnings per share (CHF)	**25.07**	**14.98**

a) *The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element in the rights issue (see Note 28).*

The Mandatory Convertible Securities will convert in March 2010, thus impacting the future earnings per share calculation.

Diluted earnings per share

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares:

	2009	2008
Income attributable to equity holder of the parent (CHF million)	199	111
Weighted average number of shares outstanding for diluted earnings per share of 32,291 (2008: 53,430) [a]	7,968,527	7,464,676
Diluted earnings per share (CHF)	**24.97**	**14.87**

a) *The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element in the rights issue (see Note 28).*

18. Cash and Cash Equivalents

in millions of Swiss francs	2009	2008
Cash on hand and balances with banks	349	287
Short-term investments	476	132
Balance as at 31 December	**825**	**419**

19. Available-for-Sale Financial Assets

in millions of Swiss francs	2009	2008
Equity securities [a]	55	91
Bonds and debentures	50	115
Balance as at 31 December	**105**	**206**
Current assets	18	91
Non-current assets	87	115
Balance as at 31 December	**105**	**206**

a) *In 2009 and 2008 no equity securities were restricted for sale.*

20. Accounts Receivable – Trade

in millions of Swiss francs	**2009**	**2008**
Accounts receivable	698	679
Notes receivable	4	5
Less: provision for impairment	(17)	(20)
Balance as at 31 December	**685**	**664**

Ageing list:

in millions of Swiss francs	**2009**	**2008**
Neither past due nor impaired	608	531
Less than 30 days	64	101
30 – 60 days	15	26
60 – 90 days	6	11
Above 90 days	9	15
Less: provision for impairment	(17)	(20)
Balance as at 31 December	**685**	**664**

Movement in the provision for impairment of accounts receivable – trade:

in millions of Swiss francs	**2009**	**2008**
Balance as at 1 January	**(20)**	**(19)**
Increase in provision for impairment recognised in consolidated income statement	(4)	(8)
Amounts written off as uncollectible	2	3
Reversal of provision for impairment	5	1
Currency translation effects	-	3
Balance as at 31 December	**(17)**	**(20)**

No significant impairment charge has been recognised in the consolidated income statement in 2009 or 2008. Past due and impaired receivables are still considered recoverable. The carrying amount of accounts receivable trade corresponds to the fair value.

21. Inventories

in millions of Swiss francs	**2009**	**2008**
Raw materials and supplies	344	389
Work in process	32	32
Finished goods	290	364
Less: allowance for slow moving and obsolete inventories	(33)	(30)
Balance as at 31 December	**633**	**755**

At 31 December 2009 and 2008 no significant inventory was valued at net realisable value.

22. Assets held for Sale

As a result of the Quest acquisition, the Group has a number of unused facilities, principally in the USA which it intends to sell. These facilities were reclassified as assets held for sale during 2009. Sales of these assets, only property, plant and equipment for an amount of CHF 12 million, are expected to take place during 2010, subject to market conditions. No impairment loss was recognised on reclassification of the land as held for sale at 31 December 2009.

23. Property, Plant and Equipment

2009 *in millions of Swiss francs*	**Land**	**Buildings and land improvements**	**Machinery, equipment and vehicles**	**Construction in progress**	**Total**
Net book value					
Balance as at 1 January	**125**	**692**	**586**	**83**	**1,486**
Additions		3	12	80	95
Disposals	(6)	(2)	(4)		(12)
Transfers		23	89	(112)	
Impairment	-	(2)	(1)		(3)
Depreciation		(29)	(90)		(119)
Reclassified as assets held for sale	(3)	(9)	-		(12)
Currency translation effects	-	(1)	2	1	2
Balance as at 31 December	**116**	**675**	**594**	**52**	**1,437**
Cost	116	1,029	1,537	52	2,734
Accumulated depreciation		(338)	(936)		(1,274)
Accumulated impairment		(16)	(7)		(23)
Balance as at 31 December	**116**	**675**	**594**	**52**	**1,437**

2008 *in millions of Swiss francs*	**Land**	**Buildings and land improvements**	**Machinery, equipment and vehicles**	**Construction in progress**	**Total**
Net book value					
Balance as at 1 January	**160**	**664**	**655**	**109**	**1,588**
Additions	3	5	16	170	194
Disposals		(3)	(4)	(2)	(9)
Transfers	(22)	117	90	(185)	
Impairment	-	(10)	(21)	-	(31)
Depreciation		(28)	(95)		(123)
Divestments		(3)	(3)		(6)
Currency translation effects	(16)	(50)	(52)	(9)	(127)
Balance as at 31 December	**125**	**692**	**586**	**83**	**1,486**
Cost	126	1,035	1,478	83	2,722
Accumulated depreciation		(322)	(872)		(1,194)
Accumulated impairment	(1)	(21)	(20)		(42)
Balance as at 31 December	**125**	**692**	**586**	**83**	**1,486**

In 2009, the Group continued the integration of Quest International business activities by concentrating resources and locations. These actions resulted in various asset impairment losses of CHF 3 million. (2008: CHF 31 million).

During 2009, there was no new qualifying asset for which borrowing costs were directly attributable to its acquisition or construction. Therefore no borrowing costs were capitalised.

Fire insurance value of property, plant and equipment amounted to CHF 3,548 million in 2009 (2008: CHF 3,610 million).

24. Intangible Assets

2009 *in millions of Swiss francs*	**Goodwill**	**Intellectual property rights**	**Process-oriented technology and other**	**Software/ ERP system**	**Contract**	**Clients relation-ships**	**Total**
Net book value							
Balance as at 1 January	**1,888**	**226**	**534**	**153**		**282**	**3,083**
Additions			1	63			64
Disposals				-			
Impairment							
Amortisation		(17)	(124)	(14)		(21)	(176)
Currency translation effects	43					-	43
Balance as at 31 December	**1,931**	**209**	**411**	**202**		**261**	**3,014**
Cost	1,931	339	766	215		322	3,573
Accumulated amortisation		(130)	(355)	(13)		(61)	(559)
Balance as at 31 December	**1,931**	**209**	**411**	**202**		**261**	**3,014**

2008 *in millions of Swiss francs*	**Goodwill**	**Intellectual property rights**	**Process-oriented technology and other**	**Software/ ERP system**	**Contract**	**Clients relation-ships**	**Total**
Net book value							
Balance as at 1 January	**2,319**	**243**	**663**	**86**	**63**	**301**	**3,675**
Additions			3	73			76
Disposals							
Adjustment[a]	(53)						(53)
Impairment							
Amortisation		(17)	(124)	(6)	(63)	(22)	(232)
Divestments	(6)						(6)
Currency translation effects	(372)		(8)	-		3	(377)
Balance as at 31 December	**1,888**	**226**	**534**	**153**		**282**	**3,083**
Cost	1,888	339	765	164	142	321	3,619
Accumulated amortisation		(113)	(231)	(11)	(142)	(39)	(536)
Balance as at 31 December	**1,888**	**226**	**534**	**153**		**282**	**3,083**

a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 5 of this financial report).

Impairment test for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) which are defined as the Fragrance Division and the Flavour Division. Goodwill allocated to these two CGUs was CHF 544 million (2008: CHF 518 million) to the Fragrance Division and CHF 1,387 million (2008: CHF 1,370 million) to the Flavour Division.

The recoverable amount of each CGU has been determined based on value in use calculations. These calculations use pre-tax cash flow projections based on financial business plans and budgets approved by management covering a five-year period, as well as a terminal value. The basis of the key assumptions is market growth adjusted for estimated market share gains. The discount rate used to discount the estimated future cash flows has a number of components which are derived from capital market information where the cost of equity corresponds to the return expected by the shareholders by benchmarking with comparable companies in the fragrance and flavour industry, and where the cost of debt is based on the conditions on which companies with similar credit rating can obtain financing.

A discount rate of 10.8% (2008: 6.3%) was applied to cash flow projections of the Fragrance Division and to cash flow projections of the Flavour Division. Cash flows of both divisions beyond the five-year period have not been extrapolated using a growth rate per annum. These discount rates are pre-tax.

No impairment loss in either division resulted from the impairment tests for goodwill. The outcome of the impairment test was not sensitive to reasonable likely changes in the cash flows and in the discount rate in the periods presented.

Intellectual property rights

As part of the acquisition of Food Ingredients Specialties (FIS), the Group acquired intellectual property rights, predominantly consisting of know-how being inseparable processes, formulas and recipes.

Process-oriented technology and other

This consists mainly of process-oriented technology, formulas, molecules and delivery systems acquired when the Group purchased IBF and Quest International.

Software/ERP system

This consists of Group ERP system development costs incurred since September 2006.

Contract

As part of the acquisition of Quest International, the Group signed a non-competition agreement. This contract has been fully amortised during 2008.

Client relationships

As part of the acquisition of Quest International, the Group acquired client relationships in the Flavour and Fragrance Divisions, mainly consisting of client relationships to key customers.

The residual useful lives of the acquired intangible assets carried at cost, being their fair value at acquisition date, are determined in accordance with the principles set out in Note 2.19.

Remaining useful lives of major classes of amortisable intangible assets are as follows:

- Software/ERP system 6.5 years
- Process-oriented technology 12.2 years
- Client relationships 12.2 years
- Intellectual property rights 17.2 years

In 2009, the Group terminated the research collaboration and licensing agreement with Redpoint Bio Corporation. Any further obligations ceased at the same time. The related intangible assets have been tested for impairment. The recoverable amount has been determined based on value in use calculations and is higher than the carrying value. The intangible asset is amortised as from the date of termination on a straight-line basis over the estimated economic useful life of the asset, being 10 years. The carrying value at 31 December 2009 is CHF 7 million.

25. Debt

2009 *in millions of Swiss francs*	Within 1 to 3 years	Within 3 to 5 years	Thereafter	Total long-term	Short-term within 1 year	Total
Floating rate debt						
Bank borrowings					2	2
Syndicated loan – unhedged part	25			25		25
Bank overdrafts					9	9
Total floating rate debt	**25**			**25**	**11**	**36**
Fixed rate debt						
Straight bonds	573	297		870		870
Private placements	36	342	109	487	31	518
Syndicated loan – hedged part	900			900		900
Mandatory Convertible Securities (MCS)					749	749
Total fixed rate debt	**1,509**	**639**	**109**	**2,257**	**780**	**3,037**
Balance as at 31 December	**1,534**	**639**	**109**	**2,282**	**791**	**3,073**
Balance as at 31 December (excluding MCS)	**1,534**	**639**	**109**	**2,282**	**42**	**2,324**

2008 *in millions of Swiss francs*	Within 1 to 3 years	Within 3 to 5 years	Thereafter	Total long-term	Short-term within 1 year	Total
Floating rate debt						
Bank borrowings					156	156
Syndicated loan – unhedged part		375		375		375
Bank overdrafts					38	38
Total floating rate debt		**375**		**375**	**194**	**569**
Fixed rate debt						
Straight bonds	274	298		572		572
Private placements	69	217	242	528	88	616
Syndicated loan – hedged part		1,100		1,100		1,100
Mandatory Convertible Securities (MCS)	744			744		744
Total fixed rate debt	**1,087**	**1,615**	**242**	**2,944**	**88**	**3,032**
Balance as at 31 December	**1,087**	**1,990**	**242**	**3,319**	**282**	**3,601**
Balance as at 31 December (excluding MCS)	**343**	**1,990**	**242**	**2,575**	**282**	**2,857**

On 7 February 2003, the Group entered into a private placement for a total amount of CHF 50 million. The private placement was made by Givaudan SA. It was redeemed in 2009 with an annual interest rate of 2.9%.

On 28 May 2003, the Group entered into a private placement for a total amount of USD 220 million. The private placement was made by Givaudan United States, Inc. It is redeemable by instalments at various times beginning on May 2008 through May 2015 with annual interest rates ranging from 3.65% to 5.00%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been in full compliance with the covenants set. Givaudan United States, Inc. redeemed USD 30 million of this placement in May 2008, the total outstanding at 31 December 2009 being USD 190 million (equivalent to CHF 197 million).

On 9 July 2003, the Group entered into a private placement for a total amount of CHF 100 million. The private placement was made by Givaudan SA. It is redeemable in 2013 with an annual interest rate of 3.3%.

On 16 April 2004, the Group entered into a private placement for a total amount of USD 200 million. The private placement was made by Givaudan United States, Inc. It matures at various times in instalments beginning May 2009 through May 2016 with annual interest rates ranging from 4.16% to 5.49%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been in full compliance with the covenants set. Givaudan United States, Inc. redeemed USD 35 million of this placement in May 2009, the total outstanding at 31 December 2009 being USD 165 million (equivalent to CHF 171 million).

On 11 May 2005, the Group issued a 2.25% straight bond 2005-2012 with a nominal value of CHF 300 million. The bond was issued by Givaudan Finance SA and is guaranteed by Givaudan SA.

The acquisition of Quest International was financed through a 5-year syndicated loan of CHF 1.9 billion granted to Givaudan SA, a Mandatory Convertible Securities (MCS) of CHF 750 million issued by Givaudan Nederland Finance BV; and cash received from the sale of shares previously purchased under a share buy back programme.

On 1 March 2007, Givaudan Nederland BV issued the MCS. The principal amount of the MCS is CHF 750 million, bears interest at 5.375% with a maturity date of 1 March 2010 and is guaranteed by Givaudan SA. The MCS is convertible into registered Givaudan shares 30 trading days before the maturity date. In the first quarter of 2009, the Group reclassified the Mandatory Convertible Securities with maturity date of 1 March 2010 from long-term debt to short-term debt.

On 2 March 2007, the Group entered into a syndicated loan agreement for a total amount of CHF 1.9 billion through its holding company, Givaudan SA. The outstanding amount of the syndicated loan at 31 December 2009 is CHF 925 million (2008: CHF 1,475 million) of which CHF 900 million (2008: 1,100 million) is based on a fixed rate of 2.82% (2008: 2.84%) in average, CHF 25 million (2008: CHF 375 million) is based on 1-month CHF LIBOR, the weighted average interest rate of the total syndicated loan borrowing is 3.10% (2008: 3.10%) at 31 December 2009. This syndicated loan contains a covenant with externally imposed capital requirements. The Group was in compliance with these requirements as at 31 December 2009.

On 23 May 2007, the Group entered into a private placement for a total amount of CHF 50 million with maturity 21 May 2014, with an annual interest rate of 3.125%. The private placement was made by Givaudan SA.

On 18 October 2007, the Group issued a 3.375% 4-year public bond (maturity 18 October 2011) with a nominal value of CHF 275 million. The bond was issued by Givaudan SA.

On 19 February 2009, the Group issued a 4.25% 5-year public bond (maturity 19 March 2014) with a nominal value of CHF 300 million. The bond was issued by Givaudan SA. The proceeds of CHF 297 million were mainly used to repay private placements at maturity for a total amount of CHF 90 million and to repay a portion of the syndicated loan for a total amount of CHF 174 million.

On 25 June 2009, the Group issued 999,624 fully paid-in registered shares from authorised capital. The proceeds, net of transaction costs, of CHF 398 million have been fully used to pre-pay a portion of the syndicated loan.

The carrying amounts of the Group's debt are denominated in the following currencies:

in millions of Swiss francs	**2009**	**2008**
Swiss Franc	2,695	3,022
US Dollars	368	446
Euro	6	27
Other currencies	4	106
Total debt as at 31 December	**3,073**	**3,601**

The weighted average effective interest rates at the statement of financial position date were as follows:

	2009	**2008**
Amounts due to banks and other financial institutions	3.1%	3.1%
Private placements	4.5%	4.4%
Straight bond	3.3%	2.8%
Mandatory Convertible Securities[a]	5.4%	5.4%

a) An amount corresponding to the interest rate of 3.1125% is recognised as interest expense and the mandatory conversion feature of the coupon of 2.2625% is recognised separately in financing costs (see Note 13).

26. Provisions

2009 *in millions of Swiss francs*	Restructuring from Quest acquisition	Other restructuring	Claims and litigation	Environmental	Others	Total
Balance as at 1 January	**39**	**15**	**15**	**22**	**32**	**123**
Additional provisions	32	5	52	3	3	95
Unused amounts reversed	(2)	(1)		(2)	-	(5)
Utilised during the year	(36)	(8)	(42)	(4)	(4)	(94)
Currency translation effects	-	-	2	-	4	6
Balance as at 31 December	**33**	**11**	**27**	**19**	**35**	**125**
Current liabilities	6	2	6	4	7	25
Non-current liabilities	27	9	21	15	28	100
Balance as at 31 December	**33**	**11**	**27**	**19**	**35**	**125**

2008 *in millions of Swiss francs*	Restructuring from Quest acquisition	Other restructuring	Claims and litigation	Environmental	Others	Total
Balance as at 1 January	**49**	**16**	**23**	**24**	**20**	**132**
Additional provisions	46	7	16	2	19	90
Unused amounts reversed	(2)		(6)		-	(8)
Utilised during the year	(48)	(8)	(15)	(2)	(2)	(75)
Currency translation effects	(6)	-	(3)	(2)	(5)	(16)
Balance as at 31 December	**39**	**15**	**15**	**22**	**32**	**123**
Current liabilities	7	3	7	5	9	31
Non-current liabilities	32	12	8	17	23	92
Balance as at 31 December	**39**	**15**	**15**	**22**	**32**	**123**

Significant judgment is required in determining the various provisions. A range of possible outcomes are determined to make reliable estimates of the obligation that is sufficient for the recognition of a provision. Differences between the final obligations and the amounts that were initially recognised impact the income statement in the period in which such determination is made.

Restructuring provisions from Quest International acquisition

Provisions for the Quest International acquisition have been recognised for compensating Quest International employees as a result of termination of their employment and closing Quest International facilities.

Other restructuring provisions

Other restructuring provisions, in the line acquisition of subsidiaries, correspond to former Quest International restructuring programmes, as well as Givaudan restructuring provisions announced prior to the Quest International acquisition.

Claims and litigation

These provisions are made in respect of legal claims brought against the Group and potential litigations. Related estimated legal fees are also included in these provisions.

Environmental

The material components of the environmental provisions consist of costs to sufficiently clean and refurbish contaminated sites and to treat where necessary.

Other provisions

These consist largely of provisions related to "make good" on leased facilities and similar matters.

27. Own Equity Instruments

Details on own equity instruments are as follows:

As at 31 December 2009	Settlement	Category	Maturity	Strike price[a] (CHF)	In equivalent shares	Fair value in millions CHF
Registered shares		Equity			158,245	131
Written calls	Gross shares	Equity	2010 - 2014	700.5 - 1,199.5	541,254	35
Purchased calls	Net cash	Derivative	2010 - 2014	700.5 - 1,199.5	221,223	14
Purchased calls	Gross shares	Equity	2010 - 2012	772.5 - 1,199.5	40,672	4
Written puts	Gross shares	Financial liability	2011	790.0 - 867.0	36,472	5

a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends, and in 2009, subsequent to the share capital increase related to the rights issue.

As at 31 December 2008	Settlement	Category	Maturity	Strike price[a] (CHF)	In equivalent shares	Fair value in millions CHF
Registered shares		Equity			158,245	131
Written calls	Gross shares	Equity	2009 - 2013	656.4 - 1,250.0	443,996	37
Purchased calls	Net cash	Derivative	2009 - 2013	656.4 - 1,250.0	192,039	14
Purchased calls	Gross shares	Equity	2010 - 2012	805.0 - 1,250.0	420	-
Written puts	Gross shares	Financial liability	2009	833.0 - 910.0	35,000	4

a) Strike price of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends.

28. Equity

Share capital

As at 31 December 2009, the share capital amounts to CHF 84,968,010, divided into 8,496,801 fully paid-up registered shares, with a nominal value of CHF 10.00 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 14,849,830 that may be issued through a maximum of 1,484,983 registered shares, of which a maximum of CHF 1,618,200 can be used for executive share option plans. The Board of Directors was authorised until 7 April 2008 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10.00 per share. At the Annual General Meeting on 26 March 2008, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 26 March 2010.

At the Annual General Meeting held on 26 March 2009 the distribution of an ordinary dividend of CHF 20.00 per share (2008: ordinary dividend of CHF 19.50 gross per share) in the form of cash (CHF 10.00) and one warrant (CHF 10.00) was approved. The warrants were tradable and were exchanged with a ratio of 31:1 for Givaudan shares within a limited period. In total, 226,837 shares were issued from conditional capital. In April 2009 this resulted in an increase of CHF 2,268,370 in share capital and an increase of CHF 72,587,840 of reserves corresponding to the total value of the net proceeds received from the warrant executions.

On 11 June 2009, the Board of Directors announced an increase in the share capital through the issuance of 999,624 fully paid-in registered shares from authorised capital with a nominal value of CHF 10.00 each. The new shares were offered to all shareholders by the way of a rights issue which were traded from 17 June 2009 to 23 June 2009 on SIX Swiss Exchange. The exercise of 15 rights entitled the holder to subscribe for two new shares at a subscription price of CHF 420 per new share. On 29 June 2009, 999,624 shares were issued from the authorised capital. This resulted in an increase of CHF 9,996,240 in share capital and an increase of CHF 388,003,760 of reserves corresponding to the total value of the net proceeds received from the rights executions, and transactions costs of CHF 22 million.

Movements in own shares are as follows:

2009	Number	Price in Swiss francs High	Average	Low	Total in millions of Swiss francs
Balance as at 1 January	**158,245**				**157**
Purchases at cost					
Sales and transfers at cost					
Issuance of shares					
(Gain) loss, net recognised in equity					
Movement on derivatives on own shares, net					(25)
Balance as at 31 December	**158,245**				**132**

2008	Number	Price in Swiss francs High	Average	Low	Total in millions of Swiss francs
Balance as at 1 January	**171,831**				**178**
Purchases at cost	34,227	1,036.87	987.67	861.50	34
Sales and transfers at cost	(47,813)	1,060.56	1,042.86	913.13	(48)
Issuance of shares					
(Gain) loss, net recognised in equity					(2)
Movement on derivatives on own shares, net					(5)
Balance as at 31 December	**158,245**				**157**

29. Commitments

At 31 December, the Group had operating lease commitments mainly related to buildings. Future minimum payments under non-cancellable operating leases, are as follows:

in millions of Swiss francs	2009	2008
Within one year	21	17
Within two to five years	38	38
Thereafter	21	21
Total minimum payments	**80**	**76**

The 2009 charge in the consolidated income statement for all operating leases was CHF 42 million (2008: CHF 41 million).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling CHF 2 million (2008: CHF 20 million).

30. Contingent Liabilities

From time to time and in varying degrees, Group operations and earnings continue to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates.

The activities in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on the future operations and earnings are not predictable.

Givaudan Group companies are involved in various legal and regulatory proceedings of a nature considered typical of its business, including contractual disputes and employment litigation.

Our US subsidiary Givaudan Flavors Corporation is named as a defendant in several lawsuits brought against it and other flavour companies. The plaintiffs are alleging that they sustained pulmonary injuries due of diacetyl-containing butter flavours manufactured by one or more of the flavour company defendants. A large number of the original lawsuits have been settled or dismissed prior to the end of 2009. The Group has already recovered or is pursuing the recovery of amounts disbursed under the terms of its insurance policies. The Group believes that any potential financial impact of the remaining lawsuits cannot be predicted ant that related insurance coverage is adequate.

31. Related Parties

Transactions between Givaudan SA and its subsidiaries, which are related parties of Givaudan SA, have been eliminated on consolidation and are not disclosed in this note.

Compensation of key management personnel

The compensation of the Board of Directors and the Executive Committee during the year was as follows:

in millions of Swiss francs	**2009**	**2008**
Salaries and other short-term benefits	9	9
Post-employment benefits	1	1
Other long-term benefits		
Share-based payments	2	-
Total compensation	**12**	**10**

No related party transactions have taken place during 2009 (2008: nil) between the Group and the key management personnel.

Reconciliation table to the Swiss code of obligations

	IFRS		**Adjustments** [a]		**Swiss CO (Art. 663b bis)**	
in millions of Swiss francs	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Salaries and other short-term benefits	9	9	(2)	(2)	7	7
Post-employment benefits	1	1	-	-	1	1
Other long-term benefits						
Share-based payments	2	-	4	6	6	6
Total compensation	**12**	**10**	**2**	**4**	**14**	**14**

a) *IFRS information is adjusted mainly by the underlying assumptions, accrual basis versus cash basis, and to the recognition of the share-base payments, IFRS 2 versus economic value at grant date. IFRS information also includes social security costs.*

In 2007, the Group entered into a joint venture agreement with ChemCom SA, a leader in the field of olfactory receptor technology. Givaudan invested CHF 10 million in this joint venture.

There are no other significant related party transactions.

32. Board of Directors and Executive Committee Compensation

Compensation of members of the Board of Directors

Compensation of Board members consists of Director Fees and Committee fees. These fees are paid shortly after the Annual General Meeting for year in office completed. In addition, each Board member is entitled to participate in the stock option plan of the company. With the exception of the Chairman, each Board member receives an amount for out-of-pocket expenses. This amount of CHF 10,000 is paid for the coming year in office. The options are also granted for the same period.

The compensation of the Board of Directors during the year was as follows:

2009 *in Swiss francs*	Jürg Witmer Chairman	André Hoffmann	Dietrich Fuhrmann	Peter Kappeler	John Marthinsen[a]	Thomas Rufer[b]	Nabil Sakkab	Henner Schierenbeck	Total remuneration
Director fees	320,000	80,000	80,000	80,000	80,000		80,000	80,000	800,000
Other cash compensation[c]							30,000		30,000
Committee fees	30,000	50,000	20,000	40,000	20,000		20,000	40,000	220,000
Total cash	**350,000**	**130,000**	**100,000**	**120,000**	**100,000**		**130,000**	**120,000**	**1,050,000**
Number of options granted[d]	26,800	6,700		3,350		3,350	3,350	6,700	50,250
Value at grant[e]	401,464	100,366		50,183		50,183	50,183	100,366	752,745
Number of restricted shares[f]			176	88		88	88		440
Value at grant[g]			104,720	52,360		52,360	52,360		261,800
Total remuneration	**751,464**	**230,366**	**204,720**	**222,543**	**100,000**	**102,543**	**232,543**	**220,366**	**2,064,545**

a) Retired from the Board of Directors on 26 March 2009.
b) Joined the Board of Directors on 26 March 2009.
c) Represents compensation for additional duties as indicated in the 2006 Annual Report.
d) Options vest on 3 March 2011.
e) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.
f) Restricted shares vest on 2 March 2012.
g) Economic value at grant according to IFRS methodology, with no discount applied for the vesting period.

Payment to Board members for out-of-pocket expenses amounted to CHF 60,000.

Other compensation, fees and loans to members or former members of the Board
No additional compensation or fees were paid to any member of the Board.
No Board member had any loan outstanding as at 31 December 2009.

Special compensation of members of the Board who left the company during the reporting period
No such compensation was incurred during the reporting period.

The compensation of the Executive Committee during the year was as follows:

in Swiss francs	Gilles Andrier CEO	Executive Committee members (excl. CEO)[a]	Total remuneration 2009	Total remuneration 2008
Base salary	945,913	2,332,787	3,278,700	3,287,890
Annual incentive[b]	529,604	1,214,304	1,743,908	2,171,836
Total cash	**1,475,517**	**3,547,091**	**5,022,608**	**5,459,726**
Pension benefits[c]	233,457	498,803	732,260	621,349
Other benefits[d]	220,464	519,394	739,858	888,050
Number of options granted[e]	60,000	160,000	220,000	240,000
Value at grant[f]	898,800	2,396,800	3,295,600	3,415,200
Number of restricted shares granted[g]		526	526	
Value at grant[h]		312,970	312,970	
Number of performance shares granted[i]	3,000	6,900	9,900	9,900
Annualised value at grant[j]	533,580	1,227,234	1,760,814	1,760,814
Total remuneration	**3,361,818**	**8,502,292**	**11,864,110**	**12,145,139**

a) Represents full year compensation of five Executive Committee members.
b) Annual incentive paid in March 2009 based on year 2008 performance.
c) Company contributions to broad-based pension and retirement savings plans and annualised expense accrued for supplementary executive retirement benefit.
d) Represents annualised value of health & welfare plans, international assignment benefits and other benefits in kind. Contributions to compulsory social security schemes are excluded.
e) Options vest on 3 March 2011.
f) Economic value at grant based on a Black & Scholes model, with no discount applied for the vesting period.
g) Restricted share vest on 2 March 2012.
h) Economic value at grant according to IFRS methodology, with no discount applied for the vesting period.
i) Performance shares are granted in March 2008 for the 5 year period 2008-2012 and vest on 1 March 2013.
j) Annualised value at grant calculated according to IFRS methodology, and assuming 100% achievement of performance target.

Other compensation, fees and loans to members or former members of the Executive Committee
No other compensation or fees were accrued for or paid to any member or former member of the Executive Committee during the reporting period.

No member or former member of the Executive Committee had any loan outstanding as at 31 December 2009.

Special compensation of members of the Executive Committee who left the company during the reporting period
No such compensation was incurred during the reporting period.

Ownership of shares
Details on the Givaudan share based payment plans are described in Note 8.

The following share options or option rights were granted during the corresponding periods and are still owned by the members of the Board of Directors, the CEO and members of the Executive Committee as at 31 December 2009:

2009			Share options / Option rights				
in number	Shares	Restricted Shares	Maturity 2010	Maturity 2011	Maturity 2012	Maturity 2013	Maturity 2014
Jürg Witmer, Chairman	1,000			20,100	26,800	26,800	26,800
André Hoffmann[a]	137,672		6,000	6,700	6,700	6,700	6,700
Dietrich Fuhrmann	17	176		6,700	6,700	6,700	
Peter Kappeler	10	88				6,700	3,350
Thomas Rufer	58	88					3,350
Nabil Sakkab		88				6,700	3,350
Henner Schierenbeck	476			6,700	6,700	6,700	6,700
Total Board of Directors	**139,233**	**440**	**6,000**	**40,200**	**46,900**	**60,300**	**50,250**
Gilles Andrier, CEO				60,000	60,000	60,000	60,000
Matthias Währen		526		40,000	40,000	40,000	20,000
Mauricio Graber	116			27,500	40,000	40,000	40,000
Michael Carlos				40,000	40,000	40,000	40,000
Joe Fabbri[b]	117			15,000	30,000	30,000	30,000
Adrien Gonckel	20			30,000	30,000	30,000	30,000
Total Executive Committee	**253**	**526**		**212,500**	**240,000**	**240,000**	**220,000**

a) The following Givaudan derivatives were also held by Mr Hoffmann as at 31 December 2009:
– 60,000 OTC call options UBS AG 2008-26.08.2010 SSL GIV (Value no. 4103209)
– 70,000 OTC call options UBS AG 2008-20.08.2010 SSL GIV (Value no. 4103156)

b) Mr Fabbri also held 506 Givaudan American depositary receipts (Symbol: GVDN.Y; 50:1 ratio) as at 31 December 2009.

The company is not aware of any ownership of shares, share options, option rights or restricted shares as at 31 December 2009 by persons closely connected to the Board of Directors.

One person closely connected to a member of the Executive Committee owned 11,000 option rights (2,000 maturing in 2011, 3,000 maturing in 2012, 3,000 maturing in 2013 and 3,000 maturing in 2014) as at 31 December 2009.

One person closely connected to a member of the Executive Committee owned 98 shares as at 31 December 2009.

The company is not aware of any other ownership of shares, share options, option rights or restricted shares as at 31 December 2009 by persons closely connected to the Executive Committee.

There are no other significant related party transactions.

Ownership of share options
Givaudan's share options are fully tradable after vesting. Details on the Givaudan share-based payment plans are described in Note 8.

The following share options were granted to members of the Board during the corresponding periods and are still owned by them as at 31 December 2009:

Year of grant	Maturity date	Vesting date	Ticker	Strike price[a] (CHF)	Ratio[a] (option: share)	Option value at grant date (CHF)	Number of options held
2005	21 Mar 2010	21 Mar 2007	GIVAB	772.5	9.6:1	10.74	6,000
2006	7 Mar 2011	6 Mar 2008	GIVLP	1,007.6	9.6:1	12.07	40,200
2007	5 Mar 2012	5 Mar 2009	GIVCD	1,199.5	9.6:1	14.18	46,900
2008	4 Mar 2013	4 Mar 2010	GIVEF	1,113.6	12.5:1	14.23	60,300
2009	3 Mar 2014	3 Mar 2011	GIVGH	700.5	8.6:1	14.98	50,250

a) Strike price and ratios of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends, and in 2009, subsequent to the share capital increase related to the rights issue.

The following share options are owned by the CEO, the other members of the Executive Committee and by persons closely connected to them as at 31 December 2009:

Year of grant	Maturity date	Vesting date	Ticker	Strike price[a] (CHF)	Ratio[a] (option: share)	Option value at grant date (CHF)	Number of options held
2005	21 Mar 2010	21 Mar 2007	GIVAB	772.5	9.6:1	10.74	
2006	7 Mar 2011	6 Mar 2008	GIVLP	1,007.6	9.6:1	12.07	214,500
2007	5 Mar 2012	5 Mar 2009	GIVCD	1,199.5	9.6:1	14.18	243,000
2008	4 Mar 2013	4 Mar 2010	GIVEF	1,113.6	12.5:1	14.23	243,000
2009	3 Mar 2014	3 Mar 2011	GIVGH	700.5	8.6:1	14.98	223,200

a) *Strike price and ratios of options have been adjusted consecutively to the approval by the shareholders, at the Annual General Meetings held on 16 April 2004 and on 27 April 2005, to distribute extraordinary dividends, and in 2009, subsequent to the share capital increase related to the rights issue.*

33. List of Principal Group Companies

The following are the principal companies of the Group. The companies are wholly-owned unless otherwise indicated (percentage of voting rights). Share capital is shown in thousands of currency units:

Country	Company	Currency	Share capital
Switzerland	Givaudan SA	CHF	84,968
	Givaudan Suisse SA	CHF	4,000
	Givaudan Finance SA	CHF	300,000
	Givaudan International SA	CHF	100
Argentina	Givaudan Argentina SA	ARS	3,010
Australia	Givaudan Australia Pty Ltd	AUD	10
Austria	Givaudan Austria GmbH	EUR	40
Bermuda	FF Holdings (Bermuda) Ltd	USD	12
	Givaudan International Ltd	USD	12
	FF Insurance Ltd	USD	170
Brazil	Givaudan Do Brasil Ltda	BRL	133,512
Canada	Givaudan Canada Co	CAD	12,901
Chile	Givaudan Chile Ltda	CLP	5,000
China	Givaudan Fragrances (Shanghai) Ltd	USD	7,750
	Givaudan Flavors (Shanghai) Ltd	USD	10,783
	Givaudan Specialty Products (Shanghai) Ltd	USD	12,000
	Givaudan Hong Kong Ltd	HKD	7,374
Colombia	Givaudan Colombia SA	COP	6,965,925
Czech Republic	Givaudan CR, S.R.O.	CZK	200
Denmark	Givaudan Scandinavia A/S	DKK	1,000
Ecuador	Givaudan Ecuador SA	USD	20
Egypt	Givaudan Egypt SAE	USD	2,000
France	Givaudan Participation SAS	EUR	41,067
	Givaudan France Fragrances SAS	EUR	12,202
	Givaudan France Arômes SAS	EUR	2,028
Germany	Givaudan Deutschland GmbH	EUR	4,100
India	Givaudan (India) Private Ltd	INR	75,755
Indonesia	P.T. Givaudan Flavours and Fragrances Indonesia	IDR	801,217,155
	P.T. Quest International Indonesia	IDR	2,608,000
Italy	Givaudan Italia SpA	EUR	520
Japan	Givaudan Japan KK	JPY	1,000,000
Korea	Givaudan Korea Ltd	KRW	550,020
Malaysia	Givaudan Malaysia Sdn.Bhd	MYR	200
Mexico	Givaudan de Mexico SA de CV	MXN	53,611

Netherlands	Givaudan Nederland B.V.	EUR	402
	Givaudan Nederland Finance B.V.	EUR	40,718
	Givaudan Nederland Services B.V.	EUR	90
	Givaudan Treasury International B.V.	EUR	18
New Zealand	Givaudan NZ Ltd	NZD	71
Peru	Givaudan Peru SAC	PEN	25
Poland	Givaudan Polska Sp. Z.o.o.	PLN	50
Russia	Givaudan Rus LLC	RUB	9,000
Singapore	Givaudan Singapore Pte Ltd	SGD	24,000
South Africa	Givaudan South Africa (Pty) Ltd	ZAR	140,002
Spain	Givaudan Iberica, SA	EUR	8,020
Sweden	Givaudan North Europe AB	SEK	120
Thailand	Givaudan (Thailand) Ltd (79%)	THB	15,400
Turkey	Givaudan Aroma Ve Esans Sanayi Ve Ticaret Limited Sirketi	TRL	34
UK	Givaudan UK Ltd	GBP	70
	Givaudan Holdings UK Ltd	GBP	317,348
USA	Givaudan United States, Inc.	USD	0.05
	Givaudan Flavors Corporation	USD	0.1
	Givaudan Fragrances Corporation	USD	0.1
Venezuela	Givaudan Venezuela SA	VEB	4,500
	Quest International Venezuela CA (70%)	VEB	1,000

34. Disclosure of the Process of Risk Assessment

Risk management in Givaudan is an integral part of the business. It is a structured and continuous process of identifying, assessing and deciding on responses to risks. The reporting of the opportunities and threats that these risks create and how they might hinder the business in achieving its objectives is also part of managing risks.

Risk management is the responsibility of the Board of Directors, which empowers the Executive Committee to manage the overall company risk management process. The Group actively promotes the continuous monitoring and management of risks at the operational management level.

The Givaudan Risk Management Charter, established by the Board of Directors, focuses on formalising the process of dealing with the most relevant risks which may affect the business. The charter details the objectives and principles of risk management and offers a framework for a pragmatic and effective risk management process.

This process aims to be comprehensive, organised and documented in order to improve compliance with corporate governance regulations, guidelines and good practices; better understand the risk profile of the business; and provide additional risk-based management information for decision making.

The objectives of the Risk Management process are to continuously ensure and improve compliance with good corporate governance guidelines and practices as well as laws and regulations, where applicable; facilitate disclosure to key stakeholders of potential risks and the company's philosophy for dealing with them. At the same time, the process creates the awareness of all key executives of the magnitude of risks; provides risk-based management information for effective decision-making; and safeguard the values of the company and its assets, and protect the interests of shareholders.

Givaudan's management, at various levels, is accountable for ensuring the appropriateness, timeliness and adequacy of the risk analysis. Mitigation decisions are taken at individual and combined levels. This management is also responsible for implementing, tracking and reporting the risk mitigation directives of the Executive Committee, including periodic reporting to the Board.

The assessment continued to be performed through the collaboration of Internal Audit and the divisional management teams.

The Board of Director's Audit Committee also promotes the effective communication between the Board, Givaudan's Executive Committee, Corporate Internal Audit in order to foster openness and accountability.

Givaudan has carried out its annual review of internal controls over accounting and financial reporting. A risk assessment is performed throughout the Internal Control System for those identified risks which may arise from the accounting and financial reporting. Then, relevant financial reporting controls are defined for each risk.

Deloitte.

Deloitte SA
Route de Pré-Bois 20
Case Postale 1808
CH-1215 Genève 15
Tél: +41 (0)22 747 70 00
Fax: +41 (0)22 747 70 70
www.deloitte.ch

Report of the statutory auditor
to the General Meeting of
Givaudan SA, Vernier

Report on the consolidated financial statements
As statutory auditor, we have audited the accompanying consolidated financial statements of Givaudan SA, which comprise the income statement, the statement of comprehensive income, the statement of financial position, the statement of changes in equity, the statement of cash flows and the notes presented on pages 74 to 122 for the year ended 31 December 2009. The prior year corresponding figures shown in the financial statements were audited by other auditors, whose report, dated 13 February 2009, expressed an unqualified opinion.

Board of Directors' Responsibility
The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements for the year ended 31 December 2009 give a true and fair view of the financial position, the result of operations and the cash flows in accordance with International Financial Reporting Standards and comply with Swiss law.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Deloitte SA

Thierry Aubertin Licensed Audit Expert Auditor in Charge	Annik Jaton Hüni Licensed Audit Expert

Geneva, 15 February 2010

Audit. Fiscalité. Conseil. Corporate Finance.
Member of Deloitte Touche Tohmatsu

STATUTORY FINANCIAL STATEMENTS OF GIVAUDAN SA (GROUP HOLDING COMPANY)

Income Statement for the Year Ended 31 December

in millions of Swiss francs	**2009**	**2008**
Income from investments in Group companies	114	69
Royalties from Group companies	479	425
Interest income from Group companies	34	53
Other income	494	400
Total income	**1,121**	**947**
Research and development expenses to Group companies	(197)	(185)
Interest expense to Group companies	(11)	(20)
Amortisation of intangible assets	(53)	(102)
Other financial expenses	(567)	(539)
Other expenses	(101)	(49)
Withholding taxes and capital taxes	(17)	(11)
Total expenses	**(946)**	**(906)**
Income before taxes	**175**	**41**
Income taxes	(2)	-
Net income	**173**	**41**

Statement of financial position as at 31 December

in millions of Swiss francs	Note	2009	2008
Cash and cash equivalents	3	533	163
Marketable securities		131	156
Accounts receivable from Group companies		58	90
Other current assets		29	90
Current assets		**751**	**499**
Investments in Group companies		2,919	2,930
Loans to Group companies		767	866
Other long-term investments	9	9	9
Intangible assets		497	486
Other long-term assets		17	13
Non-current assets		**4,209**	**4,304**
Total assets		**4,960**	**4,803**
Short-term loans from banks			80
Accounts payable to Group companies		131	140
Other payables and accrued liabilities		110	161
Current liabilities		**241**	**381**
Long-term loans from banks	4	1,646	1,899
Loans from Group companies		603	625
Other non-current liabilities		32	34
Non-current liabilities		**2,281**	**2,258**
Total liabilities		**2,522**	**2,939**
Share capital	6, 7	85	73
General legal reserve	6, 7	602	142
Reserve for own equity instruments	6, 7	160	160
Free reserve	6, 7	1,383	1,381
Retained earnings			
Balance brought forward from previous year		35	67
Net profit for the year		173	41
Equity		**2,438**	**1,864**
Total liabilities and equity		**4,960**	**4,803**

NOTES TO THE STATUTORY FINANCIAL STATEMENTS

1. General

The financial statements of Givaudan SA, Vernier near Geneva in Switzerland, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

The Group has changed the presentation of prior year numbers where appropriate to ensure consistent presentation with this year's financial statements.

2. Valuation Methods and Translation of Foreign Currencies

Investments in, and loans to and from, Group companies are stated respectively at cost and nominal value less appropriate write-downs. Marketable securities are shown at the lower of cost and market value. Derivatives are re-valued at fair value.

In the balance sheet, foreign currency assets and liabilities are re-measured at year-end exchange rates with the exception of investments in Group companies which are valued at historical exchange rates. Foreign currency gains and losses are recognised in the income statement except for unrealised foreign currency gains which are deferred in the balance sheet.

3. Cash and Cash Equivalents

Cash and cash equivalents information includes an amount of CHF 398 million (2008: nil) related to the cash pooling agreements with a Group company.

4. Bonds

On 7 February 2003, Givaudan SA entered into a private placement for a total amount of CHF 50 million, redeemable in 2009 with an annual interest rate of 2.9%.

On 9 July 2003, Givaudan SA entered into a private placement for a total amount of CHF 100 million, redeemable in 2013 with an annual interest rate of 3.3%.

On 2 March 2007, Givaudan SA entered into a syndicated loan agreement for a total amount of CHF 1.9 billion. The outstanding amount of the syndicated loan at 31 December 2009 is CHF 925 million (2008: CHF 1,475 million) of which CHF 900 million (2008: 1,100 million) is based on a fixed rate of 2.82% (2008: 2.84%) in average, CHF 25 million (2008: CHF 375 million) is based on 1-month CHF LIBOR, the weighted average interest rate of the total syndicated loan borrowing is 3.10% (2008: 3.10%) at 31 December 2009. This syndicated loan contains a covenant with externally imposed capital requirements. Givaudan SA was in compliance with these requirements as at 31 December 2009.

On 23 May 2007, Givaudan SA entered into a private placement for a total amount of CHF 50 million, with maturity 21 May 2014, with an annual interest rate of 3.125%.

On 18 October 2007, Givaudan SA issued a 3.375% 4-year public bond (maturity 18 October 2011) with a nominal value of CHF 275 million.

On 19 February 2009, Givaudan SA issued a 4.25% 5-year public bond (maturity 19 March 2014) with a nominal value of CHF 300 million. The proceeds of CHF 297 million were mainly used to repay private placements at maturity for a total amount of CHF 90 million and to repay a portion of the syndicated loan for a total amount of CHF 174 million.

5. Guarantees

Guarantees issued in favour of Group companies amounted to CHF 1,050 million (2008: CHF 1,050 million).

6. Equity

As at 31 December 2009, the share capital amounts to CHF 84,968,010, divided into 8,496,801 fully paid-up registered shares, with a nominal value of CHF 10.00 each. Every share gives the right to one vote.

The Board of Directors has at its disposal conditional capital of a maximum aggregate amount of CHF 14,849,830 that may be issued through a maximum of 1,484,983 registered shares, of which a maximum of CHF 1,618,200 can be used for executive share option plans. The Board of Directors was authorised until 7 April 2008 to increase the share capital by up to CHF 10,000,000 through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10.00 per share. At the Annual General Meeting on 26 March 2008, the shareholders approved the extension of the existing authorised capital of CHF 10,000,000 until 26 March 2010.

At the Annual General Meeting held on 26 March 2009 the distribution of an ordinary dividend of CHF 20.00 per share (2008: ordinary dividend of CHF 19.50 gross per share) in the form of cash (CHF 10.00) and one warrant (CHF 10.00) was approved. The warrants were tradable and were exchanged with a ratio of 31:1 for Givaudan shares within a limited period. In total, 226,837 shares were issued from conditional capital. In April 2009 this resulted in an increase of CHF 2,268,370 in share capital and an increase of CHF 72,587,840 in general legal reserve corresponding to the total value of the net proceeds received from the warrant executions.

On 11 June 2009 the Board of Directors announced an increase in the share capital through the issuance of 999,624 fully paid-in registered shares from authorised capital with a nominal value of CHF 10.00 each. The new shares were offered to all shareholders by the way of a rights issue which were traded from 17 June 2009 to 23 June 2009 on SIX Swiss Exchange. The exercise of 15 rights entitled the holder to subscribe for two new shares at a subscription price of CHF 420 per new share. On 29 June 2009, 999,624 shares were issued from the authorised capital. This resulted in an increase of CHF 9,996,240 in share capital and an increase of CHF 388,003,760 in general legal reserve corresponding to the total value of the net proceeds received from the rights executions.

Movements in own shares are as follows:

2009		Price in Swiss francs			Total in millions of Swiss francs
	Number	High	Average	Low	
Balance as at 1 January	**158,245**				**160**
Purchases at cost					
Sales and transfers at cost					
Issuance of shares					
Balance as at 31 December	**158,245**				**160**

2008		Price in Swiss francs			Total in millions of Swiss francs
	Number	High	Average	Low	
Balance as at 1 January	**171,831**				**174**
Purchases at cost	34,227	1,036.87	987.67	861.50	34
Sales and transfers at cost	(47,813)	1,009.24	1,008.31	1,004.85	(48)
Issuance of shares					
Balance as at 31 December	**158,245**				**160**

As at 31 December 2009, there are no other companies controlled by Givaudan SA that held Givaudan SA shares.

On 31 December 2009, Nestlé SA and Chase Nominees Ltd were the only shareholders holding more than 5% of total voting rights.

7. Movements in Equity

2009 *in millions of Swiss francs*	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance as at 1 January	**73**	**142**	**160**	**1,381**	**108**	**1,864**
Registered shares						
Issuance of shares	12	460				472
Appropriation of available earnings						
Transfer to the general legal reserve						
Dividend paid relating to 2008				2	(73)	(71)
Transfer to/from the reserve for own equity instruments						
Net profit for the year					173	173
Balance as at 31 December	**85**	**602**	**160**	**1,383**	**208**	**2,438**

2008 *in millions of Swiss francs*	Share Capital	General legal reserve	Reserve for own equity instruments	Free reserve	Retained earnings	Total
Balance as at 1 January	**73**	**142**	**174**	**1,364**	**209**	**1,962**
Registered shares						
Issuance of shares						
Appropriation of available earnings						
Transfer to the general legal reserve						
Dividend paid relating to 2007				3	(142)	(139)
Transfer to/from the reserve for own equity instruments			(14)	14		
Net profit for the year					41	41
Balance as at 31 December	**73**	**142**	**160**	**1,381**	**108**	**1,864**

8. List of Principal Direct Subsidiaries

The following are the principal direct subsidiaries of the company, which are wholly-owned unless otherwise indicated (percentage of voting rights):

Switzerland	Givaudan Suisse SA Givaudan Finance SA Givaudan International SA
Argentina	Givaudan Argentina SA
Australia	Givaudan Australia Pty Ltd
Austria	Givaudan Austria GmbH
Brazil	Givaudan Do Brasil Ltda
Chile	Givaudan Chile Ltda
China	Givaudan Frangrances (Shanghai) Givaudan Ltd Givaudan Flavors (Shanghai) Ltd Givaudan Specialty Products (Shanghai) Ltd Givaudan Hong Kong Ltd
Colombia	Givaudan Colombia SA
Czech Republic	Givaudan CR, S.R.O.
Denmark	Givaudan Scandinavia A/S
Ecuador	Givaudan Ecuador SA
Egypt	Givaudan Egypt SAE

France	Givaudan Participation SAS
Germany	Givaudan Deutschland GmbH
India	Givaudan (India) Private Ltd
Indonesia	P.T. Givaudan Flavours and Fragrances Indonesia
Italy	Givaudan Italia SpA
Japan	Givaudan Japan KK
Korea	Givaudan Korea Ltd
Malaysia	Givaudan Malaysia Sdn.Bhd
Mexico	Givaudan de Mexico SA de CV
Netherlands	Givaudan Nederland Services B.V. Givaudan Treasury International B.V.
Peru	Givaudan Peru SAC
Poland	Givaudan Polska Sp. Z.o.o.
Russia	Givaudan Rus LLC
Singapore	Givaudan Singapore Pte Ltd
South Africa	Givaudan South Africa (Pty) Ltd
Spain	Givaudan Iberica, SA
Sweden	Givaudan North Europe AB
Thailand	Givaudan (Thailand) Ltd (79%)
Turkey	Givaudan Aroma Ve Esans Sanayi Ve Ticaret Limited Sirketi
USA	Givaudan United States, Inc.
Venezuela	Givaudan Venezuela SA Quest International Venezuela CA (70%)

9. Jointly Controlled Entities

Name of joint venture	Principal activity	Country of incorporation	Ownership interest
TecnoScent	Olfactory receptor research	Belgium	50%

10. Board of Directors and Executive Committee Compensation

Information required by Swiss law, as per art. 663b bis CO, on the Board of Directors and Executive Committee compensation are disclosed in the *Givaudan consolidated financial statements*, Note 32.

11. Disclosure of the Process of Risk Assessment

Givaudan SA is fully integrated into the risk management framework of the Givaudan Group. This risk management framework also addresses the nature and scope of business activities and the specific risks of Givaudan SA (refer to Note 34 in the *consolidated financial statements* of this financial report).

APPROPRIATION OF AVAILABLE EARNINGS OF GIVAUDAN SA

Proposal of the Board of Directors to the General Meeting of Shareholders

in Swiss francs	**2009**	**2008**
Net profit for the year	173,086,204	40,239,272
Balance brought forward from previous year	35,197,317	67,661,445
Total available earnings	**208,283,521**	**107,900,717**
Distribution of an ordinary dividend of CHF 20.60 gross per share (2008: CHF 10.00)[a]	175,034,101	72,703,400
Total appropriation of available earnings	**175,034,101**	**72,703,400**
Amount to be carried forward	**33,249,420**	**35,197,317**

a) At the Annual General Meeting held on 26 March 2009 the distribution of an ordinary dividend of CHF 20.00 per share in the form of cash (CHF 10.00) and one warrant (CHF 10.00) was approved.

Deloitte.

Deloitte SA
Route de Pré-Bois 20
Case Postale 1808
CH-1215 Genève 15

Tél: +41 (0)22 747 70 00
Fax: +41 (0)22 747 70 70
www.deloitte.ch

Report of the statutory auditor
to the General Meeting of
Givaudan SA, Vernier

Report on the financial statements
As statutory auditor, we have audited the accompanying financial statements of Givaudan SA, which comprise the income statement, the statement of financial position and notes presented on pages 124 to 129 for the year ended 31 December 2009. The prior year corresponding figures shown in the financial statements were audited by other auditors, whose report, dated 13 February 2009, expressed an unqualified opinion.

Board of Directors' Responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2009 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Deloitte SA

Thierry Aubertin Licensed Audit Expert Auditor in Charge	Annik Jaton Hüni Licensed Audit Expert

Geneva, 15 February 2010

Audit. Fiscalité. Conseil. Corporate Finance.
Member of Deloitte Touche Tohmatsu

GIVAUDAN WORLDWIDE

Country	Address	Legal Entity name	Fragrances	Flavours	Financing Services	Sales	Creation/ Application	Production
Argentina	San Lorenzo 4759, Esquina Ave Mitre, B 1605 IEO Munro, Prov. Buenos Aires	Givaudan Argentina SA		■		■	■	■
	Ruta 9 Panamericana, Km 36,5 B1667KOV Partido Malvinas Argentinas, Buenos Aires	Givaudan Argentina SA	■			■	■	■
Australia	12 Britton Street, Smithfield 2164, Sydney NSW	Givaudan Australia Pty Ltd		■				■
	Unit 36, 5 Inglewood Place Baulkham Hills 2153, Sydney NSW	Givaudan Australia Pty Ltd	■	■		■	■	
	14 Woodruff Street Port Melbourne 3217, Melbourne VIC	Givaudan Australia Pty Ltd		■		■		
Austria	Twin Tower Vienna, Wienerbergstrasse 11, A-1109 Vienna	Givaudan Austria GmbH		■		■	■	
Bermuda	Hamilton	Givaudan International Ltd			■			
		FF Holdings (Bermuda) Ltd			■			
		FF Insurance Ltd			■			
Brazil	Avenida Engenheiro Billings 2185, Jaguaré, São Paulo, SP - CEP 05321-010 Caixa Postal 66041	Givaudan do Brasil Ltda	■	■		■	■	■
Canada	2400 Matheson Blvd., East Mississauga, Ontario L4W 5G9	Givaudan Canada Co.		■		■		
Chile	Avda Del Valle 869, oficina 202-203 Ciudad Empresarial, Huechuraba	Givaudan Chile Ltda		■		■	■	
China	Unit 1201-1204, Tower A, Beijing Kelun, Building 12A, Guanghua Road, Chaoyang District, 100020 Beijing	Givaudan Fragrances (Shanghai) Ltd Beijing Branch	■			■		
	298 Li Shi Zhen Road, Zhangjiang High-Tech Park, Pudong New Area, Shanghai 201203	Givaudan Fragrances (Shanghai) Ltd	■			■	■	■
	17 Floor, Yin Zheng Mansion, 338# Huan Shi East Road, Guangzhou 510060	Givaudan Fragrances (Shanghai) Ltd Guangzhou Branch	■			■		
	210, Jiang Tian East Road, Songjiang Development Zone, Shanghai 201600	Givaudan Specialty Products (Shanghai) Ltd	■	■				■
	Unit 1201-1204, Tower A, Beijing Kelun, Building 12A, Guanghua Road, Chaoyang District, 100020 Beijing	Givaudan Flavors (Shanghai) Ltd Beijing Branch		■		■		
	17 Floor, Yin Zheng Mansion, 338# Huan Shi East Road, Guangzhou 510060	Givaudan Flavors (Shanghai) Ltd Guangzhou Branch		■		■		
	668 Jing Ye Road Jin Qiao Export Area, Pu Dong New Area, Shanghai 201201	Givaudan Flavors (Shanghai) Ltd		■		■	■	■
Colombia	Carrera 98 No. 25 G – 40, Bogotá D.C.	Givaudan Colombia SA	■	■		■	■	
Czech Republic	Klimentska 10, 110 00 Praha	Givaudan CR, s.r.o.		■		■		
Denmark	Gøngehusvej 280, 2970 Hørsholm	Givaudan Scandinavia A/S		■		■		
Egypt	P.O. Box 95, Piece 37, Zone 3, 6th of October City	Givaudan Egypt SAE		■		■	■	■
Finland	Kauppakartanonkatu 7 A 44, 00930 Helsinki	Givaudan Suisse SA Finland Branch		■		■		
France	46, avenue Kléber, 75116 Paris	Givaudan France Fragrances SAS	■			■	■	
	55 Voie des Bans, BP 98, 95102 Argenteuil	Givaudan France Fragrances SAS	■			■	■	■
	55 Voie des Bans, BP 98, 95102 Argenteuil	Givaudan France Arômes SAS		■		■	■	
	19-23 Voie des Bans, BP 98, 95102 Argenteuil	Givaudan France Fragrances SAS	■					

Application only

Country	Address	Legal Entity name	Fragrances	Flavours	Financing Services	Sales	Creation/ Application	Production
Germany	Giselherstrasse 11, 44319 Dortmund	Givaudan Deutschland GmbH		■		■	■	■
	Lehmweg 17, 20251 Hamburg	Givaudan Deutschland GmbH	■			■		
Hong Kong	17A, Lippo Leighton Tower 103-109, Leighton Road Causeway Bay, Hong Kong	Givaudan Hong Kong Ltd	■	■		■		
Hungary	Frankel Leo u. 20, H-1027, Budapest	Givaudan Schweiz AG Hungary Commercial Representative Office		■		■		
India	Plot No. 30, Survey No.168, Dabhel Industrial Estate, Daman 396210	Givaudan (India) Pvt Ltd	■	■				■
	Plot No. 26, 2nd Cross Jigani Industrial Area, Anekal Taluk, Jigani 562 106 Karnataka	Givaudan (India) Pvt Ltd	■	■			■	■
	Bonanza 'A' Wing, 402-412 Sahar Plaza Complex, J.B. Nagar M. V. Road, Andheri (East) Mumbai 400 059	Givaudan (India) Pvt Ltd	■				■	
	401, Akruti Centre Point, 4th Floor MIDC-Central Road, MIDC, Andheri East Mumbai 400 093	Givaudan (India) Pvt Ltd	■	■		■	■	
	Block B, Vatika Atrium, Golf Course Road, Sector 53, Gurgaon (NCR)	Givaudan (India) Pvt Ltd	■	■		■		
Indonesia	Jl. Raya Jakarta-Bogor Km 35, Cimanggis 16951, Depok, West Java	PT. Quest International Indonesia	■	■			■	■
	Menara Anugrah 7th-9th Floor, Kantor Taman E3.3, Jl. Mega Kuningan Lot 8.6-8.7, Kawasan Mega Kuningan, Jakarta 12950	PT. Quest International Indonesia	■	■		■	■	
	Menara Anugrah 9th Floor, Kantor Taman E3.3, Jl. Mega Kuningan Lot 8.6-8.7, Kawasan Mega Kuningan, Jakarta 12950	PT. Givaudan Flavours and Fragrances Indonesia	■	■		■	■	
Italy	Via XI Febbraio 99, 20090 Vimodrone, Milano	Givaudan Italia SpA	■	■		■		
Iran	P.O. Box 15175/534 – No. 202-204, Gol Bld., Gol Alley, After Park Saei, Vali Asr, Tehran	Givaudan Suisse SA Iran Branch	■	■		■		
Japan	3014-1 Shinohara-cho, Kohoku-ku, Yokohama-shi, Kanagawa 222-0026	Givaudan Japan KK	■			■	■	
	3056 Kuno, Fukuroi-shi, Shizuoka 437-0061	Givaudan Japan KK		■				■
	3-23, Shimomeguro 2-chome, Meguro-ku, Tokyo 153-0064	Givaudan Japan KK		■		■	■	
Malaysia	A-901 Menara 1, Kelana Brem Towers, Jalan SS 7/15 (Jalan Stadium) 47301 Petaling Jaya, Selangor Darul Ehsan	Givaudan Malaysia Sdn Bhd	■	■		■		
Mexico	Camino a Quintanares Km. 1.5, Pedro Escobedo, Queretaro 76700	Givaudan de México SA de CV	■			■		■
	Av. Eje Norte-Sur No. 11 Civac, 62578 Jiutepec Morelos	Givaudan de México SA de CV		■		■	■	■
	Av. Paseo de la Reforma #2620, piso 12 Edificio Reforma Plus, Col. Lomas Altas, 11950 Mexico, D.F	Givaudan México SA de CV		■		■		
	Av. Paseo de la Reforma #2620, piso 9 Edificio Reforma Plus, Col. Lomas Altas, 11950 Mexico, D.F	Givaudan México SA de CV	■			■	■	
Netherlands	Huizerstraatweg 28, 1411 GP Naarden	Givaudan Nederland BV	■	■		■	■	■
	Huizerstraatweg 28, 1411 GP Naarden	Givaudan Nederland Services BV			■			
	Huizerstraatweg 28, 1411 GP Naarden	Givaudan Nederland Finance BV			■			
	Huizerstraatweg 28, 1411 GP Naarden	Givaudan Treasury International BV			■			
	Nijverheidsweg 60, 3771 ME Barneveld	Givaudan Nederland BV		■				■

Application only

Country	Address	Legal Entity name	Fragrances	Flavours	Financing Services	Sales	Creation/ Application	Production
New Zealand	2 Birmingham Road, East Tamaki, Auckland	Givaudan NZ Ltd		■		■	■	
Peru	Av. Victor Andrés Belaúnde 147, Centro Empresarial Real, Torre Real 1 Piso 11, San Isidro 27 Lima	Givaudan Peru SAC	■	■		■		
Philippines	37/F Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, 1605 Pasig City	Givaudan Singapore Pte Ltd, Philippines Regional Headquarters	■	■		■		
Poland	ul. Podchorazych 83, 00-722 Warszawa	Givaudan Polska Sp. z o.o.	■	■		■		
Russia	Riverside Towers Business Centre Kosmodamianskaya nab., 52/1, Floor 8, 115054 - Moscow	Givaudan Rus LLC		■		■	■	
	Ocean Plaza Business Centre, floor 7, Suschevskiy val 12, 127055 - Moscow	Givaudan Rus LLC	■			■	■	
Singapore	1 Woodlands Avenue 8, Singapore 738972	Givaudan Singapore Pte Ltd	■	■		■	■	■
South Africa	9-11 Brunel Road, Tulisa Park, 2197 Johannesburg	Givaudan South Africa (Pty) Ltd		■		■	■	■
	51A Galaxy Avenue, Linbro Business Park Frankenwald, Sandton 2065	Givaudan South Africa (Pty) Ltd	■			■	■	
South Korea	11/F, Trust Tower Bldg, 275-7 Yangjae-Dong, Seocho-Gu, Seoul 137-739	Givaudan Korea Ltd	■			■		
	12/F, Trust Tower Bldg, 275-7 Yangjae-Dong, Seocho-Gu, Seoul 137-739	Givaudan Korea Ltd		■		■		
Spain	Colquide, 6 Edificio Prisma I, 2a Planta 28231 Las Rozas, Madrid	Givaudan Ibérica, SA		■		■		
	Pla d'en Batlle s/n, 08470 Sant Celoni, Barcelona	Givaudan Ibérica, SA	■	■		■	■	■
	Edificio Géminis, Bloque B 1°, 2a Parque de Negocios Mas Blau, 08820 El Prat de Llobregat, Barcelona	Givaudan Ibérica, SA	■			■		
Sweden	Råbyholms Allé 4, 223 55 Lund	Givaudan North Europe AB		■		■		
Switzerland	*Corporate Headquarters*							
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan SA			■			
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan International SA			■			
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan Finance SA			■			
	5, Chemin de la Parfumerie, 1214 Vernier	Givaudan Suisse SA	■			■	■	■
	138, Überlandstrasse, 8600 Dübendorf	Givaudan Schweiz AG	■	■		■	■	■
	8310 Kemptthal	Givaudan Schweiz AG		■			■	■
Taiwan	7/F N° 303, Sec.4, Hsin Yi Road, Tapei 106	Givaudan Singapore Pte Ltd Taiwan Branch	■	■		■		
Thailand	719 KPN Tower, 16 & 25 Floor, Rama 9 Road, Bangkapi, Huaykwang Bangkok 10310	Givaudan (Thailand) Ltd	■	■		■	■	
Turkey	Park Maya Bloklarn Barclay 19 a Daire 3-6-7, 34335 Akatlar, Istanbul	Givaudan Aroma ve Esans Sanayi ve Ticaret Ltd. Sti.	■	■		■		
UAE	Gulf Tower 901-902, P.O. Box, 33170 Dubai	Givaudan Suisse SA Representative Office in Dubai		■		■	■	
	P.O. Box No. 33170, Floor 21, Offices 2109-2114, Concord Tower, Media City, Tecom Zone, Dubai	Givaudan Suisse SA Representative Office in Dubai	■			■	■	

Application only

Country	Address	Legal Entity name	Fragrances	Flavours	Financing Services	Sales	Creation/ Application	Production
UK	Magna House, 76-80 Church Street, Staines, Middx. TW18 4XR	Givaudan UK Ltd	■			■		
	Chippenham Drive, Kingston MK10 0AE, Milton Keynes	Givaudan UK Ltd		■		■	■	
	Kennington Road, Ashford, Kent TN24 0LT	Givaudan UK Ltd	■			■	■	■
	Bromborough Port, Wirral, Merseyside, CH62 4SU	Givaudan UK Ltd		■		■	■	■
Ukraine	Pimonenko Str. 13, 6B/18 Kiev 04050	Givaudan Suisse SA Representative Office in Ukraine		■		■		
US	880 West Thorndale Avenue, Itasca, IL 60143	Givaudan Flavors Corporation		■				■
	5115 Sedge Boulevard, Hoffman Estates, IL 60192	Givaudan Flavors Corporation		■		■	■	
	1199 Edison Drive 1-2, Cincinnati, OH 45216	Givaudan Flavors Corporation		■		■	■	
	Merry Lane, East Hanover, NJ 07936	Givaudan Flavors Corporation		■		■	■	■
	9500 Sam Neace Drive, Florence KY 41042	Givaudan Flavors Corporation		■				■
	4705 U.S. Highway, 92 East Lakeland, FL 33801-9584	Givaudan Flavors Corporation		■		■		■
	110 East 69th Street, Cincinnati, OH 45216	Givaudan Flavors Corporation		■				■
	International Trade Center, 300 Waterloo Valley Road, Mount Olive, NJ 07828	Givaudan Fragrances Corporation	■					■
	40 West 57th St. 11th floor, New York, NY 10019	Givaudan Fragrances Corporation	■			■	■	
	717 Ridgedale Avenue, East Hanover, NJ 07936	Givaudan Fragrances Corporation	■			■	■	
	1702 Eska Way Silverton, OR 97381	Pacific Pure-Aid Company		■		■	■	■
Venezuela	Calle Veracruz con calle Cali, Torre ABA, Piso 8, Ofic 8A, Las Mercedes, CP 1060, Caracas	Givaudan Venezuela SA	■	■		■		
Vietnam	Giay Viet Plaza 5th Fl., 180-182 Ly Chinh Thang Street District 3, Ho Chi Minh City	Givaudan Singapore Pte Ltd Representative Office in Vietnam	■	■		■		

Application only

CONTACT

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
www.givaudan.com

General information:
T + 41 22 780 91 11
F + 41 22 780 91 50

Media and investor relations:
T + 41 22 780 90 53
F + 41 22 780 90 90

Share registry:
SAG SEGA Aktienregister AG
Postfach
CH-4601 Olten
Switzerland
T + 41 62 205 36 95
F + 41 62 205 39 66

CREDITS

Photos
Courtesy of Givaudan employees
Alexandre Isard

Design and Typesetting
Petronio Associates, Paris, France
Latitudesign, Nyon / Vaud, Switzerland

Photolithography
Scan Graphic SA
Nyon / Vaud, Switzerland

Printing
Vögeli Druckzentrum
Langnau / Bern, Switzerland

The Givaudan Annual Report is published in English, German and French
The Givaudan Financial Report is published in English

Printed in Switzerland

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
T +41 22 780 91 11 • F +41 22 780 91 50 • www.givaudan.com


2010 FEB 23 P 1:22

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 17 February 2010
RG/am12053
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Full results 2009	16 February 2010	I
Annual Report 2009	16 February 2010	D

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com



Full Year 2009 Results - Givaudan reinforces its leadership position

- 1.6% growth in local currencies on a comparable basis
- Sustained EBITDA margin at 20.7%
- Net income up 79% to CHF 199 million
- Free cash flow tripled to CHF 459 million
- Strengthened balance sheet, net debt reduced by CHF 939 million
- Cash dividend of CHF 20.60 proposed

Geneva, 16 February 2010. "Givaudan's overall performance in 2009, against the backdrop of a difficult business environment, is a very satisfactory achievement. It is also a strong sign of our unique capability to understand and deliver innovation to support our customers, demonstrating at the same time a deep knowledge of the markets we serve. Givaudan fared better than the overall market because of the solid base we have put in place through the integration of Quest International as well as the exceptional efforts and dedication of our employees.", said Gilles Andrier, Givaudan CEO.

In 2009, Givaudan group sales totalled CHF 3,959 million, an increase of 1.4% in local currencies and a decrease of 3.1% in Swiss francs compared to the previous year. On a comparable basis (in local currencies and excluding the impact of divestments), sales increased by 1.6% versus 2008.

Sales of the Fragrance Division were CHF 1,824 million, an increase of 0.9% in local currencies and a decrease of 3.9% in Swiss francs versus 2008.

Sales of the Flavour Division were CHF 2,135 million, an increase of 1.9% in local currencies and a decrease of 2.5% in Swiss francs compared to the previous year. On a comparable basis, sales increased by 2.2% versus 2008.

Gross Margin

The gross profit margin declined to 45.0% from 45.6% as a result of strong increases in raw material, energy and transportation costs. Although basic commodity and energy prices have declined from the peak in the first quarter of 2009, the impact of this decline on Givaudan's margins was not fully reflected in 2009. Production volumes were significantly lower in 2009 than in 2008, driven both by lower sales volumes, as well as a strong focus on reducing inventory levels. Production costs could not be reduced in the same proportion, as a consequence putting pressure on the Gross Margin.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)

EBITDA declined to CHF 758 million in 2009 from CHF 765 million last year. On a comparable basis EBITDA was CHF 820 million, below the CHF 842 million reported last year. The comparable EBITDA margin was 20.7% in 2009, slightly higher than the 20.6% reported in 2008. The lower gross profit was more than compensated by integration savings and cost containment measures. When measured in local currency terms, the EBITDA on a comparable basis increased by 1.7%.

Operating Income

The operating income increased to CHF 460 million from CHF 379 million last year. On a comparable basis, excluding CHF 65 million of integration costs, the operating income increased to CHF 525 million in 2009 from CHF 486 million in 2008. The operating margin on a comparable basis increased to 13.3% in 2009 from 11.9% reported last year, mainly as a result of the lower amortisation of intangible assets, as well as integration savings and other cost containment measures partially offset by continued pressure on the gross profit margin. When measured in local currency terms, the operating income on a comparable basis increased by 14.4%.

Financial Performance

Financing costs were CHF 142 million in 2009, down from CHF 153 million in 2008. Other financial expense, net of income was CHF 51 million in 2009, versus CHF 71 million in 2008. In 2009 Givaudan continued to incur some exchange rates losses, but these were lower than in 2008. The Group continued to incur significant hedging costs to protect against ongoing currency volatility.

The Group's income taxes as a percentage of income before taxes were 25% in 2009, versus 28% in 2008.

Net Income

In actual terms, the net income increased by 79.3% to CHF 199 million in 2009 from CHF 111 million in 2008. This represents 5.0% of sales in 2009, versus 2.7% in 2008. Basic earnings per share increased to CHF 25.07 in 2009 from CHF 14.98 in the previous year.

Cash Flow

Givaudan delivered an operating cash flow of CHF 738 million, an increase of CHF 197 million on 2008. A strong focus on working capital management delivered a reduction in inventories of CHF 126 million, down 16.7% versus 2008 levels, and accounts receivables were maintained at 2008 levels, despite a strong sales increase in the last quarter versus prior year comparatives.

Total net investments in property, plant and equipment were CHF 95 million, down from the CHF 194 million incurred in 2008 as the Group reprioritised investments. Intangible asset additions were CHF 64 million in 2009, a significant portion of this investment being in the company's ERP project, based on SAP. Implementation was completed in the Netherlands and the UK and the project focus has now moved to North and South America. Operating cash flow after investments was CHF 589 million, up 113.4% versus the CHF 276 million recorded in 2008. Free cash flow, defined as operating cash flow after investments and interest paid, was CHF 459 million in 2009, a three-fold increase versus 2008.

In June 2009, Givaudan successfully completed its CHF 420 million rights issue, with 99.7% of rights being exercised.

Financial Position

Givaudan's financial position was significantly strengthened in 2009. As a result of a strong focus on cash generation, lower capital expenditures and the proceeds of the rights issue, net debt at December 2009 was CHF 2,248 million, down from CHF 3,182 million at December 2008. Excluding the Mandatory Convertible Securities, net debt at December 2009 was CHF 1,499 million, down from CHF 2,438 million at December 2008. At the end of 2009 the leverage ratio was 30%, compared to 46% at the end of 2008.

Dividend

The Board of Directors will recommend to the Annual General Meeting on 25 March 2010 to distribute a cash dividend to the shareholders of CHF 20.60 per share. This represents an increase of 3.0% over 2008

Outlook

For the full year 2010, Givaudan is confident to further outgrow the underlying market, based on its growing pipeline of briefs and new wins.The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010. In an improving environment, Givaudan continues to focus on its growth initiatives to expand in developing countries and in key segments.

Key Figures

in Mio CHF	2009	2008

except per share data		
Group sales	3,959	4,087
Fragrance sales	1,824	1,898
Flavour sales	2,135	2,189
Gross profit	1,780	1,862
as % of sales	*45.0%*	*45.6%*
EBITDA at comparable basis 1) 2)	820	842
as % of sales	*20.7%*	*20.6%*
EBITDA 1)	758	765
as % of sales	*19.1%*	*18.7%*
Operating income at comparable basis 2)	525	486
as % of sales	*13.3%*	*11.9%*
Operating income	460	379
as % of sales	*11.6%*	*9.3%*
Net income	199	111
as % of sales	*5.0%*	*2.7%*
Basic Earnings per share 3) 4)	25.07	14.98

in Mio CHF	**31 December 2009**	**31 December 2008**
Current assets	*2,389*	*2,180*
Non-current assets	*4,694*	*4,817*
Total Assets	**7,083**	**6,997**
Current liabilities	*1,466*	*1,052*
Non-current liabilities	*2,805*	*3,852*
Equity	*2,812*	*2,093*
Total liabilities and equity	**7,083**	**6,997**

1) EBITDA: Earnings Before Interest (and other financial income (expense), net), Tax, Depreciation and Amortisation. This corresponds to operating income before depreciation, amortisation and impairment of long-lived assets.

2) EBITDA at comparable basis excludes acquisition related restructuring expenses. Operating income at comparable basis excludes acquisition related restructuring expenses and impairment of long-lived assets.

3) The weighted average number of shares outstanding has been retrospectively increased as a result of the share capital increase for all periods before the capitalisation to consider the bonus element of the rights issue.

4) The Mandatory Convertible Securities will convert in March 2010, thus impacting the future earnings per share calculation

Fragrance Division

The Fragrance Division recorded sales of CHF 1,824 million, an increase of 0.9% in local currencies and a decrease of 3.9% in Swiss Francs. After a challenging first quarter, business momentum recovered, improving consistently during the three consecutive quarters. The Division achieved sales growth of 5.3% in local currencies during the fourth quarter of this year.

Total sales for Fragrance compounds (Fine Fragrances and Consumer Products combined) increased 0.8% when measured in local currencies but decreased 4.3% in Swiss Francs to CHF 1,576 million from CHF 1,647 million.

An excellent performance of our Consumer Products business, with an increase in sales of 3.6% in local currencies, contributed to the overall solid sales result and could offset the 7.6% sales decline in local currencies of the Fine Fragrance business unit. Fine Fragrances was particularly affected by the reduction of inventories throughout the supply chain in the first half of the year and the

Fragrances was particularly affected by the reduction of inventories throughout the supply chain in the first half of the year and the ongoing contraction of the mature markets at retail level. Fragrance Ingredients sales increased by 2.2% in local currencies which represents a solid achievement given the strong sales decline experienced in the beginning or the year which could be offset by double-digit growth in the second half of 2009.

EBITDA decreased to CHF 333 million from CHF 348 million last year. In comparable terms, EBITDA decreased to CHF 370 million from CHF 400 million. An unfavourable product mix due to lower sales in Fine Fragrances and underutilisation of capacities due to lower production volumes, particularly in fragrance ingredients, affected the gross profit margin. Operating expenses were reduced due to further integration savings and cost containments, partially offsetting the gross margin decline. The EBITDA margin on a comparable basis declined to 20.3% compared to the 21.1% of last year.

The operating income increased by 24.8% to CHF 191 million from CHF 153 million last year mainly due to lower integration and amortisation costs in 2009. The operating margin on a comparable basis increased to 12.5% from 12.1%, mainly as a result of lower amortisation of intangible assets, partially offset by lower gross profit margin. Operating income on a comparable basis was CHF 228 million, below the CHF 230 million.

In 2009, further progress was achieved on the integration of our supply chain. In line with the Division's strategy to have a cost competitive ingredients palette for its perfumers, the closure of the commodity ingredients manufacturing site in Lyon, France was completed by end of March 2009. In Mount Olive, USA, the second phase of our expansion was finished in mid-2009 allowing for the full consolidation of the complete compounding activities in North America. In November, the first important expansion of our ingredients manufacturing site in Pedro Escobedo, Mexico, was completed. The installation of a multi-purpose manufacturing unit will further support the production of speciality ingredients at competitive costs. In order to better serve our customers in the emerging markets, the further expansions of our commercial offices in Moscow and Dubai were also completed.

Global presence contributes to the in-depth consumer understanding of the Fragrance Division. In addition to investments in our knowledge management tool, Miriad 2.0™, teams ensure on-the-ground connection with local markets; capturing opinions, experiences and associations with fragrance and observing consumer behaviour when buying and using products. This information forms the source of our databases which inspire commercially successful fragrance design. Key tools in Miriad 2.0™ have been expanded to incorporate information from developing markets. Simultaneously BlogTrek, another Miriad 2.0™ tool, connects with online communities to feel the pulse of consumer opinion about fine fragrance launches.

Givaudan's new enterprise system based on SAP was successfully implemented in the important Ashford site in the UK.

Fine Fragrances

Fine Fragrance sales declined 7.6% in local currencies, impacted by weak consumer demand and the effect of destocking, particularly in Europe and North America.

Despite the fact that sales were lower for the full year, this business unit showed a clear strengthening in performance during the second half of 2009 in a strongly declining market. This was a result of Givaudan's ability to win important new fragrance projects which were successfully launched in the market, and the continued strong, double-digit performance in Latin America.

Givaudan's success was also demonstrated by a strong presence at the 2009 annual fragrance award ceremonies in the US, UK, Germany and France where twelve fragrances created by Givaudan won awards.

Consumer Products

Sales in Consumer Products increased by 3.6% in local currencies, driven by a strong performance in the developing markets. Both, regional and international customers contributed to this success. Sales in mature markets remained flat compared to prior year.

Asia Pacific reported strong sales growth among all customer groups, driven both by new wins and growth of the existing business. Sales growth was especially strong in China, India and Indonesia.

Latin American sales posted a high double-digit growth, as a result of the excellent sales across all customer groups, especially in Brazil and Argentina.

Sales in Europe, Africa and the Middle East increased slightly, driven by a good momentum in the developing markets of Central and Eastern Europe, Africa and the Middle East. Local and regional customer sales increased in both developing and mature markets.

North American sales, despite returning to growth in the fourth quarter, decreased overall mainly driven by declining sales in the discretionary air care segment.

On a worldwide basis, sales in the fabric and oral care segments recorded the strongest performance, followed by personal care. Sales in the household category, particularly in the air care segment, were below last year.

Fragrance Ingredients

Sales of Fragrance Ingredients increased by 2.2% in local currencies, a solid performance given the underlying market contraction based on heavy destocking on the customer side during the first six months of 2009.

A novel ingredient, Cosmone - a rich, powdery musk with high impact - was launched in 2009. The ingredient, which can be used across fine fragrance, personal and fabric care applications quickly gained wide market acceptance.

The second phase of the expansion and upgrade of our ingredient manufacturing plant in Pedro Escobedo, Mexico, was completed in November. Additional production of specialty ingredients will be transferred to the plant in the course of 2010.

Flavour Division

The Flavour Division reported sales of CHF 2,135 million, representing a growth of 1.9 % in local currencies and a decline of 2.5 % in Swiss francs, which was a solid performance despite the current global business climate. Excluding the effects of the divested business, sales performance in local currencies increased 2.2%.

During the fourth quarter of this year, the Division achieved sales growth of 4.3% in local currencies.

The adverse and volatile economic environment impacted particularly the performance in North America, Central and Eastern Europe. However, the Asia Pacific and Latin America regions posted strong growth rates, with an increase in sales of 8.2% and 14.1% in local currencies respectively. Throughout all regions, our sales were impacted by the inventory reductions undertaken by our customers. However, product innovation continued to be a key business driver and as a result, an increase in new opportunities, combined with an improving ability for Givaudan to win those new projects lead to a strong inflow of new wins, particularly in the important area of Health and Wellness. When looking at the product segments, Dairy and Beverages posted solid gains, mainly led by Health & Wellness applications.

EBITDA increased to CHF 425 million from CHF 417 million last year. The comparable EBITDA increased to CHF 450 million from CHF 442 million reported last year. The comparable EBITDA margin increased to 21.1% in 2009 from 20.2% in 2008, driven by integration savings and tight cost containment throughout the year, both in manufacturing and commercial expenses.

The operating income rose to CHF 269 million from CHF 226 million last year. The operating margin on a comparable basis increased to 13.9% from 11.7% reported last year, due to the lower amortisation of intangible assets. On a comparable basis, operating income was CHF 297 million, above the CHF 256 million reported last year.

Givaudan's TasteSolutions™ programme, focusing on salt reduction, sweetness enhancement and bitterness masking saw double-digit growth for the second year running. Included in this programme is a bitterness masking technology which enables the company to incorporate the new high-intensity natural sweetener, Stevia into our applications, particularly beverages. Over the course of the year, Givaudan continued to develop creation and application knowledge for its salt reduction and sweetness enhancement toolbox.

The ongoing innovation initiatives in key icon flavours, like citrus, dairy, tea, coffee, vanilla and chicken – through the development of new materials for flavourists to deliver profiles with enhanced palatability, authenticity and stability – contributed to new significant opportunities and wins.

Givaudan continued to build its knowledge of consumer insights through extensive investments in quantitative and qualitative market research studies. The company continued with one of the key strategic alliances with the University of California at Riverside which has one of the largest citrus collections in the world. Throughout the year, Givaudan continued to explore the Mood & Emotions area with our consumer research capability. Utilising our VAS technology we are able to capture consumer information more effectively. Our ongoing investments in consumer understanding, sensory exploration and technology have given us a clear competitive edge with our customers.

AsiaPacific
Sales for APAC achieved 8.2% growth in local currencies, growing faster than the underlying market. After a slow start into the year, the region rebounded with solid growth rates for the remainder of 2009. The developing markets of China, India and Indonesia recorded double digit increases due to successful new wins and increased activity with existing customers. Sales in mature markets remained almost flat as a result of the continued difficult economic environment, particularly in Japan.

Growth in this region was well balanced across all segments with new wins and growth of the existing business. The Beverage segment showed particular strength.

Europe, Africa, Middle East (EAME)
The fourth quarter of 2009 showed renewed growth for the region offsetting most of the decline experienced earlier in the year. Despite the challenging environment, sales could almost be maintained at last year's level and showed only a slight decline of 0.3 % in local currencies. The strong growth in the developing markets of Africa and Middle East could almost compensate the declines in Central and Eastern Europe. In Western Europe, Givaudan was able to sustain its sales at last year's level, in a difficult environment.

New wins fuelled by innovative flavour solutions as well as increased market penetration in the region helped Snacks achieve a double-digit gain. Dairy segment sales were the other main driver of growth. All other segments declined as a result of the economic challenges in Europe.
Intimate customer partnerships supported by programmes such as ByNature as well as tailored key promotions around chicken, cheese, dairy and citrus and the ongoing expansion into new markets contributed to build a robust project pipeline.

Givaudan's new enterprise system based on SAP was successfully implemented in the important Naarden and Barneveld sites in the Netherlands.

North America
Sales in comparable terms, which exclude the divestiture of the manufacturing site based in St. Louis, decreased 3.3% in local currencies as a result of destocking and lower consumer consumption due to the challenging economic environment in the US.

However, our strategic focus on key growth initiatives and our customers' renewed emphasis on innovative products have resulted in a strong pipeline in these areas. In particular, there were significant wins in Health and Wellness, specifically sweetness enhancement and sodium replacement, through our TasteSolutions™ programme.

The closure of Owings Mills in the US was completed on schedule with production being consolidated into our remaining North American facilities.

Latin America

Latin America

Latin America delivered the best regional performance, posting a strong 14.1% increase in local currencies, clearly outpacing the underlying market. Strength from the existing business with key customers as well as strong new wins from local and regional customers helped to drive all markets' strong results with Argentina, Brazil and Mexico leading the way with double-digit gains. Increased sales can be attributed to Beverage, Dairy and Confectionery segments as well as to Health and Wellness related wins, based on TasteSolutions™ technology, continue to demonstrate our leading capabilities in this important growth initiative for the division.

The closure of Vinhedo in Brazil was completed during the fourth quarter of the year and the production was transferred to Jaguare (Brazil).

Available Documents and Links:
Annual & Financial Report 2009
Full Year 2009 Results Presentation
This afternoon, 16 February 2010 at 15.00 CET, a conference call will be broadcasted on Givaudan's internet site. Please click here.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com